CGI GROUP INC. 2005 ANNUAL REPORT

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years of commitment to helping you win and grow

CGI

The CGI Constitution

Our dream

To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.

Our mission

To help our clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, business processes and management. In all we do, we foster a culture of partnership, intrapreneurship, teamwork and integrity, building a world-class IT and business process services company.

Our vision

To be a world-class IT and business process services leader helping our clients win and grow.

Our values

Partnership and quality

For us, partnership and quality are both a philosophy and a way of life. We develop and follow the best management practices and we entrench these approaches into client relationships and service delivery frameworks in order to foster long-term and strong partnerships with our clients. We listen to our clients and we are committed to their total satisfaction in everything we do.

Objectivity and integrity

We exercise the highest degree of independent thinking in selecting the products, services and solutions we recommend to clients. In doing so, we adhere to the highest values of quality, objectivity and integrity. Consequently, strict rules of business and professional conduct are applied. We do not accept any remuneration from suppliers.

Intrapreneurship and sharing

Our success is based on the competence, commitment and enthusiasm of our members. Therefore, we promote a climate of innovation and initiative where we are empowered with a sense of ownership in supporting clients, thus ensuring the firm's profitable growth. Through teamwork, sharing our know-how and expertise, we bring the best of CGI to our clients. As members, we share in the value we create through equity ownership and profit participation.

Respect

As a global company, we recognize the richness that diversity brings to the company and welcome this diversity while embracing the overall CGI culture. In all we do, we are respectful of our fellow members, clients, business partners and competitors.

Financial strength

We strive to deliver strong, consistent financial performance, which sustains long-term growth and rewards our members and shareholders. Financial strength enables us to continuously invest and improve services and business solutions to the benefit of our clients. To this end, we manage our business to generate industry superior returns.

Corporate social responsibility

Our business model is designed to ensure that we are close to our clients and communities. We embrace our social responsibilities and contribute to the continuous development of the communities in which we live and work.

Serving all stakeholders,
today and tomorrow

For the past 30 years, we have focused on serving the long-term needs of all our stakeholders, namely our clients, members (employees) and shareholders. Ever since the Company's inception, we also have been actively building the foundation to help us realize this objective. Today, we have the management discipline, the operational processes and the dedicated professionals to ensure that we continue to deliver strong growth over the long term. We believe that maintaining the best equilibrium between the needs of all our stakeholders is the surest way to deliver the continued growth for which we strive.

CGI at a glance

CORPORATE PROFILE

Founded in 1976, CGI now ranks among the leading independent information technology (IT) and business process services firms in the world. CGI has consistently achieved profitable growth through a balance of organic growth and acquisitions. CGI currently employs approximately 25,000 professionals and has offices in Canada, the United States, Europe and Asia Pacific, as well as centers of excellence in North America, Europe and India. CGI is one of the few leading IT and business process services players with the capability to provide clients with end-to-end services, thereby positioning it to grow in step with its clients' evolving needs. CGI combines global scale and scope with a strong local presence in all of its geographic markets, enabling it to build strong client partnerships. CGI's shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB).

OUR END-TO-END SERVICES

CGI provides systems integration and consulting, as well as managed IT and business process services, to help clients cost effectively realize their strategies and create value. Our distinctive approach is rooted in our Management Foundation, which is comprised of best-in-class processes. These processes are the basis of our ISO 9001 certification.

SYSTEMS INTEGRATION

CGI integrates and customizes leading technologies and software applications to create IT systems that meet clients' strategic needs.

CONSULTING

CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

MANAGEMENT OF IT AND BUSINESS FUNCTIONS (OUTSOURCING)

Clients delegate entire or partial responsibility for their IT or business process functions to CGI to achieve significant savings and to access the best technology, while retaining control over strategic IT and business functions. CGI hires clients' IT and specialized professionals,

enabling clients to focus on mission critical operations.

Services provided as part of outsourcing contracts may include some or all of the following: development and integration of new projects and applications; application maintenance and support; technology management (enterprise and end-user computing, network services); transaction and business process for the financial

Business highlights
Based on fiscal 2005 revenue







CONTRACT TYPES
54% Management of IT and business functions (outsourcing)
  1. IT services 43%
  2. Business process services 11%
46% Systems integration and consulting

TARGETED VERTICALS
34% Financial services
29% Government and healthcare
23% Telecommunications and utilities
 8% Retail and distribution
 6% Manufacturing

GEOGRAPHIC MARKETS
61% Canada
32% US
 7% Europe and Asia Pacific

CGI at a glance

services sector, as well as payroll services, document management and finance and administration services.

Outsourcing contracts, typically ranging from five to ten years and renewable, provide revenue visibility and support performance stability.

OUR MARKETS

We target five economic sectors (see page 2) that offer superior IT growth potential and where we have developed strategic business expertise that enables us to bring added value to our clients.

We have a strong presence in Canada, the US, UK and continental Europe, and are present in Asia Pacific through offshore delivery operations in India.

OUR DIFFERENTIATORS

CGI combines a decentralized, metro markets business structure with a global delivery model, resulting in IT and business process services that are both highly responsive to client needs and highly cost competitive. However, all operations are carried out according to the same Management Foundation, thus ensuring consistency and cohesion.

As per CGI's delivery model, work may be carried out onsite at client premises, or through one of CGI's centers of excellence located in North America, Europe and India. CGI also has a number of leading business solutions that support long-term client relationships.

OUR GROWTH STRATEGY

Organic growth and acquisitions are an integral part of our business strategy and both have contributed to our growth over the years. In addition to operational breadth and depth, acquisitions bring critical mass, which qualifies us for larger contracts.

Competitive strengths

CGI has a combination of competitive strengths that provide an enhanced value proposition for clients. CGI combines strategic and technical expertise in five high-growth vertical markets. It provides flexibility and cost competitiveness through its end-to-end service offering and global delivery model. It achieves client intimacy through its metro market approach and a strong local presence. CGI consistently offers a high quality of service throughout its operations through the application of its management frameworks.



Our enhanced value proposition

- High-end IT services
- Deep industry expertise (five verticals)
- Unique global delivery model
- Quality delivery track record
- Flexible client partnerships

Growth strategy



Organic growth

SMALL CONTRACTS AND PROJECTS

< $50M
PER YEAR

Win new contracts and renewals

Develop new client relationships

Extend service offering to existing clients

LARGE OUTSOURCING CONTRACTS

> $50M
PER YEAR

Pursue large outsourcing contracts with new or existing clients

Grow pipeline of outsourcing proposals

Acquisitions

NICHE MARKET ACQUISITIONS

< $50M

Enhance vertical offering

Increase geographic presence

Increase the richness of offering

LARGE ACQUISITIONS

> $50M

Increase geographic presence

Increase critical mass to qualify for large outsourcing proposals

Ensure cultural fit and accretiveness to net earnings

2005 Financial highlights

CGI continued to achieve strong revenue and earnings growth,
while maintaining healthy margins and a strong balance sheet.



REVENUE
In billions of dollars



**NET EARNINGS FROM
CONTINUING OPERATIONS**
In millions of dollars



**EPS FROM CONTINUING
OPERATIONS**
In dollars



CONTRACT BACKLOG
In billions of dollars



**NET EARNINGS FROM CONTINUING
OPERATIONS MARGIN**
In percentage



**NET DEBT TO
CAPITALIZATION** [1]
In percentage



**CASH PROVIDED BY CONTINUING
OPERATING ACTIVITIES**
In millions of dollars



CASH NET EARNINGS
In millions of dollars



CASH NET EARNINGS MARGIN
In percentage

[1] The net debt to capitalization ratio represents the proportion of long-term debt net
of cash and cash equivalents over the sum of shareholders' equity and long-term debt.

2005 Financial highlights

Years ended September 30 (in thousands of Canadian dollars—unless otherwise indicated—except share data, ratios and percentages)

	2005	2005	2004	2003	2002	2001	COMPOUND ANNUAL GROWTH 2001-2005
	US$ [1]		RESTATED	RESTATED	RESTATED	RESTATED	%
FINANCIAL PERFORMANCE							
Revenue	3,013,174	3,685,986	3,150,070	2,589,905	2,098,087	1,495,149	25.3
Adjusted EBIT [2]	282,962	346,145	310,083	288,361	227,570	163,378	20.6
Adjusted EBIT margin [2]	9.4%	9.4%	9.8%	11.1%	10.8%	10.9%	
Net earnings from continuing operations	179,596	219,698	185,386	166,115	131,393	89,774	25.1
Basic and diluted earnings per share from continuing operations	0.41	0.50	0.44	0.42	0.35	0.30	13.6
Net earnings	176,972	216,488	194,041	169,198	131,669	62,789	36.3
Basic and diluted earnings per share	0.40	0.49	0.46	0.43	0.35	0.21	23.8
Net earnings (under US GAAP) [3]	194,379	237,782	218,212	173,293	132,212	73,200	34.3
Basic per share (under US GAAP) [3]	0.44	0.54	0.52	0.44	0.35	0.24	22.0
Cash flow from continuing operating activities	392,120	479,677	229,804	230,074	177,447	176,382	28.4
FINANCIAL POSITION							
Total assets	3,433,519	3,986,659	4,316,515	3,136,683	2,306,970	2,027,690	18.4
Shareholders' equity	2,148,557	2,494,690	2,461,862	1,980,210	1,779,615	1,503,114	13.5
Shareholders' equity per common share	4.98	5.79	5.54	4.92	4.67	4.09	
Working capital	286,484	332,637	362,380	227,452	202,212	110,625	31.7
Current ratio	1.47	1.47	1.47	1.40	1.55	1.30	
Long-term debt (current and long-term portions)	215,055	249,700	489,820	267,986	8,500	40,280	57.8
Long-term debt to capitalization ratio [4]	9.1%	9.1%	16.6%	11.9%	0.5%	2.6%	

	FISCAL 2005							FISCAL 2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
		RESTATED	RESTATED	RESTATED	RESTATED	RESTATED	RESTATED	RESTATED
QUARTERLY FINANCIAL RESULTS								
Revenue	904,840	936,394	915,662	929,090	936,888	842,358	702,322	668,502
Adjusted EBIT [2]	89,427	90,173	80,366	86,179	83,876	76,570	76,436	73,201
Adjusted EBIT margin [2]	9.9%	9.6%	8.8%	9.3%	9.0%	9.1%	10.9%	11.0%
Net earnings	55,792	57,759	49,594	53,343	52,909	52,959	45,646	42,527
Basic and diluted earnings per share	0.13	0.13	0.11	0.12	0.12	0.12	0.11	0.11
Cash flow from (used in) continuing operating activities	121,740	188,503	66,842	102,592	(2,584)	68,627	70,838	92,923

[1] Canadian dollar amounts for the period ended September 30, 2005, have been translated into US dollars solely for the convenience of the reader. Statement of earnings and statement of cash flows figures have been translated at the average rate for the year (CDN$1.22329 = US$1.00), and balance sheet figures at the September 30, 2005, rate (CDN$1.1611 = US$1.00).

[2] Adjusted EBIT represents earnings before interest on long-term debt, other income, net, gain on sale of investment in an entity subject to significant influence, entity subject to significant influence, income taxes and discontinued operations. Adjusted EBIT margin is adjusted EBIT over revenue.

[3] Reconciliation between US and Canadian generally accepted accounting principles is provided in Note 26 to the consolidated financial statements.

[4] The long-term debt to capitalization ratio represents the proportion of long-term debt over the shareholders' equity and long-term debt.

Note: In 2005, CGI did not declare any dividends.

Since 1940, computers have
continually evolved to meet the
world's ever expanding needs and
expectations. In 1976, CGI entered the IT
services sector, which was still in relative infancy,
with a passion for excellence and innovation,
an unwavering commitment to its clients,
and the dream of creating an environment
in which colleagues enjoy working together
and, as owners, contribute to building
a company they can be proud of.



The best ideas grow in stimulating environments

Designed by Charles and Ray Eames in 1945, the Lounge Chair Wood was hailed by TIME magazine as the "Best Design of the 20th century," due in good part to its longevity in providing functional comfort for virtually any user. Likewise, CGI adapts its service delivery to individual client needs, ensuring that each custom-designed solution remains the best fit for them.



Good design spans time



Read, performed and admired
by millions worldwide, Shakespeare's
work is as alive today as it was in the
16th century. Similarly, CGI's culture
has evolved with the understanding
that success and durability must
be based and built on quality.

Classics are timeless

From day one, the essence of
CGI's plan has remained unchanged.
We are responding to the growth and
complexity of our clients' business with
our people, expertise and the ever-evolving
solutions clients need to continue to win
and grow. Their success is our success,
as well as that of each individual
member and shareholder.



Visionary plans evolve with client needs

Partners for long-term growth

Dear clients,
Fiscal 2006 marks CGI's 30th year of existence. As an integral part of our annual report,
we are pleased to provide you with the latest developments within our Company.

Over the years, we have strived with discipline to ensure that our Company evolved according to the trends that you had already set in motion. We regularly consulted you, so that your views would help shape our strategies and, ultimately, what we became. More often than not, you provided this input as part of our structured program aimed at evaluating your degree of satisfaction with our services. In the course of this quality program, you gave us an average score of 8.8 out of 10 last year. Even though we believe this demonstrates that you consider us a worthy partner, as a learning organization, we think there is always room for improvement.

While you wanted us to grow to meet your expanding needs, you clearly stated that you wanted us to maintain the cultural values that characterize our Company, namely our determination to be a committed and flexible partner that is laser-focused on quality.

HIGHLIGHTING YOUR MOST FREQUENT SUGGESTIONS
1. HELPING YOU CREATE VALUE

As clients, you expected us to help you create value. This is why, over the years, we built industry-specific business and technology architectures that are among the most advanced for each of our selected industry sectors. We also developed state-of-the-art technology business solutions based on these architectures. We developed business transformation capabilities and strong management expertise to help you achieve your goals.

This represents hundreds of millions of dollars in investments that are available to you, our clients, to assist you in accelerating your business value creation initiatives. You also have ready access to numerous centers of excellence located across our entire network, which allow you to significantly reduce the cost of your information technology and business process services functions.

2. BEING A COMMITTED END-TO-END PARTNER

You often stated that you preferred to work with one partner with the capability to meet all of your information technology needs. This is why, over the years, we have assembled a team of 25,000 talented individuals – of which 90% are shareholders in the Company – who share your passion for excellence. Over time, in building our team, we took care to ensure that we brought together the business and technical knowledge and experience needed to serve your end-to-end needs.

Furthermore, to become your complete partner, we developed an extensive offering related to business process services for several of your mission critical functions.

3. BUILDING CRITICAL MASS

The economic pressures that you, our clients, have faced over the last 10 years have required you to adapt to new realities. You had to radically improve your productivity everywhere. From an information technology and business process standpoint, you had to share investments and risks, while securing access to state-of-the-art technologies.

Many of you opted to outsource. You wanted to leverage both your strengths and our strengths by combining and sharing assets. To this end, we have been growing our critical mass to help you realize your objectives.

You also told us that you wanted us to grow this critical mass in a way that would match your expansion, both locally and around the world, and support you as you take advantage of globalization. We are pleased to report that today we have this critical mass. CGI professionals are present in over 100 offices in North America, Europe and Asia Pacific, including a number of centers of excellence across our network. While we have the required critical mass to qualify for large outsourcing contracts, we will continue to build a stronger presence in some of our metro markets, namely in the US and Europe.

In a world where change is a constant feature, CGI remains true to itself and our commitment to you, our clients, remains the same. We will continue to evolve our service offering to ensure that we create value for you and that we continue to meet your needs.

In closing, we would like to share with you what motivates all of our 25,000 professionals in their day-to-day work. Every day, as each of us goes to work, we seek to constantly deliver results that exceed your expectations. And in the end, what we cherish most is when you come up to us, tap us on the shoulder and say: "Thanks for your help."

(signed)   (signed)
SERGE GODIN   **MICHAEL E. ROACH**
CHAIRMAN AND   PRESIDENT AND
CHIEF EXECUTIVE OFFICER   CHIEF OPERATING OFFICER

I.

Financial services

Breaking through to new earnings growth

Global competition, increasing customer and shareholder expectations, and the convergence of service and product offerings are causing insurers, banks and securities firms to reevaluate how they do business. To adapt and win in this environment, financial services companies are focusing on what delivers business value and sustains day-to-day operations. Business process transformation, managed services and advanced technologies are the answers to reducing complexity and driving differentiation – allowing firms to quickly deliver more targeted products and services. Financial services firms that have adopted these strategies are breaking through to new earnings growth.

"CGI played a major role in the large-scale migration of our entire computing environment to Windows, completed in 2005, which included more than 24,000 workstations and 1,500 servers in 1,600 separate locations. CGI quickly understood our requirements and demonstrated a high-level of commitment and flexibility in achieving a successful migration. The quality work of the team resulted in enormous satisfaction of our clientele. There is no doubt that CGI is a partner of choice."

RICHARD HALLEY
Senior Vice-President, Operational Effectiveness and Information Technology, Fédération des caisses Desjardins du Québec

"To implement a point of sale system that aligned our business with the FSA's recommendations around simplifying sales of stakeholder products, CGI was our natural partner of choice. They assisted in the ideas and developed the systems to enable Foresters to achieve this strategic change, resulting in a 30 percent increase in sales. With CGI's solution and ongoing support, we provide excellent customer value and further our reputation of delivering quality and service in everything we do."

EUAN ALLISON
Managing Director, Forester Life Ltd.

"For the past two years, CGI has overseen the management of our growing application base and has successfully executed several strategic development projects. CGI has helped us to improve the quality of our environment and raise user satisfaction levels. As we look to embark upon significant change initiatives, we are counting on the support and capabilities of partners such as CGI. We look forward to continuously accessing the best of CGI to achieve our goals."

ALICE KEUNG
Senior Vice-President – Information Technology and Chief Information Officer, National Bank of Canada

Transforming government and healthcare to better meet constituent needs

Governments at all levels share aspirations to better serve and provide for their citizens. At the same time, governments face unprecedented financial pressures. They must cope with constrained revenues, mounting health and socioeconomic program costs due to aging populations, and a vacuum of knowledge left by a vast retiring workforce. The good news is that governments are finding new ways to harness and integrate innovative business processes and technology solutions to help them become more efficient and productive while better meeting constituents' needs.

"We were so committed to an entirely electronic records and document management system that we did not include any paper filing areas in the floor plan of our new hospital. CGI-AMS helped us reach a truly ambitious goal: to give our clinicians instant access to medical records – anytime, anywhere – to adhere to security and privacy requirements, and to integrate the new solution with our existing health information system."

Barbara Manor
Director of Health
Information Management,
Exempla

"Since 1999, CGI-AMS has been our key partner in our financial management modernization effort. To date, they've implemented and supported Phoenix – our financial management system based upon CGI-AMS's Momentum solution – at USAID's Washington headquarters and at 22 worldwide missions, with the rollout of 28 more to come. They have demonstrated flexibility in adapting to various languages and cultural differences, as well as in overcoming geographic and telecommunications challenges. With CGI-AMS, we are achieving our vision of a global and web-enabled, agency-wide financial management system."

Lisa Fiely
Chief Financial Officer,
U.S. Agency for International
Development (USAID)

3.

Telecommunications and utilities

Adapting to changing market dynamics

Heightened customer sophistication, intense competition and technology convergence all combine to challenge the telecom industry like never before. Service providers are responding to this challenge with continued diligence by quickly optimizing and consolidating legacy voice and data services, investing in next-generation services, and building adaptive, flexible operating models. For utilities, deregulation, regulatory pressures and customer expectations for low rates and high-quality services are major forces. To respond, utilities are seamlessly integrating highly collaborative systems and processes to achieve immediate access to critical information, to reduce costs, and to increase productivity, safety and organizational efficiency.

"In our industry, our focus is to serve our clients by providing them with services within a safe and environmentally sound manner. Broadening our existing relationship with CGI will enable us to stay focused on the core competency of our business while benefiting from our partner's recognized industry expertise and best-of-breed technology and services."

PAUL SCHULTZ
OMS/MDS Project Manager, Los Angeles Department of Water and Power

"Verizon Wireless is committed to delivering fast and reliable service on the nation's best network, and CGI-AMS has been a long-time partner in helping us maintain this leadership position. From delivering tools that allow us to make better business decisions to implementing solutions that increase customer service, CGI-AMS works with us in a spirit of true teamwork that results in efficiency gains, top-notch business practices and a keen focus on the customer."

ROBERT B. SMITH
Director of Information Technology, Verizon Wireless

"We appreciate the commitment and positive spirit of all CGI members, and enjoy the mutual trust in all our working relationships. The mental and local proximity is a valuable advantage and asset. They have proven their ability to manage complex business and technical situations, and their flexibility, more than once."

HARTMUT KREMLING
Chief Technology Officer, Vodafone Germany

4.
Retail and distribution

Building profitability and customer preference

The fiercely competitive nature of the retail and distribution sector is causing these industries to rethink their entire approach to business. To compete and win, companies are establishing flexible and customer-centered operating models. Through adaptive strategies and technologies and the appropriate architectures and frameworks, retailers and distributors are transforming their infrastructures to establish deep, demand-driven supply chains and to provide responsive and superior service. By assessing internal competencies against this vision, retailers and distributors are achieving the differentiation needed to drive growth and customer loyalty.

"As Canada's largest telephone directories publisher, the Yellow Pages Group has been an industry leader since it published its first directory in 1908. Our partnership with CGI helps us continue this strong tradition of excellence. As part of a seven-year IT outsourcing contract, CGI provides the technology foundation that allows us to meet our strategic goals. With CGI, we have a true partner that shares our commitment to delivering services with the highest levels of quality, reliability and availability."

Yvan Proteau
Chief Information Officer,
Yellow Pages Group

Transforming supply chains for enhanced profitability and global competitiveness

Consolidation and globalization are driving manufacturers to radically transform their supply chains. Manufacturers that harness explosive global supply and seize opportunities to redefine their operational and competitive footprints will become tomorrow's industry leaders. Embracing this new vision requires adopting adaptive strategies, services, processes, platforms and technologies. Those companies that boldly undertake this approach will enhance productivity, streamline procurement, accelerate production and open multiple service channels.

"When Imagistics was created from a Pitney Bowes spin-off in late 2001, we had an aggressive timeline to create the technology infrastructure that would support our business. We made the right decision in partnering with CGI. They successfully managed the transition and continue to manage all of our IT infrastructure services. Their service flexibility and technology expertise allow us to continuously adapt as our business grows. We've developed a true partnership with CGI – one that allows us to stay focused on our commitment to service excellence and profitability."

ROBERT BUTLER
Chief Information Officer,
Imagistics International Inc.

"When it came to implementing a new ERP system, CGI was our partner of choice. They were the glue that pulled together the processes, technologies and people required to design and implement an effective solution. Most importantly, they brought the best practices needed to ensure a smooth and seamless transition – allowing us to continuously serve customers with the highest levels of service."

MIKE COTÉ
Vice-President, Logistics,
Neilson Dairy

6.
Business process services

Achieving optimal business performance

All industries are under enormous pressure to do more with less, causing many businesses and governments to take a sharper and evolving view of what is core to fulfilling their missions. To better focus on strategic functions, leading organizations are outsourcing their non-core yet critical back-office functions to achieve needed performance results. By working with an experienced partner that combines industry expertise with strong business process capabilities, businesses and governments can lower costs, improve execution and, more importantly, focus on what matters most–serving customer needs.

"Public housing authorities across the country are challenged to reinvent how they achieve their mission to provide affordable housing to eligible low income families. CGI, with its unique and innovative business approach, has been a true partner to CMHA. Their depth of industry knowledge, use of technology and outstanding business process services delivery capability have helped us meet our challenges. In 2005, we celebrated five years of partnership with CGI and look forward to the next five."

DENNIS GUEST
Executive Director,
Columbus Metropolitan
Housing Authority

"CGI delivers excellent value. They combine a strong understanding of our business with application development and management expertise to complete projects on schedule."

CLAUDE SMITH
Vice-President and Chief
Information Officer,
Kingsway Financial Services Inc.

Ambassadors of our commitment

Dear colleagues and partners,

In 2006, our Company will complete its third decade of existence. During our internal Annual Tour this past fall, we had the opportunity to reflect on the major highlights that marked the evolution of our Company. We also shared plans for the next three years as well as the priorities you helped define.

As part of our strategic planning process, more than 15,000 of you completed the survey concerning our future, thus demonstrating your strong commitment to CGI. We are thankful for this essential input. As you are in daily contact with your clients, you are in the best position to understand their immediate and future orientations.

Let us now take a look at the road we have travelled together and where we are in relation to the goals we set for ourselves three years ago.

TO BE RECOGNIZED AS A WORLD-CLASS LEADER IN IT AND BUSINESS PROCESS SERVICES

Today, CGI has over 100 offices in 17 countries on four continents. We are now in a position to support both our local and international clients. CGI ranks eighth in the world among information technology services companies and fifth in North America. Our positioning with market analysts is enviable. We can therefore affirm: mission accomplished!

TO BE RECOGNIZED BY OUR CLIENTS AS THEIR PARTNER AND EXPERT OF CHOICE

This year, and for several consecutive years, your performance has been remarkable: your clients gave you an average satisfaction rating of 8.8 out of 10. And, what's even more striking, clients say that, beyond your commitment to delivering high-quality service, you have something more than the others: the desire to see your clients win and a great capacity for empathy. Once again: mission accomplished!

TO BE RECOGNIZED BY ALL OUR MEMBERS AS A FIRST-RATE EMPLOYER

Already the vast majority of you–or 90%–own shares of CGI, clearly illustrating your commitment to the development of your company.

Another telling insight is that each year you give the highest score (this year: 8.1 out of 10) to the question in our members' satisfaction survey that links your personal satisfaction with your clients' satisfaction, thereby showing your commitment to a fundamental element of our corporate culture: we act as owners who are committed to helping our clients win and grow. Yet again: mission accomplished!

As for your overall level of satisfaction, we all agree that we need to improve the dialogue and communication between us all. This is why we agreed to fully implement the amended Member Partnership Management Framework to continue offering you an exciting environment in which to build a career and a company you can be proud of.



TO BE RECOGNIZED AS A WELL-MANAGED COMPANY, CREATING VALUE FOR SHAREHOLDERS

With one of the highest revenue and profit growth rates, our performance is once again one of the best in the information technology industry worldwide. This is all the more remarkable in that our financial results are comparable to what they were before our 2004 merger with AMS. Here too we have accomplished our goal!

OUR 2006-2008 PLAN: TO STRENGTHEN OUR FOUNDATION FOR THE COMING DECADE

During our internal Annual Tour, we demonstrated that future market opportunities will be more numerous than ever before. To continue to grow at a rate comparable to that achieved in the past and to ensure the cohesion we believe to be essential, we have adapted our Constitution and amended the wording of our dream, mission, vision and values. We also set measurable internal objectives and formulated action plans showing strict adherence to our fundamental texts and the application of our Management Foundation.

CGI now counts 25,000 professionals helping our clients in their everyday lives; 25,000 members sharing the same mission, the same vision, the same values and the same goals; 25,000 ambassadors sharing the same dream to create an environment in which they enjoy working together and, as owners, contribute to building a company they can be proud of. This dream, to me, is echoed in the following quotation from French author Antoine de Saint-Exupéry: "Bringing people together is perhaps the most noble part of any occupation. The greatest luxury is the relationships we form with each other."

(signed)

PAULE DORÉ
EXECUTIVE VICE-PRESIDENT
AND CHIEF CORPORATE OFFICER

The value of staying the course

Dear fellow shareholders,
Fiscal 2005 was another year of double-digit revenue and earnings growth and of solid operational progress in each of our main geographies.

Our goal is to be recognized by you as a well-managed company providing superior returns. We are committed to remaining a high-growth company, and our demonstrated ability to generate strong cash flow from operating activities will support our growth by allowing us to maintain one of the strongest balance sheets in our industry.

As we enter our 30th year of business, we reaffirm our commitment to managing CGI as a long-term growth company. We are convinced that our focus on long-term growth is in the best interest of all stakeholders.

FISCAL 2005 HIGHLIGHTS
FINANCIAL
- We increased revenue by 17.0% to $3.7 billion and net earnings from continuing operations by 18.5% to $219.7 million or $0.50 per share.
- Cash net earnings increased 21.4% compared with fiscal 2004, to $302.0 million.
- We continued to improve our profit margins and were profitable in all our geographies: Canada, the US, as well as Europe and Asia Pacific.
- We increased cash provided by operating activities by 109% to $479.7 million.
- At September 30, our cash position was $240.5 million, long-term debt was $249.7 million and the net debt to capitalization ratio was 0.3%.
- As part of our strategy to increase shareholder value, we bought back 14.9 million shares under our normal course issuer bid.

OPERATIONS
- We booked $3.6 billion in new business, ending the year with a $12.9 billion backlog of signed contracts, with an average duration of 6.7 years.
- We achieved significant contract wins in the US, demonstrating the synergies from CGI's successful integration of American Management Systems, acquired in May 2004.
- We continued to attract and retain top professionals in all our markets.
- We made three strategic acquisitions in line with our growth strategy, and divested two non-core businesses.




- We ensured the continued expansion of our offering, namely thought leadership in business and information technology architectures, as well as in spend management.
- We continued to develop our global delivery model, which combines the industry's leading nearshore delivery capability with centers of excellence in North America, Europe and India.
- We continued to focus on operational excellence based on our Management Foundation, which comprises rigorous processes to adhere to ISO and CMM standards.

BUSINESS PLAN AND OUTLOOK
Toward the end of fiscal 2005, the Board approved our business plan for the 2006-2008 fiscal years, which sets out our objectives and strategies for the next three-year period. This plan builds on the solid financial and operational foundation we have established over the years. It supports our proven four pillar growth strategy, which seeks to balance organic and external growth. Through this strategy, we will remain a consolidator in our industry.

We are very well-positioned to win business. We have a unique value proposition that includes our expertise and thought leadership in our targeted vertical sectors, as well as deep knowledge in IT and business processing. Also, our global delivery model provides clients with a strong local presence, combined with the benefits of cost-competitive, world-class IT and business process delivery services.

We see many opportunities for continuing growth. Most recent studies by market research firms show that a growing proportion of organizations will increase their IT spending over the coming fiscal year and beyond. In North America, for example, industry analysts expect demand for systems integration and consulting services to grow by 4% to 5% annually.

We expect demand for the management of IT and business process services to experience even stronger growth. The domain in which we operate offers tremendous opportunities. Both information technology and business process outsourcing are basically untapped markets. According to a study we commissioned in 2004 from market research firm IDC, IT spending not yet outsourced by organizations amounts to US$60 billion a year in Canada, US$682 billion a year in the US and US$476 billion a year in Western Europe. Regarding business process services, IDC found that the annual spending not yet outsourced amounts to US$80 billion a year in Canada, US$1.5 trillion in the US and US$480 billion in Western Europe. This is one estimate of the market potential, a portion of which will be outsourced in the coming years.

While we now have the critical mass required to qualify for large outsourcing contracts, we will continue to make accretive acquisitions in order to further strengthen our presence in metro markets where we see the greatest growth potential, mainly in the US and Europe.

USE OF CASH

Given our capacity to generate strong cash flow, we plan to use our financial resources to continue consolidating the information technology market, while pursuing our share buy-back program as appropriate and remaining alert to any additional opportunities. We review our use of cash regularly.

IN CLOSING

Our board members also work very hard on behalf of shareholders, while balancing the interests of our three main stakeholder groups. We would like to thank them for their continuing wise counsel, and for the additional commitment we require from them to ensure we meet new regulatory requirements in the US and Canada.

We appreciate the support that you, our fellow shareholders, continue to demonstrate and we will continue to do our utmost to meet your expectations.

(signed)

SERGE GODIN
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER

NOVEMBER 7, 2005

(signed)

MICHAEL E. ROACH
PRESIDENT AND
CHIEF OPERATING OFFICER

Management's discussion and analysis

Fiscal year ended September 30, 2005
November 7, 2005

BASIS OF PRESENTATION

Throughout this document, CGI Group Inc. is referred to as "CGI", "we" or "Company". This management's discussion and analysis of financial position and results of operations ("MD&A") describes our business, the business environment as we see it today, our vision and strategy, as well as the critical accounting policies used in our Company that will help you understand our consolidated financial statements, the principal factors affecting the results of operations, and liquidity and capital resources. This discussion should be read in conjunction with the consolidated financial statements of our fiscal years 2005, 2004 and 2003 and the notes beginning on page 58 of this annual report. CGI's accounting policies are in accordance with Canadian generally accepted accounting principles ("GAAP") of the Canadian Institute of Chartered Accountants ("CICA"). These differ in some respects from GAAP in the United States ("US GAAP"). All dollar amounts are in Canadian dollars unless otherwise indicated.

Except as otherwise specified, references to years indicate our fiscal year ended September 30, 2005, or September 30 of the year referenced, and all comparisons are to prior years.

FORWARD-LOOKING STATEMENTS

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.'s ("CGI") intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI's Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company's Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com),



as well as assumptions regarding the foregoing. The words "believe," "estimate," "expect," "intend," "anticipate," "foresee," "plan," and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements. You will find more information about the risks that could cause our actual results to significantly differ from our current expectations in the Risks and Uncertainties section.

NON-GAAP MEASURES

The Company reports its financial results in accordance with GAAP. However, in this MD&A we also use certain non-GAAP financial measures which include: adjusted earnings before interest on long-term debt, other income, net, gain on sale of investment in an entity subject to significant influence, entity subject to significant influence, income taxes and discontinued operations ("adjusted EBIT") and net earnings from continuing operations before amortization of finite-life intangibles ("cash net earnings").

Adjusted EBIT is used by our management as a measure of our operating performance as it provides information that can be used to evaluate the effectiveness of our business from an operational perspective, exclusive of the costs to finance our activities and exclusive of income taxes, neither of which are directly relevant to the operations. A reconciliation of this item to its closest GAAP measure may be found on page 42.

Cash net earnings is used as management believes that this measure provides better visibility of our ability to generate cash from our assets. Amortization of finite-life intangibles is a non-cash item that relates mainly to the estimated value of internal software, business solutions and customer relationships gained through acquisitions and new outsourcing contracts. A reconciliation of this item to its closest GAAP measure may be found on page 43.

Our management believes that these non-GAAP financial measures provide useful information to investors regarding the Company's financial condition and results of operations as they provide additional measures of its performance. These non-GAAP financial measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. They should be considered as supplemental in nature and not a substitute for the related financial information prepared in accordance with GAAP.

CORPORATE OVERVIEW AND BUSINESS
Headquartered in Montreal, Canada, CGI provides end-to-end information technology services (commonly referred to as IT services) and business process services ("BPS") to clients worldwide, utilizing a highly customized, cost efficient delivery model. The Company's delivery model provides for work to be carried out onsite at client premises, or through one of our centers of excellence located in North America, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are generally broken down as:
· Consulting – CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.
· Systems integration – We integrate and customize leading technologies and software applications to create IT systems that respond to clients' strategic needs.
· Management of IT and business functions (outsourcing) – Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best information technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and best-of-breed practices to improve the efficiency of the clients' operations. We also integrate the clients' operations into our technology network. Finally, we hire clients' IT and specialized professionals, enabling clients to focus on mission critical operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology management (enterprise and end-user computing, network services); transaction and business processing for the financial services sector, as well as other services such as payroll and document management services.

Outsourcing contracts typically last from five to ten years and are renewable. Our operations are managed through two lines of business ("LOB"), in addition to Corporate services, namely: IT services and BPS. The focus of these LOBs is as follows:
· The IT services LOB provides a full range of IT services, including systems integration, consulting and outsourcing, to clients located in Canada, the United States of America ("US"), Europe and Asia Pacific. Our professionals and facilities in centres of excellence in North America, Europe and India also provide IT and business process services to clients as an integral part of our homeshore, nearshore and offshore delivery model.
· Services provided by the BPS LOB include business processing for the financial services sector, as well as other services such as payroll and document management services.

As at September 30, 2005, we employed approximately 25,000 members. We believe that our success depends on our continuing ability to attract and retain skilled technical and management personnel and that our strong corporate culture has been the key to our success to date.

COMPETITIVE ENVIRONMENT
We operate in a competitive and rapidly evolving global industry and compete with a variety of organizations that offer some or all of the services we provide. While the market is highly fragmented, there are several large global players and regional or niche players that we compete with most often, when not engaged in sole source negotiations with potential clients. The mix of competitors varies somewhat according to the type of services provided and geographic markets served.

There are many factors involved in winning and retaining IT and business process services contracts. These include a service provider's total cost of services, its ability to deliver, track record, vertical sector expertise, investment in business solutions, local presence, global delivery capability, and the strength of the client-provider relationship. We believe that we compare favourably based on these factors. Our value proposition includes our end-to-end IT and business process services capability, our expertise and proprietary business solutions in five industry sectors, our global delivery model which includes the industry's leading nearshore services delivery capability, our disciplined management foundation, and our client focus which is supported by our metropolitan markets business model. We have built critical mass in our three main markets—Canada, the US and Europe—which positions us to win large contracts.

Our focus is on higher-end systems integration, consulting and outsourcing business where vertical industry knowledge and expertise is required. We are cost competitive in part through our global delivery model which provides clients with a blend of homeshore, nearshore and offshore delivery which meets their strategic and cost requirements.

VISION, MISSION AND STRATEGY

CGI's vision is to be a world-class IT and BPS leader helping its clients win and grow.

Our mission is to help our clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, business processes and management. In all we do, we foster a culture of partnership, intrapreneurship, teamwork and integrity, building a world class IT and BPS company.

CGI is a domain consolidator through its four-pillar growth strategy that combines organic growth and acquisitions. The first driver, focused on organic growth, is comprised of systems integration and consulting ("SI&C") contract wins, renewals and extensions, and outsourcing contracts valued under $50 million a year. This business is mainly identified and won at the local and regional level of our operations. We are growing our sales funnel of contract proposals across all of our geographic markets.

The second element of our growth strategy is the pursuit of new large outsourcing contracts, valued at more than $50 million a year. In addition to Canada, we now have the greater critical mass required to bid on large opportunities in the US and Europe.

The third and fourth drivers of our growth strategy focus on acquisitions—of smaller firms or niche players and of larger companies with annual revenue of more than $50 million, respectively. We identify niche company acquisitions through our strategic mapping program that systematically searches for targets that could strengthen our geographic presence, vertical market knowledge or increase the richness of our service offering. Currently, we are focused on acquisitions in our targeted verticals and metropolitan markets in the US and Europe, as well as on expanding our BPS capabilities. Through large acquisitions, we are seeking to increase our geographic presence and critical mass in order to further qualify ourselves for larger outsourcing deals. CGI has a disciplined approach to its growth strategy, focused on increasing shareholder value.

DEVELOPMENTS IN 2005
ACQUISITIONS
In fiscal 2005, we made the following strategic small acquisitions:

AGTI Consulting Services Inc. ("AGTI")—On December 1, 2004, we announced we had completed the acquisition of AGTI in which we previously held a 49% equity position. Founded in 1996, AGTI was a privately-held, Montreal-based information technology consulting company with revenue of $50 million. Total consideration for this acquisition was $47.2 million.

MPI Professionals ("MPI")—On August 10, 2005, we announced the acquisition of MPI with revenue of approximately US$17 million for a total consideration of $13.0 million. Founded in 2001, MPI was a privately-held, Manhattan-based SI&C firm focused on the financial services sector.

Silver Oak Partners Inc. ("Silver Oak")— On September 2, 2005, we announced the acquisition of Silver Oak with revenue of approximately US$23 million for a total consideration of $21.8 million. Founded in 1999, Silver Oak was a privately-held corporation. It employed 100 senior-level professionals serving clients from offices in Boston, New York, Philadelphia and San Francisco. Silver Oak is a leading provider of spend management solutions that identify, create and sustain measurable cost savings in procurement spending for clients in both the government and commercial sectors.

DIVESTITURES
On March 8, 2005, we announced that Garda World Security Corporation had entered into an agreement to acquire the principal assets of Keyfacts Enterprises Canada Inc. ("Keyfacts"), one of our wholly-owned subsidiaries, valued at $3.5 million. We retained the working capital of Keyfacts valued at approximately $4.0 million as at December 31, 2004. The transaction resulted in a net loss of $1.6 million.

On March 10, 2005, we announced the signing of an asset sale agreement with Open Solutions Inc. involving our US Services to Credit Unions business unit and our CyberSuite product line for a cash consideration of approximately US$24.0 million. The US Services to Credit Unions business had revenue of approximately US$16.0 million. The net assets disposal has resulted in a net loss of $1.4 million.

During the second quarter of 2005, following Bell Canada's offer to acquire all the outstanding common shares of Nexxlink Technologies Inc. ("Nexxlink"), we tendered all 3,446,072 shares which we held in Nexxlink, representing 34.3% of Nexxlink's total issued and outstanding shares. The shares tendered by us were taken up and paid for by Bell Canada on January 25, 2005. Proceeds from the transaction amounted to $20.8 million, resulting in a pre-tax gain of $4.2 million.

SUBSEQUENT EVENT

On October 26, 2005, the Company reached an agreement to sell a large portion of its electronic switching services for proceeds of $28.0 million, subject to adjustment. The transaction will close when all required approvals are obtained by the Company.

NEW CONTRACTS

Contracts announced in the US during the year included a US$166 million seven-year contract with John Hancock Life Insurance ("John Hancock"), effective July 1, 2005; several contracts with the Centers for Medicare & Medicaid Services totaling over US$100 million; contracts for our AMS Advantage enterprise resource planning ("ERP") solution for financial management with seven state or local governments – Los Angeles County (five-year US$33 million contract), Commonwealth of Kentucky, State of Utah, San Bernardino County, City of Austin, City of Dallas and Baltimore County and Baltimore County Public Schools; and BPS contracts to administer multi-family housing under the US Department of Housing and Urban Development for the State of Ohio (five-year US$22 million contract), Tampa Housing Authority (five-year US$30 million contract), and the Oakland Housing Authority (five-year US$45 million contract). We also announced that we were one of 12 companies selected to provide information technology support services under the U.S. Department of Justice's Information Technology Support Services contract, potentially worth a total of US$980 million over the seven-year contract.

Contracts announced in Canada included the renewal in March 2005 of our partnership with the Canadian Payments Association, Canada's operator of clearing and settlement systems, for a 10-year term valued at $23 million. Also, on January 31, 2005, we renewed our partnership with Yellow Pages Group Co., Canada's largest telephone directories publisher, for a seven-year term; and, in December 2004, we announced that the Canada Revenue Agency ("CRA"), the federal body that administers tax laws and several social economic programs delivered through the tax system, had chosen CGI for a multi-year, multi-million dollar SI&C contract.

SHARE REPURCHASE PROGRAM

On February 1, 2005, we announced that the Board of Directors had authorized the purchase of up to 10% of the public float of the Company's Class A subordinate shares during the next year through a Normal Course Issuer Bid ("issuer bid"). The Company had received approval from the Toronto Stock Exchange for its intention to make an issuer bid. The issuer bid enables CGI to purchase on the open market, through the facilities of the Toronto Stock Exchange, up to 27,834,417 Class A subordinate shares for cancellation. As of January 28, 2005, there were 410,902,202 Class A subordinate shares of the Company outstanding, of which approximately 68% were widely held. The Class A subordinate shares may be purchased under the issuer bid commencing February 3, 2005, and ending no later than February 2, 2006, or on such earlier date when the Company completes its purchases or elects to terminate the bid. The total of Class A subordinate shares repurchased during fiscal 2005 was 14,896,200, at an average market price plus commission of $7.82, for an aggregate consideration of $116.4 million. The total Class A subordinate shares repurchased included 846,200 shares bought for cancellation at the end of the year, all of which were cancelled October 6, 2005.

NEW CREDIT FACILITIES

On December 20, 2004, we announced that we had concluded five-year unsecured revolving credit facilities, which replaced the previous syndicated bank facilities. These committed banking facilities are for our operating activity needs, working capital purposes and for the financing of acquisitions and outsourcing contracts. The new credit facilities are comprised of a US tranche worth the equivalent of $300.0 million and a Canadian tranche worth $500.0 million.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RESTATEMENT

The Company provides a centralized service to the Canadian property and casualty insurance industry for the purpose of ordering abstracts of driving records from government authorities. Following its ongoing accounting reviews, the Company revised its interpretation of the accounting treatment related to those services. The revised interpretation required that the revenue and applicable costs of services charged to clients be presented on a net basis rather than on a gross basis as they had been presented previously. For comparative purposes, the reclassification amounts to $52.9 million for the year ended September 30, 2004, as well as $54.1 million for the year ended September 30, 2003. The revised presentation is in accordance with Emerging Issue Committee ("EIC") Abstract 123, "Reporting Revenue Gross as a Principal versus Net as an Agent", which addresses whether an enterprise should recognize revenue based upon the gross amount billed to the client or the net amount retained. This reclassification had no impact on net earnings or cash flows. Had it not been for this revised interpretation, fiscal 2005, 2004 and 2003 revenue would have been $3,740.5 million, $3,203.0 million and $2,644.0 million, respectively.

CHANGE IN ACCOUNTING POLICIES

1. The CICA amended Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", effective for fiscal years beginning on or after

January 1, 2004. The amendments of the section required the adoption of the fair-value based method for all stock-based awards and the recognition of an expense in the financial statements. The Company adopted the amendments of this section on a retroactive basis effective on October 1, 2004, for employee stock options granted since October 1, 2001, and beyond. As a result of applying this change, the Company has reflected an additional expense of $20.6 million recorded in cost of services, selling and administrative expenses for the year ended September 30, 2005, and restated comparative figures for September 30, 2004 and 2003 by $25.6 million (basic and diluted earnings per share of $0.06) and $8.2 million (basic and diluted earnings per share of $0.02), respectively. An adjustment to retained earnings and contributed surplus of $37.9 million as at September 30, 2004, has been made to reflect the application of this change. For years ended September 30, 2004 and 2003, retained earnings, beginning of period, have been reduced by $12.3 million and $4.1 million, respectively.

II. The CICA issued Handbook Section 3110, "Asset Retirement Obligations", effective for fiscal years beginning on or after January 1, 2004. The section focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The Company adopted the recommendations of the section on a retro-active basis effective on October 1, 2004. As a result, the Company recorded as at September 30, 2004: an increase in capital assets of $0.9 million, an increase in

accrued integration charges and other long-term liabilities of $1.7 million and a decrease in retained earnings of $0.8 million. The impact on the Company's consolidated statements of earnings for comparative periods was negligible. The impact of this accounting change on the Company's consolidated financial statements as at and for the year ended September 30, 2005, is disclosed in Note 4 to the consolidated financial statements.

III. The CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", which provides clarification on the consolidation of entities when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. This guideline came into effect for interim periods beginning on or after November 1, 2004. The adoption of this guideline did not have any impact on the Company's consolidated financial statements.

IV. The CICA issued EIC Abstract 150, "Determining when an arrangement contains a lease", which provides guidance on how to determine whether an arrangement contains a lease that is within the scope of CICA Handbook Section 3065, "Leases". The guidance in EIC 150 is based on whether the arrangement conveys to the purchaser the right to use a tangible asset, and is effective for the Company for arrangements entered into or modified after January 1, 2005.

The adoption of this EIC did not have any impact on the Company's consolidated financial statements.

USE OF ESTIMATES
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Significant estimates include, but are not limited to, the measurement of allowance for doubtful accounts, tax credits, work in progress, deferred revenue, long-term asset valuations and impairment assessments, income taxes, provisions and contingencies.

BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All intercompany transactions and balances have been eliminated. The Company accounts for its jointly-controlled investments using the proportionate consolidation method. For investments whereby the Company has the ability to exercise significant influence, the Company accounts for these under the equity method. In situations whereby the Company does not exercise significant influence, the investments are recorded at cost. The carrying amount of the investments is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable.

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE

The Company generates revenue principally through the provision of IT services and BPS.

The IT services include a full range of information technology services, namely i) outsourcing ii) systems integration and consulting iii) software licenses and iv) maintenance. The BPS unit provides business processing for the financial services sector, as well as other services such as payroll and document management services.

The Company provides services under contracts that contain various pricing mechanisms. The Company recognizes revenue when persuasive evidence of an arrangement exists, services or products have been provided to the client, the fee is fixed or determinable, and collectibility is reasonably assured. If an arrangement involves the provision of multiple elements, the total arrangement value is allocated to each element as a separate unit of accounting, if 1) the delivered item has value to the client on a stand-alone basis; 2) there is objective and reliable evidence of the fair value of the undelivered item; and 3) the arrangement includes a general right of return relative to the delivered item and delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor. If these criteria are met, then the total consideration of the arrangement is allocated among the separate units of accounting based on their fair value.

Provisions for estimated contract losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract.

OUTSOURCING AND BPS ARRANGEMENTS

Revenue from outsourcing and BPS arrangements under time and materials and unit-priced arrangements are recognized as the services are provided at the contractual stated price. If the contractual per-unit prices within a unit-priced contract change during the term of the arrangement, the Company evaluates whether it is more appropriate to record revenue based on the average per-unit prices during the term of the contract or based on the actual amounts billed.

Revenue from outsourcing and BPS arrangements under fixed fee arrangements is recognized on a straight-line basis over the term of the arrangement, regardless of the amounts billed, unless there is a better measure of performance or delivery.

SYSTEMS INTEGRATION AND CONSULTING SERVICES

Revenue from systems integration and consulting services under time and material arrangements is recognized as the services are rendered and revenue under cost-based arrangements is recognized as reimbursable costs are incurred.

Revenue from systems integration and consulting services under fixed fee arrangements is recognized using the percentage-of-completion method over the implementation period. The Company uses the labor costs or labor hours incurred to date to measure the progress towards completion. This method relies on estimates of total expected labor costs or total expected labor hours to complete the service, which are compared to labor costs or labor hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labor costs or hours. Revisions to estimates are reflected in the statement of earnings in the period in which the facts that give rise to the revision become known.

Revenue from systems integration and consulting services under benefits-funded arrangements is recognized only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based.

SOFTWARE LICENSES AND MAINTENANCE ARRANGEMENTS

Revenue from software license arrangements is recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately.

In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Company recognizes software license revenue using the percentage-of-completion method over the implementation period as previously described.

Revenue from maintenance services for licenses sold and implemented is recognized ratably over the term of the contract.

WORK IN PROGRESS AND DEFERRED REVENUE

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the delivery of products or performances of services are classified as deferred revenue.

REIMBURSEMENTS

Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third party costs, such as the cost of hardware and software resales, are included in revenue and the corresponding expense is included in costs of services.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist primarily of unrestricted cash and short-term investments having an initial maturity of three months or less at the time of acquisition.

CAPITAL ASSETS

Capital assets are recorded at cost and are amortized over the following estimated useful lives of the assets, using principally the straight-line method:

Buildings	10 to 40 years
Leasehold improvements	Lesser of the useful life or lease term plus first renewal option
Furniture and fixtures	3 to 10 years
Computer equipment	3 to 5 years

FUNDS HELD FOR CLIENTS AND CLIENTS' FUNDS OBLIGATIONS

In connection with the Company's payroll and tax filing services, the Company collects funds for payment of payroll and taxes, temporarily holds such funds until payment is due, remits the funds to the clients' employees and appropriate tax authorities, files federal and local tax returns, and handles related regulatory correspondence and amendments. The Company presents separately the payroll funds held for clients and related obligations.

CONTRACT COSTS

Contract costs are mainly incurred in the course of two to ten year IT services and BPS contracts. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs are comprised primarily of incentives and transition costs.

Occasionally, incentives are granted to clients upon signing of outsourcing contracts. These incentives can be granted either in the form of cash payments, issuance of equity instruments, or discounts awarded principally over a transition period as negotiated in the contract. In the case of an incentive taking the form of equity instruments, cost is measured at the estimated fair value of the equity instruments at the time they are issued. For incentives in the form of discounts, cost is measured at the value of the financial commitment granted and a corresponding

amount is recorded in other long-term liabilities. As services are provided to the client, the amount is amortized and recorded as a reduction of revenue.

Capital assets acquired from a client in connection with outsourcing contracts are capitalized to capital assets and amortized, consistent with the amortization policies described previously. The excess of the amount paid over the fair value of capital assets acquired in connection with outsourcing contracts are considered as an incentive granted to the client and are recorded as described in the preceding paragraph.

Transition costs include the expenses associated with certain activities performed after completion of a competitive selection process such as architecture and engineering work engaged prior to the final award of a large outsourcing contract as well as costs incurred during the transition period such as installation of systems and processes deployed after the award of the outsourcing contracts, relocation of transitioned employees, and exit from client facilities. These incremental costs are comprised essentially of labor cost including total compensation and related fringe benefits as well as subcontractor costs.

FINITE-LIFE INTANGIBLE ASSETS

Finite-life intangible assets consist mainly of internal software, business solutions, software licenses and customer relationships.

Internal software, business solutions and software licenses are recorded at cost. Business solutions and software licenses acquired through a business combination are initially recorded at fair value based on the estimated net future income-producing capabilities of the software products. Customer relationships are acquired through business combinations and are initially recorded at their fair value based on their present value of expected future cash flows.

The Company amortizes its finite-life intangible assets using the straight-line

method over the following estimated useful lives:

Internal software	2 to 7 years
Business solutions	2 to 10 years
Software licenses	3 to 8 years
Customer relationships and other	2 to 15 years

IMPAIRMENT OF LONG-LIVED ASSETS

In the event indications exist that the carrying amount of long-lived assets may not be recoverable, undiscounted estimated cash flows are projected over their remaining term and compared to the carrying amount. To the extent such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related assets, a charge is recorded to reduce the carrying amount to equal projected future discounted cash flows.

BUSINESS COMBINATIONS AND GOODWILL

The Company accounts for its business combinations using the purchase method of accounting. Under this method, the Company allocates the purchase price to tangible and intangible assets acquired and liabilities assumed based on estimated fair values at date of acquisition with the excess of the purchase price amount being allocated to goodwill. Goodwill is assessed for impairment at least annually for each reporting unit. An impairment charge is recorded for any goodwill that is considered impaired.

ACCRUED INTEGRATION CHARGES

Accrued integration charges are comprised of liabilities for costs incurred on business combinations, such as severance payments related to the termination of certain employees of the acquired business performing functions already available through the Company's existing structure and provisions related to leases for premises occupied by the acquired businesses which the Company plans to vacate.

EARNINGS PER SHARE

Basic earnings per share are based on the weighted-average number of units outstanding during the period. The dilutive effect of stock options is determined using the treasury stock method.

RESEARCH AND SOFTWARE DEVELOPMENT COSTS

Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Included in costs of services, selling and administrative expenses are research expenses in the amount of $21.9 million ($26.7 million in 2004 and $22.0 million in 2003). During the year, the Company incurred direct research and software development costs of $78.2 million ($64.5 million in 2004).

Software development costs are charged to earnings in the year they are incurred, net of related tax credits unless they meet specific capitalization criteria related to technical, market and financial feasibility in order to be capitalized. Deferred development costs are included as part of finite-life intangibles. Tax credits amounting to $1.4 million were recorded against these assets for the year ended September 30, 2004, and there are no tax credits for these assets for the year ended September 30, 2005.

INCOME TAXES

Income taxes are accounted for using the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statement purposes and tax values of assets and liabilities using enacted or substantively enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded for the portion of the future income tax assets if its realization is not considered more likely than not.

TRANSLATION OF FOREIGN CURRENCIES

Revenue and expenses denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet dates. Unrealized translation gains and losses are reflected in net earnings.

Self-sustaining subsidiaries whose economic activities are largely independent of the parent company are accounted for using the current-rate method. Under this method, assets and liabilities of subsidiaries denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet dates. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are accumulated and reported as foreign currency translation adjustment in shareholders' equity. As a result of differences in the translation of the financial statements of foreign subsidiaries, the foreign currency translation adjustment varied by $92.1 million and $69.2 million in 2005 and 2004, respectively. These variations resulted principally from translating US dollar denominated goodwill.

The accounts of foreign subsidiaries, which are financially or operationally dependent on the parent company, are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries are reflected in net earnings.

FINANCIAL INSTRUMENTS

The Company uses various financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes.

The Company enters into financial instrument contracts to hedge its net investment in foreign subsidiaries. Foreign exchange translation gain or loss on the net investment is recorded under foreign currency translation adjustment. Any realized or unrealized gain or loss on instruments covering the net investment is also recognized in foreign currency translation adjustment.

The Company also enters into forward contracts to hedge forecasted cash flows denominated in currencies other than the functional currency of its subsidiaries. Gains and losses on foreign exchange contracts designated as hedges for firm commitments or forecasted transactions are recorded in costs of services, selling and administrative expenses when the related transaction is realized.

Periodic assessments of each hedge's effectiveness are performed during the year.

FUTURE ACCOUNTING CHANGES

The CICA has issued the following new Handbook Sections:
a) Handbook Section 3855, "Financial Instruments – Recognition and Measurement", effective for interim periods beginning on or after October 1, 2006. The section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, and derivative financial instruments must be measured at their fair value. All financial liabilities must be measured at their fair value if they are classified as held for trading purposes, if not, they are measured at their carrying value. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.
b) Handbook Section 1530, "Comprehensive Income", and Section 3251,

"Equity", effective for interim periods beginning on or after October 1, 2006. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available for sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251, "Equity", replaces Section 3250, "Surplus", and describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530, "Comprehensive Income". Upon adoption of this section, the consolidated financial statements will include a statement of comprehensive income.

c) Handbook Section 3865, "Hedges", effective for interim periods beginning on or after October 1, 2006. This section describes when hedge accounting is appropriate. Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period. The Company is currently evaluating the impact of the adoption of this section on the consolidated financial statements.

d) Handbook Section 3831, "Non-Monetary Transactions", effective for transactions initiated in periods beginning on or after January 1, 2006. This section prescribes to record non-monetary transactions at fair value unless the transaction has no commercial substance, it is an exchange of inventory, it is a non-monetary, non-reciprocal transfer to owners or it is not reliably measurable. The Company does not believe that the adoption of this section will have a significant impact on the consolidated financials statements.

e) EIC 156, "Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor's Product)", was issued and provides guidance to companies that give incentives to customers or resellers in the form of cash, equity, free gifts, coupons and other. The adoption of EIC 156 is effective for all interim and annual financial statements for fiscal years beginning on or after January 1, 2006. There will be no impact on the consolidated financial statements since the Company already adopted the US equivalent of EIC 156 which is the EITF 01-9 "Accounting for Consideration Given by a Vendor to a Customer" issued by the Financial Accounting Standards Board's Emerging Issues Task Forces as at September 30, 2002.

PERFORMANCE OVERVIEW

Revenue for fiscal 2005 totaled $3,686.0 million, up 17.0% from revenue of $3,150.1 million in fiscal 2004. Internal growth was 2.2% compared with fiscal 2004, while external growth was 18.3%, partially offset by the 3.5% negative impact of foreign currency fluctuations.

Net earnings from continuing operations increased 18.5% to $219.7 million compared with $185.4 million a year ago. Basic and diluted earnings per share from continuing operations were $0.50, compared with $0.44 in the previous year, adjusted to reflect the expensing of stock options. The net earnings from continuing operations margin was 6.0% compared with 5.9% a year ago. Net earnings including discontinued operations increased 11.6% to $216.5 million or $0.49 per share from $194.0 million or $0.46 a year ago.

Cash net earnings increased by 21.4% to $302.0 million or $0.69 per share. This compares with cash net earnings of $248.8 million or $0.59 per share in fiscal 2004. The cash net earnings margin increased to 8.2% in fiscal 2005, from 7.9% in fiscal 2004.

Cash provided by continuing operating activities was $479.7 million in fiscal 2005, compared with $229.8 million a year ago.

At September 30, 2005, cash and cash equivalents were $240.5 million. Long-term debt was $249.7 million and the net debt to capitalization ratio was 0.3%. At year end, total credit facilities available amounted to $817.8 million.

Total bookings were $3.6 billion, compared with bookings of $3.0 billion in fiscal 2004. The order backlog at year end was $12.9 billion, with an average duration of 6.7 years, compared with $13.0 billion in fiscal 2004.

OUTLOOK

Most of the recent studies and surveys conducted by market research firms show that a larger proportion of corporations than previously will increase their information technology spending over the coming quarters, a trend which is good news for SI&C practices. In addition, the outsourcing outlook both for IT and business process services remains strong.

Demand for SI&C services in North America is expected to grow by approximately 4% to 5% annually, according to industry analysts. Demand growth for IT and business process services outsourcing is projected to be stronger.

In a study commissioned by CGI, market research firm IDC found that IT spending not yet outsourced by organizations amounts to US$60 billion a year in Canada, US$682 billion a year in the US and US$476 billion a year in Western Europe. Regarding business process services, IDC found that the annual spending not yet outsourced amounts to US$80 billion a year in Canada, US$1.5 trillion in the US and US$480 billion in Western Europe. This is one estimate of the market potential, a portion of which will be outsourced over the coming years.

CGI's 2006-2008 business plan reaffirms its successful four pillar growth strategy, with CGI being a consolidator in its industry through a balance of organic and external growth. While CGI already has critical mass in its main geographies, it will continue to increase its presence through acquisitions in selected metropolitan markets where it sees the greatest potential to drive organic growth.

FINANCIAL REVIEW

SELECTED ANNUAL INFORMATION

Years ended September 30	2005	2004	2003	CHANGE 2005/2004	CHANGE 2004/2003
(IN '000 OF DOLLARS EXCEPT SHARE DATA AND PERCENTAGES)					
Revenue[1]	3,685,986	3,150,070	2,589,905	17.0%	21.6%
Net earnings from continuing operations	219,698	185,386	166,115	18.5%	11.6%
Net earnings from continuing operations margin	6.0%	5.9%	6.4%		
Net earnings	216,488	194,041	169,198	11.6%	14.7%
Net earnings margin	5.9%	6.2%	6.5%		
Basic and diluted earnings per share from continuing operations	0.50	0.44	0.42	0.06	0.02
Basic and diluted earnings per share	0.49	0.46	0.43	0.03	0.03
Total assets	3,986,659	4,316,515	3,136,683	(7.6%)	37.6%
Total long-term liabilities	583,594	881,982	453,072	(33.8%)	94.7%

[1] Restated in accordance with EIC abstract 123, Reporting Revenue Gross as a Principal versus Net as an Agent, as noted above as well as the discontinued operations of Keyfacts and our US Services to Credit Unions business.

BOOKINGS AND BACKLOG

Years ended September 30	2005	2004	2003	PERCENT CHANGE 2005/2004	PERCENT CHANGE 2004/2003
(IN '000 OF DOLLARS EXCEPT PERCENTAGES)					
Bookings	3,572,700	3,040,900	4,018,500	17.5	(24.3)
Backlog	12,863,500	12,964,800	12,251,600	(0.8)	5.8

Our backlog includes new contract wins, extensions and renewals of $3.6 billion and fluctuations to existing contracts. This is offset by the backlog consumed during the fiscal year as a result of client work performed. As at September 30, 2005, our backlog of signed contracts for work that had yet to be delivered was $12.9 billion, with an average duration of 6.7 years. Contract bookings included new seven-year contracts with John Hancock (US$166 million) and the CRA ($210 million). The bookings for 2004 included 10-year contracts with Cox Insurance Holdings Plc ("Cox") (£138 million), Cott Corporation ("Cott") ($210 million) and Robert Plan Corporation ("Robert Plan") (US$ 167 million) while the bookings for 2003 included the $1.5 billion contract extension with BCE inc. ("BCE").

COMPARISON OF OPERATING RESULTS FOR FISCAL YEARS 2005, 2004 AND 2003
REVENUE

Years ended September 30	2005	2004	2003
(IN '000 OF DOLLARS EXCEPT PERCENTAGES)			
Revenue[1]	**3,685,986**	3,150,070	2,589,905
Internal growth[2]	**2.2%**	2.5%	3.8%
External growth[3]	**18.3%**	21.3%	20.5%
Growth prior to foreign currency impact	**20.5%**	23.8%	24.3%
Foreign currency impact	**(3.5%)**	(2.2%)	(0.9%)
Growth over previous year	**17.0%**	21.6%	23.4%

[1] Restated in accordance with EIC abstract 123, Reporting Revenue Gross as a Principal versus Net as an Agent, as noted above as well as the discontinued operations of Keyfacts and our US Services to Credit Unions business.
[2] Internal growth relates to the growth of our revenue from existing contracts as well as new contracts for SI&C and outsourcing services. It is calculated as total revenue less the revenue run-rate from acquired companies as at the transaction date, and adjusted for the impact from the fluctuations of foreign currencies against the Canadian dollar.
[3] External growth relates to the growth of our revenue from acquisitions.

For fiscal 2005, revenue was $3,686.0 million. On a constant currency basis, revenue increased by 20.5% ($645.1 million) from revenue reported in fiscal 2004. External revenue growth was 18.3% ($576.2 million), primarily attributable to our acquisition of American Management Systems, Inc. ("AMS") in May 2004. Year-over-year, organic growth of 2.2% ($68.9 million) was driven by the combination of new client wins during the fiscal year, notably with John Hancock and the CRA, as well as contract renewals, extensions and add-on projects from existing clients. The currency exchange rate fluctuations, mainly between the Canadian and US dollars, reduced the year-over-year growth by 3.5%, resulting in net revenue growth of 17.0% ($535.9 million).

For fiscal 2004, revenue was $3,150.1 million. On a constant currency basis, the growth between 2003 and 2004 was 23.8% ($617.2 million). External growth was 21.3% ($552.5 million), mainly attributable to our acquisition of AMS and COGNICASE Inc. ("Cognicase") (January 2003). Organic growth was 2.5% ($64.8 million) resulting from the signing of new outsourcing contracts, namely with Bombardier Aerospace, Robert Plan, Alcan Inc.'s Rolled Products North America division ("Alcan") and Cox. This growth was partially offset by the negative foreign currencies fluctuations of 2.2% ($57.1 million) mainly between the Canadian and US dollars, resulting in net revenue growth of 21.6% ($560.2 million).

REVENUE MIX

The revenue mix by line of business, client geography, contract type, and targeted vertical sector is shown below:

Years ended September 30	2005	2004	2003	AS A PERCENTAGE OF TOTAL REVENUE 2005	AS A PERCENTAGE OF TOTAL REVENUE 2004	AS A PERCENTAGE OF TOTAL REVENUE 2003
(IN '000 OF DOLLARS EXCEPT PERCENTAGES)		RESTATED	RESTATED			
By line of business						
IT services	3,239,656	2,721,306	2,182,568	88	86	84
BPS	446,330	428,764	407,337	12	14	16
Total revenue	3,685,986	3,150,070	2,589,905	100	100	100
By client geography						
Canada	2,235,465	2,161,818	2,024,901	61	69	78
US	1,171,072	797,411	432,256	32	25	17
Europe and Asia Pacific	279,449	190,841	132,748	7	6	5
Total revenue	3,685,986	3,150,070	2,589,905	100	100	100
By contract type						
IT	1,589,880	1,525,681	1,445,663	43	49	56
BPS	414,639	389,410	411,947	11	12	16
Outsourcing	2,004,519	1,915,091	1,857,611	54	61	72
SI&C	1,681,467	1,234,979	732,294	46	39	28
Total revenue	3,685,986	3,150,070	2,589,905	100	100	100
By targeted vertical						
Financial services	1,245,179	1,156,822	1,044,251	34	37	40
Government and healthcare	1,075,743	731,293	438,075	29	23	17
Telecommunications and utilities	839,611	728,611	575,762	23	23	22
Retail and distribution	307,421	331,843	325,055	8	11	13
Manufacturing	218,032	201,501	206,762	6	6	8
Total revenue	3,685,986	3,150,070	2,589,905	100	100	100

Revenue by LOB

As discussed in an earlier section, we have two LOBs, reflecting the global delivery approach that we take in providing IT and business process services to our clients. We manage our operations, evaluate each LOB's performance and report segmented revenue and adjusted EBIT according to this approach.

Revenue growth in fiscal 2005 was driven by a combination of IT and BPS contract wins, renewals and add-on projects, in addition to acquisitions. CGI's performance benefited from its position as a leading end-to-end IT services provider in its markets, as well as from strong client relationships and high client satisfaction ratings.

In fiscal 2005, revenue from IT services on a constant currency basis increased 22.6% ($615.1 million) compared with last year, reflecting mostly the acquisitions of AMS and AGTI and new outsourcing and SI&C contracts. The foreign currency fluctuations had a 3.6% ($96.7 million) negative impact on revenue for a net revenue growth of 19.0% ($518.4 million).

In 2004, on a constant currency basis, revenue from the delivery of IT services was up 26.7% ($582.6 million) compared with 2003, reflecting mainly the acquisitions of AMS and Cognicase, new large outsourcing contracts signed as well as an increase in business solutions sales. The foreign currency fluctuations had a 2.0% ($43.9 million) negative impact

on revenue for a net growth of 24.7% ($538.7 million).

In fiscal 2005, on a constant currency basis, revenue from BPS increased 7.0% ($30.0 million) compared with last year, reflecting the acquisition of AMS and revenue increases in the government and healthcare and financial services sectors. The foreign currency fluctuations had a negative impact on revenue amounting to 2.9% ($12.5 million) for a net revenue growth of 4.1% ($17.5 million).

In 2004, on a constant currency basis, revenue from the delivery of business process services was up 8.5% ($34.6 million) compared with 2003. This growth was the result of the acquisition of AMS, Cognicase and

Underwriters Adjustment Bureau Ltd. ("UAB"), as well as new contracts in the government and healthcare sector. The foreign currency fluctuations had a negative impact on revenue amounting to 3.2% ($13.1 million) for a net revenue growth of 5.3% ($21.4 million).

Revenue by client geography
Compared with fiscal 2004, the change in the revenue mix based on our clients' geography reflects mainly a full year's revenue from the former AMS, whose business is concentrated on serving clients located mostly in the US and Europe. As a result, in fiscal 2005, revenue from clients located primarily in Canada represented $2,235.5 million (61% of revenue), compared with $2,161.8 million (69% of revenue) in fiscal 2004. Revenue from clients located in the US totaled $1,171.1 million (32% of revenue), compared with $797.4 million (25% of revenue) in fiscal 2004. Revenue from clients located in Europe and Asia Pacific represented $279.5 million (7% of revenue), compared with $190.8 million

(6% of revenue) in the previous fiscal year. Similarly, the variance in 2004, when compared with 2003, resulted from the acquisition of AMS.

Revenue by contract type
During the fiscal year ended September 30, 2005, revenue derived from our long-term outsourcing contracts represented 54% of total revenue, down from 61% when compared with the same period in the prior year, and included approximately 43% from IT services and 11% from BPS. Meanwhile, SI&C work represented 46% of revenue compared with 39% for the fiscal year ended September 30, 2004. The increase in SI&C work in fiscal 2005 was mainly due to the acquisition of AMS, whose operations were principally concentrated in the SI&C business.

Revenue by targeted vertical
For the fiscal year ended September 30, 2005, the proportion of revenue from the government and healthcare vertical increased to 29%, from 23% for the same

period in the prior year. Revenue from the financial services vertical was down three percentage points to 34%; and from the retail and distribution vertical, it was down three percentage points to 8%. Telecommunications and utilities and manufacturing remained stable at 23% and 6% respectively. The primary reason for the revenue shift within the vertical sectors in fiscal 2005 and fiscal 2004 was the acquisition of the AMS operations, with a higher concentration in the government and healthcare vertical.

Revenue attributable to the BCE family of companies and top five clients
Combined revenue attributable to contracts from the BCE family of companies decreased to 14.3% of our total revenue, compared with 16.4% in 2004 and 19.3% in 2003. However, compared with 2004, on a dollar to dollar basis, the revenue from the BCE family of companies increased marginally. Our top five clients represented 26.5% of total revenue in 2005, compared with 31.5% in 2004 and 35.1% in 2003.

OPERATING EXPENSES AND ADJUSTED EBIT

Years ended September 30	2005	2004	2003	AS A PERCENTAGE OF TOTAL REVENUE 2005	AS A PERCENTAGE OF TOTAL REVENUE 2004	AS A PERCENTAGE OF TOTAL REVENUE 2003
(IN '000 OF DOLLARS EXCEPT PERCENTAGES)		RESTATED	RESTATED			
Costs of services, selling and administrative expenses	3,151,558	2,677,396	2,182,447	85.5	85.0	84.3
Amortization expenses						
Capital assets	41,420	46,804	42,332	1.1	1.5	1.6
Contract costs related to transition costs	14,548	9,633	4,219	0.4	0.3	0.2
Finite-life intangibles and other long-term assets	125,049	102,120	72,546	3.4	3.2	2.8
Impairment of contract costs and finite-life intangibles	18,266	4,034	–	0.5	0.1	-
Amortization expenses	199,283	162,591	119,097	5.4	5.2	4.6
Sale of right	(11,000)	–	–	(0.3)	–	–
Adjusted EBIT	346,145	310,083	288,361	9.4	9.8	11.1

In fiscal 2005, costs of services, selling and administrative expenses were $3,151.6 million, or 85.5% of revenue, compared with $2,677.4 million, or 85.0% of revenue in fiscal 2004. The change in costs of services, selling and administrative expenses, compared with fiscal 2004, was mainly a result of the acquired AMS operations and the new outsourcing contracts initiated during that period. Similarly, the variance in 2004, when compared with 2003, resulted from the acquisition of AMS.

Total amortization expenses include the amortization of capital assets, contract costs related to transition costs, finite-life intangibles and other long-term assets. Total amortization expenses were $199.3 million, up $36.7 million compared with 2004. This is broken down as follows: an increase of $22.9 million related to the amortization of finite-life intangibles and other long term assets; an increase of $14.3 million related to the impairment of contract costs and finite-life intangibles; an increase of $4.9 million for the amortization of contract costs related to transition costs and a decrease of $5.4 million for the amortization of capital assets.

In 2005, amortization of capital assets decreased $5.4 million to $41.4 million, resulting from computer equipment which is now fully amortized, our leasing strategy for new computer requirements and the disposal of certain assets.

The amortization of contract costs related to transition costs, representing $14.5 million for the year, is related to costs incurred in the initial phase of new large outsourcing contracts.

The amortization of finite-life intangibles and other long-term assets increased to $125.0 million, up $22.9 million from fiscal 2004, and up $29.6 million in 2004 compared with 2003. The primary cause of these increases was the addition of finite-life intangible assets from acquisitions, namely client relationships and business solutions.

The $18.3 million impairment of contract costs and finite-life intangibles resulted mainly from a $5.0 million impairment charge related to an unprofitable contract and an adjustment of contract costs and business solutions related to our Canadian credit unions business following a strategic alliance made with a financial institution. As part of this strategic alliance, CGI agreed to market this financial institution's technology and banking solutions for credit unions to its current client base of approximately 200 Canadian credit unions. In 2005, CGI recognized $11.0 million from the sale of this right. CGI will receive additional sums as credit unions adopt this portfolio of solutions. Regardless of whether they migrate to the new solutions, CGI will continue to host the credit unions on its infrastructure. With the signing of this agreement and the potential conversion of clients to these solutions, we recognized that the current investment in our banking solutions needed to be reduced to reflect our revised cash flow estimates. Accordingly, we took a $9.6 million impairment charge as incremental amortization against contract costs and finite-life intangibles. The net gain from the transaction amounted to $1.4 million.

Total amortization expenses were $162.6 million in 2004, up $43.5 million compared with 2003. This change resulted mainly from the addition of intangible assets from acquisitions, namely client relationships and business solutions, and additional transition costs and fixed assets related to the start-up of new outsourcing contracts and business acquisitions.

In addition to the analysis above, the following table provides an alternate view of our results:

Years ended September 30	2005	2004	2003	AS A PERCENTAGE OF TOTAL REVENUE 2005	AS A PERCENTAGE OF TOTAL REVENUE 2004	AS A PERCENTAGE OF TOTAL REVENUE 2003
(IN '000 OF DOLLARS EXCEPT PERCENTAGES)		RESTATED	RESTATED			
Revenue	3,685,986	3,150,070	2,589,905	100.0	100.0	100.0
Cost of services[1]	2,655,243	2,267,237	1,851,760	72.0	72.0	71.5
Gross profit	1,030,743	882,833	738,145	28.0	28.0	28.5
Selling, general and administrative[2]	684,598	572,750	449,784	18.6	18.2	17.4
Adjusted EBIT	346,145	310,083	288,361	9.4	9.8	11.1

[1] Cost of services is composed of charges related to providing IT and business process services to clients, such as employee compensation and subcontractor costs, support and maintenance expenses, amortization costs and research expenses.

[2] Selling, general and administrative expenses are composed of expenses which are not directly related to providing IT and business process services to clients, such as compensation costs for selling and administrative staff and amortization related to corporate information systems.

In 2005, gross profit was $1,030.7 million (28.0% of revenue), up from $882.8 million (28.0% of revenue) in 2004 and $738.1 million or 28.5% in 2003. The primary drivers for the growth in gross profit over the last two fiscal years resulted from the business acquisitions and newly signed contracts. The change in gross profit percentage over that period was mainly attributable to the savings that we generated for our outsourcing clients and the amortization of the intangible assets related to the acquisition of AMS.

In 2005, selling, general and administrative expenses were $684.6 million or 18.6% of revenue, up from $572.8 million or 18.2% of revenue in 2004 and $449.8 million or 17.4% in 2003. The increase in selling, general and administrative expenses resulted from the growth of our business as discussed above. The increase in selling, general and administrative expenses as a percentage of revenue in 2005 and 2004 resulted from the acquisition of AMS whose costs remain temporarily higher as we still have not yet fully materialized all of the savings on some back office activities.

Adjusted EBIT

Years ended September 30

(IN '000 OF DOLLARS EXCEPT PERCENTAGES)

	2005	2004	2003
IT services	**360,379**	326,043	289,117
As a percentage of IT services revenue	**11.1%**	12.0%	13.2%
BPS	**70,401**	72,394	70,179
As a percentage of BPS revenue	**15.8%**	16.9%	17.2%
Corporate	**(84,635)**	(88,354)	(70,935)
As a percentage of total revenues	**(2.3%)**	(2.8%)	(2.7%)
Adjusted EBIT	**346,145**	310,083	288,361
As a percentage of total revenues	**9.4%**	9.8%	11.1%

Adjusted EBIT was $346.1 million in 2005, representing an increase of $36.1 million or 11.6% compared with 2004 and an increase of $21.7 million or 7.5% in 2004 compared with 2003. The adjusted EBIT margin (i.e. adjusted EBIT over revenue) was 9.4% for the year, compared with 9.8% in 2004 and 11.1% in 2003. On a constant currency basis, the adjusted EBIT for fiscal 2005 was $356.5 million or 9.4% of revenue.

Adjusted EBIT by LOB
For fiscal 2005, the IT services LOB reported an adjusted EBIT of $360.4 million, up $34.3 million from $326.0 million in the prior year and, in 2004, up $36.9 million from $289.1 million in 2003. The primary drivers for the growth in EBIT were the business acquisitions and newly-signed contracts initiated in the respective periods. The adjusted EBIT margin was 11.1% in 2005, compared with 12.0% last year and 13.2% in 2003. When compared with last year, the change in the adjusted EBIT margin was mainly a result of the non-recurring license sale which was completed in the second quarter of fiscal 2004, the impairment charge related to a contract and a slightly higher cost structure resulting from the AMS integration completed in the second quarter of 2005.

For fiscal 2005, the BPS LOB reported an adjusted EBIT of $70.4 million, compared with $72.4 million last year and $70.2 million in 2003. The adjusted EBIT margin was 15.8% in 2005, compared with 16.9% in 2004 and 17.2% in 2003. The change in adjusted EBIT and adjusted EBIT margin observed in 2005 resulted mainly from a decline in the volume of transactions processed in the insurance sector and the impairment charge related to contracts and business solutions resulting from the strategic alliance referenced above, partially offset by new projects initiated in the government and healthcare and financial services sectors. Meanwhile, the $2.2 million increase in adjusted EBIT in 2004 resulted from the growth in our BPS activities, mainly following the acquisition of Cognicase and UAB in 2003.

For the current fiscal year, corporate expenses were $84.6 million (2.3% of revenue), compared with $88.4 million (2.8% of revenue) for the year ended September 30, 2004. The reduction in corporate expenses is a result of carefully managing corporate spending.

The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings from continuing operations before income taxes, reported in accordance with GAAP:

Years ended September 30	2005	2004	2003	PERCENT CHANGE 2005/2004	PERCENT CHANGE 2004/2003
(IN '000 OF DOLLARS EXCEPT PERCENTAGES)					
Adjusted EBIT	346,145	310,083	288,361	11.6	7.5
Interest on long-term debt	(24,014)	(20,672)	(12,578)	16.2	64.4
Other income, net	7,156	8,728	3,094	(18.0)	182.1
Gain on sale of investment in an entity subject to significant influence	4,216	–	–	–	–
Entity subject to significant influence	321	488	295	(34.2)	65.4
Earnings from continuing operations before income taxes	333,824	298,627	279,172	11.8	7.0

INTEREST

In fiscal 2005, interest on long-term debt increased to $24.0 million from $20.7 million in fiscal 2004 and $12.6 million in fiscal 2003, mainly as a result of the additional debt issued to partially finance the AMS acquisition. Interest income for the year was $7.2 million, compared with $8.7 million in the previous year resulting from lower interest rates on our investments.

GAIN ON SALE OF INVESTMENT IN AN ENTITY SUBJECT TO SIGNIFICANT INFLUENCE

Following Bell Canada's offer to acquire all the outstanding common shares of Nexxlink, we tendered all 3,446,072 shares which we held in Nexxlink, representing 34.3% of Nexxlink's total issued and outstanding shares. The proceeds from the sale of the investment in an entity subject to significant influence amounted to $20.8 million. The disposition of our interest in Nexxlink yielded a pre-tax gain of $4.2 million in 2005.

INCOME TAXES

Our effective income tax rate in 2005 was 34.2%, compared with 37.9% in 2004 and 40.5% in 2003. The decrease in our tax rate compared with last year and fiscal 2003 reflects the reduction in the Canadian combined federal and provincial statutory tax rates and a more balanced distribution of our earnings across our major geographic markets.

NET EARNINGS AND EARNINGS PER SHARE

Years ended September 30	2005	2004	2003	CHANGE 2005/2004	CHANGE 2004/2003
(IN '000 OF DOLLARS EXCEPT SHARE DATA AND PERCENTAGES)					
Cash net earnings	301,996	248,782	209,220	21.4%	18.9%
Cash net earnings margin	8.2%	7.9%	8.1%		
Net earnings from continuing operations	219,698	185,386	166,115	18.5%	11.6%
Net earnings from continuing operations margin	6.0%	5.9%	6.4%		
Net earnings	216,488	194,041	169,198	11.6%	14.7%
Net earnings margin	5.9%	6.2%	6.5%		
Weighted average number of Class A subordinate shares and Class B shares	439,349,210	419,510,503	395,191,927	4.7%	6.2%
Basic and diluted cash net earnings per share	0.69	0.59	0.53	0.10	0.06
Basic and diluted earnings per share from continuing operations	0.50	0.44	0.42	0.06	0.02
Basic and diluted earnings per share	0.49	0.46	0.43	0.03	0.03

In fiscal 2005, net earnings from continuing operations were $219.7 million, up $34.3 million or 18.5% from the prior year and, in 2004, up $19.3 million or 11.6% from 2003. The increase in net earnings from continuing operations, compared with the fiscal years 2004 and 2003, resulted primarily from the acquisition of AMS, as well as the ramping up of new contracts and, to a lesser extent, from a reduction of our income tax rate. The net earnings from continuing operations margin for fiscal 2005 was 6.0%, compared with 5.9% in fiscal 2004 and 6.4% in fiscal 2003.

Cash net earnings were $302.0 million (8.2% of revenue), up from $248.8 million (7.9% of revenue) in 2004 and $209.2 million (8.1% of revenue) in 2003. The increase over the two previous years was mainly driven by the acquisition of AMS in 2004 and Cognicase in 2003, as well as newly-signed contracts. Cash net earnings per share were $0.69 in 2005, up by $0.10 from 2004 and the fiscal 2004 cash net earnings were $0.06 higher when compared with 2003. Compared with 2004 and 2003, the increase in cash net earnings reflected mainly the acquisition of AMS and newly-signed contracts, partially offset by the increase in the weighted average number

of shares outstanding. The basic weighted average number of shares outstanding for fiscal 2005 was 439,349,210, which was up 4.7% from 2004, reflecting the full year impact of the additional shares issued as part of the AMS acquisition, partially offset by the share repurchase program. In 2004, the basic weighted average number of shares outstanding was 419,510,503, up 6.2% from 2003, following the issuance of shares noted above and the exercise of stock options. As at November 7, 2005, the Company had 430,431,022 shares outstanding, comprised of 396,658,854 Class A subordinate shares and 33,772,168 Class B shares.

The following table provides, for the periods indicated, a reconciliation between cash net earnings and net earnings from continuing operations which is reported in accordance with GAAP:

Years ended September 30	2005	2004	2003	PERCENT CHANGE 2005/2004	PERCENT CHANGE 2004/2003
(IN '000 OF DOLLARS EXCEPT PERCENTAGES)					
Cash net earnings	301,996	248,782	209,220	21.4	18.9
Amortization of finite-life intangibles	(125,049)	(102,120)	(72,546)	22.5	40.8
Tax impact of amortization	42,751	38,724	29,441	10.4	31.5
Net earnings from continuing operations	219,698	185,386	166,115	18.5	11.6

There was a net loss from discontinued operations of $3.2 million in fiscal 2005, resulting from the sale of the US Services to Credit Unions business unit and the sale of the principal assets of Keyfacts. In 2004, net earnings from discontinued operations of $8.7 million resulted from assets sold to Nexxlink and the sale of our Starquote market data services business. In line with GAAP with respect to the disposal of long-lived assets and discontinued operations, our yearly revenue and net earnings were adjusted to present these results as net

earnings from discontinued operations. In 2005, net earnings increased $22.4 million or 11.6% to $216.5 million from $194.0 million in 2004. Net earnings for 2004 were up 14.7% over net earnings of 2003. In fiscal 2005, basic and diluted earnings per share of $0.49 were up from $0.46 in 2004 and up from basic and diluted earnings per share of $0.43 in 2003. CGI's basic weighted average number of shares outstanding at the end of the year was 439,349,210, up by 19,838,707 shares when compared

with the previous year. This increase reflected the issuance of 41.3 million shares on May 3, 2004 to partially finance the acquisition of AMS and the exercise of stock options, both of which were partially offset by the Company's share repurchase program, whereby 14.9 million Class A subordinate shares were repurchased for cancellation. The increase in the number of shares outstanding between 2004 and 2003 was mainly the result of the shares issued for the acquisition of AMS.

The following table provides net earnings from continuing operations data under US GAAP for the periods indicated.

Years ended September 30	2005	2004	2003	CHANGE 2005/2004	CHANGE 2004/2003
(IN '000 OF DOLLARS EXCEPT SHARE DATA AND PERCENTAGES)					
Net earnings from continuing operations under US GAAP	240,992	209,557	170,210	15.0%	23.1%
Net earnings from continuing operations margin under US GAAP	6.5%	6.7%	6.6%		
Net earnings under US GAAP	237,782	218,212	173,293	9.0%	25.9%
Net earnings margin under US GAAP	6.5%	6.9%	6.7%		
Basic and diluted earnings per share from continuing operations under US GAAP	0.55	0.50	0.43	0.05	0.07
Basic and diluted earnings per share under US GAAP	0.54	0.52	0.44	0.02	0.08

Net earnings from continuing operations under US GAAP were $241.0 million or $0.55 per share in 2005, up from $209.6 million or $0.50 per share in 2004 and $170.2 million or $0.43 per share in 2003. Taking into account discontinued operations, net earnings under US GAAP were $237.8 million or $0.54 per share in 2005, compared with $218.2 million or $0.52 per share in 2004 and $173.3 million or $0.44 per share in 2003. The net earnings variance under Canadian GAAP, when compared with US GAAP, resulted mainly from the accounting for stock-based compensation expense whereby, under Canadian GAAP, stock-based compensation has been accounted for using the fair value based method since October 1, 2004. The non-tax deductible adjustment to stock-based compensation was $20.6 million in 2005, compared with $25.6 million in 2004 and $8.2 million in 2003 and fully impacted net earnings.

LIQUIDITY AND CAPITAL RESOURCES

We finance the growth of our business through cash flow from operations combined with the issuance of debt, borrowing under our existing credit facilities or the issuance of equity. One of our primary financial goals is to maintain the optimal level of liquidity through the active management of our assets and liabilities as well as cash flows.

As at September 30, 2005, we held $240.5 million in cash and cash equivalents, an increase of $39.8 million from September 30, 2004.

The following table summarizes the changes in cash and cash equivalents over the past three fiscal years:

Years ended September 30	2005	2004	2003
(IN '000 OF DOLLARS)			
Net cash provided by (used in):			
Continuing operating activities	479,677	229,804	230,074
Continuing investing activities	(105,245)	(700,627)	(463,579)
Continuing financing activities	(329,188)	583,683	205,702
Effect of foreign exchange rate changes on cash and cash equivalents of continuing operations	(6,167)	186	917
Net increase (decrease) in cash and cash equivalents from continuing activities	39,077	113,046	(26,886)
Net cash and cash equivalents provided by discontinued operations	759	4,068	6,174
Cash and cash equivalents, beginning of year	200,623	83,509	104,221
Cash and cash equivalents, end of year	240,459	200,623	83,509

OPERATING ACTIVITIES

In fiscal 2005, cash flow from continuing operating activities of $479.7 million increased $249.9 million over 2004. This increase was driven by higher net earnings from continuing operations before amortization of $72.9 million over fiscal 2004. In addition, non-cash working capital items increased by $200.8 million over last year mainly due to the impact of last year's income tax payments related to the AMS sale of the defense business, representing $78.6 million, the timing of payroll related payments of $35.5 million and an improvement in our days sales outstanding ("DSO") representing approximately $66.4 million.

DSO was 48 days, down six days from September 30, 2004. This decrease in DSO was mainly the result of an overall improvement in collections. In calculating DSOs, we subtract the deferred revenue balance and the tax credits receivable from the accounts receivable and work in progress. Payments from clients in advance of work being performed and deferred revenue may fluctuate from year to year depending on the timing of payments received from outsourcing clients. Cash flow from accounts receivable was impacted by a reduction in the amount of tax credits received in the year. Some $48.1 million of the receivable for tax credits on salaries was received during the year, compared with $87.3 million received in fiscal 2004 and $43.0 million received in fiscal 2003. The decrease from 2004 is mainly due to the timing of tax returns while tax credits earned have remained stable year-over-year.

Another significant improvement in the fiscal 2005 net change in non-cash working capital was with income tax payable. In 2004, following the acquisition of AMS, we paid $78.6 million as a result of the sale of the AMS defense business. This liability had been set up at the acquisition date and did not have an impact on cash flow at that time; however it did impact our cash flow from continuing operating activities when the payment was made in September 2004. Finally, the change in accrued compensation had a positive impact of $35.5 million on the net change in non-cash working capital items. This is due to the timing of payroll related payments made during fiscal 2005, versus the prior year.

INVESTING ACTIVITIES

Cash used in continuing investing activities was $105.2 million in 2005, a decrease of $595.4 million compared with the prior fiscal year.

The following table includes further detail on the cash used in continuing investing activities:

Years ended September 30 (in '000 of dollars)	2005	2004	2003
Finite-life intangibles and other long-term assets	(88,000)	(84,696)	(149,951)
Capital assets	(25,314)	(59,829)	(61,226)
Contract costs	(27,304)	(76,260)	(29,211)
Sub-total	(140,618)	(220,785)	(240,388)
Business acquisitions (net of cash)	(66,229)	(589,678)	(233,512)
Proceeds from sale of investment in an entity subject to significant influence	20,849	–	–
Proceeds from sale of assets and businesses (net of cash)	29,521	87,503	–
Other proceeds[1]	51,232	22,333	10,321
Cash used in continuing investing activities	(105,245)	(700,627)	(463,579)

[1] Other proceeds include the sale of right, the reimbursement of contract costs following the termination of a contract, proceeds from the disposal of capital assets, proceeds from the disposal of finite-life intangibles and the decrease in other long-term assets.

The investment in finite-life intangibles and other long-term assets was $3.3 million higher when compared with last year. The detail of what is included in this category is provided in the section "Summary of significant accounting policies." As per normal business, we acquired software licenses for $13.9 million and invested $52.3 million internally to develop business solutions, in order to deliver IT outsourcing services and business solutions services to our clients. The development costs are capitalized as they meet specific criteria related to technical, market and financial feasibility. These solutions are developed as a result of taking our research findings and translating them into plans or designs for new processes or systems which will contribute to better servicing new and existing IT and BPS clients. In 2005, significant investments in business solutions included $25.1 million in our federal and state and local government ERP solutions.

We also incurred research expenses net of related tax credits of $21.9 million within our costs of services, selling and administrative expenses, while seeking applications of new technology, or conceptually formulating and designing possible products or process alternatives that could potentially lead to new solutions for existing or new clients. The combined research and development spending incurred by CGI was $78.2 million, up 21.3% from the $64.5 million spending in 2004. Further to the research and capitalized development costs noted above, there are additional research and development costs incurred which are initiated as part of client projects and are included in our costs of services.

 In 2005, our investment in finite-life intangibles and other long-term assets were essentially stable over 2004. The 2003 investment was mainly due to the fact that, in 2003, as part of our Innovapost joint venture, we made a $47.3 million investment in an enterprise resource system used by Canada Post Corporation. In addition, our 2003 investments in internal financial systems represented approximately $12.0 million more than such investments in 2005.

The $25.3 million investment in capital assets included improvements to our facilities totaling $15.0 million. In addition, computer equipment purchases of $10.3 million were required to support the growth in our operations. The year-over-year decrease was mainly due to the completion of the major improvements carried out to our Montreal offices, begin-ning in 2004. Furthermore, fiscal 2004 numbers included purchases of computer equipment to support new large outsourcing contracts with Cott and Robert Plan.

The $27.3 million investment in contract costs was related mainly to capitalized start-up costs on certain outsourcing contracts, and was down $49.0 million from last year. In fiscal 2004, our $76.3 million investment in contract costs included approximately

$59.8 million of transition costs incurred with outsourcing clients in their initial contract period. Additionally, $18.6 million in incentives were granted to clients as part of outsourcing contracts announced during 2004.

In fiscal 2005, we completed the acquisition of AGTI for a consideration of $47.2 million. We also acquired MPI and Silver Oak for $13.0 million and $21.8 million, respectively. In 2005, the net cash flow impact from these three acquisitions was $66.7 million, with the remaining purchase price of $9.9 million to be paid in future periods according to the purchase agreements. We also used $2.1 million to increase our interest in one of our joint ventures and to complete two niche acquisitions. In fiscal 2004, we made one major acquisition and several niche acquisitions, for a total net cash consideration of $589.7 million. AMS, acquired on May 3, 2004, was purchased for a net cash consideration of $584.0 million. Some $325.2 million was raised through an equity private placement and $255.8 million was raised through a debt private placement with the balance coming from existing cash resources. Other business acquisitions represented a net cash investment of $5.7 million. In fiscal 2003, we completed the acquisitions of five IT consulting firms, the largest being Cognicase. The cash used for these acquisitions was $233.5 million.

The $20.8 million proceeds from the sale of an investment in an entity subject to significant influence were related to the sale of our investment in Nexxlink. The 2005 proceeds from the sale of assets and businesses, totaling $29.5 million, were

mainly generated from the sale of the US Services to Credit Unions and Keyfacts businesses. The 2004 proceeds from the sale of assets and businesses, totaling $87.5 million, were generated from the sale of operations acquired with Cognicase, as well as the sale of the Starquote business and the Clearwater, Florida building that was acquired with IMRglobal Corp. in July 2001. Finally, other proceeds generated in 2005 included the sale of right to access clients, the reimbursement of contract costs following the termination of an outsourcing contract and the sale of other long-term assets.

FINANCING ACTIVITIES

Cash used by continuing financing activities was $329.2 million in 2005, compared with cash provided of $583.7 million in 2004. The continuing financing activities required cash mainly due to the repayment of our credit facilities, representing $207.6 million, and the purchase of outstanding CGI shares for cancellation representing $109.5 million as discussed in the "Share repurchase program" section. In 2004, continuing financing activities provided cash via the issuance of a debt private placement for $255.8 million, a net drawdown of $21.5 million from our unsecured committed credit facilities and a $325.2 million equity private placement (net of fees). The cash provided was used primarily to finance the acquisition of AMS and to strengthen our cash position for future growth. The debt private place-ment was issued to strengthen capital resources, and to better match the duration of our liabilities with the average term of our backlog.

SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES

Years ended September 30	2005	2004	2003
Working capital (IN '000 OF DOLLARS)	$332,637	$362,380	$227,452
Current ratio	1.47	1.47	1.40
Shareholders' equity per common share	$5.79	$5.54	$4.92
Net debt to capitalization ratio[1]	0.3%	9.8%	8.2%
Long-term debt to capitalization ratio[2]	9.1%	16.6%	11.9%
Days sales outstanding (IN DAYS)	48	54	52
Return on invested capital[3]	8.7%	7.8%	8.3%
Return on equity[4]	8.8%	8.2%	8.7%

[1] The net debt to capitalization ratio represents the proportion of long-term debt net of cash and cash equivalents over the sum of shareholders' equity and long-term debt.
[2] The long-term debt to capitalization ratio represents the proportion of long-term debt over the sum of shareholders' equity and long-term debt.
[3] The return on invested capital ratio represents the proportion of the last four quarters' after-tax adjusted EBIT over the last four quarters' average invested capital (sum of equity and debt less cash and cash equivalents).
[4] The return on equity ratio represents the proportion of the last four quarters' net earnings from continuing operations over the last four quarters' average equity.

CGI's shareholders' equity per common share of $5.79, based on a total of 431,220,497 shares outstanding at September 30, 2005, was up $0.25 when compared with September 30, 2004. This change was due to the net earnings reported in the last twelve months, partially offset by the reduction in equity following the share repurchase and by the change in the foreign currency translation adjustment of $92.1 million. The change in the foreign currency translation adjustment mainly reflected the 8.1% depreciation of the US dollar versus the Canadian dollar between September 30, 2004 and September 30, 2005. We translate the assets denominated in foreign currencies using the year-end exchange rates.

Following the 2005 reimbursement of our credit facilities, the Company's net debt was $9.2 million at September 30, 2005, as illustrated by the net debt to capitalization ratio of 0.3%.

The return on invested capital ratio was 8.7% for the year, compared with 7.8% in the prior year. The year-over-year change reflected the increased profitability after a successful integration of AMS operations and, to a lesser extent, the impact of the share repurchase program. The return on equity ratio was 8.8% for the year, compared with 8.2% last year. This improvement demonstrates the increased profitability and cash generation of the operations following the integration of AMS, as well as the impact of the share repurchase program.

CONTRACTUAL OBLIGATIONS

					PAYMENTS DUE BY PERIOD	
COMMITMENT TYPES	TOTAL	LESS THAN 1 YEAR	2ND AND 3RD YEARS	4TH AND 5TH YEARS	YEARS 6 TO 10	AFTER 10 YEARS
(IN '000 OF DOLLARS)						
Long-term debt	247,695	13,653	11,110	98,759	124,173	–
Capital lease obligations	2,005	1,246	749	10	–	–
Operating leases rental of office space[1]	1,107,822	130,380	234,637	196,869	286,989	258,947
Computer equipment	162,584	82,226	72,203	6,225	1,930	–
Long-term service agreements[1]	117,528	43,674	66,020	7,834	–	–
Total contractual obligations	1,637,634	271,179	384,719	309,697	413,092	258,947

[1] Included in these obligations: $82.1 million of office space leases and $11.4 million of long-term service agreements which are accounted for within accounts payable and accrued liabilities, accrued integration charges and other long-term liabilities and long-term debt.

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $1,637.6 million. Of this, rental of office space represents $1,107.8 million, computer equipment totals $162.6 million and long-term service agreements, which are comprised of enterprise license and maintenance contracts, represent $117.5 million. In 2005, total contractual obligations decreased by $289.8 million, mainly due to the reimbursement of our credit facilities, the foreign currency translation impact on US dollar commitments and payments related

to other contractual obligations in the normal course of business. Computer equipment leases pertain

to hardware leased from manufacturers or financial institutions in the course of business activities.

CAPITAL RESOURCES

Available at September 30	TOTAL COMMITMENT[1]	2005	2004	2003
(IN '000 OF DOLLARS)				
Cash and cash equivalents	–	240,459	200,623	83,509
Unsecured committed revolving facilities	800,000	786,669	283,608	285,500
Lines of credit and other facilities	31,720	31,109	29,607	27,700
Total	831,720	1,058,237	513,838	396,709

[1] Excluding any existing credit facility for non-majority owned entities.

Our cash position, together with bank lines, are sufficient to support our growth strategy. At September 30, 2005, cash and cash equivalents were $240.5 million and the total credit facilities available amounted to $817.8 million. Cash equivalents consist primarily of unrestricted cash and short-term investments having an initial maturity of three months or less at the time of acquisition.

Total long-term debt decreased by $240.1 million to $249.7 million at September 30, 2005, compared with $489.8 million at September 30, 2004. The decrease resulted primarily from the repayment of our outstanding credit facilities and the impact from the fluctuations of foreign currencies against the Canadian dollar.

The $800.0 million committed banking facilities are for our operating activity needs, working capital purposes and the financing of acquisitions and outsourcing contracts. The agreement is comprised of a Canadian tranche with a limit of $500.0 million and a US tranche equivalent to $300.0 million. As at September 30, 2005, an amount of $786.7 million was available under this agreement. The agreement has a five-year term, expiring in December 2009. We also have access to a $25.0 million demand line of credit for cash management purposes and $6.7 million of other facilities to cover other requirements. The long-term debt agreements contain covenants, which

require us to maintain certain financial ratios. At September 30, 2005, CGI was in compliance with these covenants.

We continuously review our cash management and financing strategy in order to optimize the use of funds generated from operations and could modify the current financial structure if we deemed it beneficial to the Company. We expect new large outsourcing contracts or large acquisitions to be financed by the issuance of debt or equity, should additional cash resources be required.

In fiscal 2006, considering the needs for reinvestment in our operations and the size of the investment projects, we do not expect to pay a dividend. In the future, we will evaluate annually whether or not to pay a dividend or to continue with the share repurchase program; this is subject to regular review by our Board of Directors.

FINANCIAL INSTRUMENTS
The Company uses various financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not hold or use any derivative instruments for speculative trading purposes. The Company enters into financial instrument contracts to hedge its net investment in foreign subsidiaries. Foreign exchange translation gain or loss on the net investment is recorded under foreign currency translation adjustment. Any realized or unrealized gain or loss on

instruments covering the net investment is also recognized in foreign currency translation adjustment. The Company also enters into forward contracts to hedge forecasted cash flows denominated in currencies other than the functional currency of its subsidiaries. Gains and losses on foreign exchange contracts designated as hedges for firm commitments or forecasted transactions are recorded in costs of services, selling and administrative expenses when the related transaction is realized. Periodic assessments of each hedge's effectiveness are performed during the year.

OFF-BALANCE SHEET FINANCING AND GUARANTEES
We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the threshold for capitalization.

We enter into agreements to provide financial or performance assurances to third parties. This includes the sale of assets, business divestitures guarantees and US government contracts.

In the sale of assets or business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. Also, in the normal course of business, we may provide certain clients, principally governmental entities, with financial performance guarantees, which are generally backed by surety bonds. In general, we would only be liable for the amount of these guarantees in the event of default in the performance of our obligations, the probability of which is remote in our opinion. We do not expect to incur any potential payment in connection with these guarantees which could have a materially adverse effect on our consolidated financial statements.

We are also engaged in providing services under certain contracts with the U.S. government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. government investigate whether our operations are being conducted in accordance with these requirements. Generally, the government has the right to change the scope of, or terminate, these contracts at its convenience. While we do not expect to realize any significant changes to these contracts, the termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

CAPABILITY TO DELIVER RESULTS
We believe that we have the capital resources and liquidity necessary to meet our commitments and existing obligations as well as to support our operations and to finance our growth strategies. We also believe that we have the required non-capital resources necessary to achieve our goals for continued growth. These non-capital resources include a strong management team with a very low historical turnover rate, sophisticated management frameworks for a consistent high standard of client service and ongoing managerial training, as well as quality processes that help us integrate and retain new members as part of large outsourcing contract wins or acquisitions.

RELATED SUMMARY OF QUARTERLY RESULTS

	2005							2004
QUARTERLY RESULTS	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(IN '000 OF DOLLARS EXCEPT PERCENTAGES)		RESTATED	RESTATED	RESTATED	RESTATED	RESTATED	RESTATED	RESTATED
Revenue	904,840	936,394	915,662	929,090	936,888	842,358	702,322	668,502
Net earnings from continuing operations	56,415	56,621	53,591	53,071	52,861	43,970	45,768	42,787
Net earnings from continuing operations margin	6.2%	6.0%	5.9%	5.7%	5.6%	5.2%	6.5%	6.4%
Basic and diluted earnings per share from continuing operations	0.13	0.13	0.12	0.12	0.12	0.10	0.11	0.11
Net earnings	55,792	57,759	49,594	53,343	52,909	52,959	45,646	42,527
Net earnings margin	6.2%	6.2%	5.4%	5.7%	5.6%	6.3%	6.5%	6.4%
Basic and diluted earnings per share	0.13	0.13	0.11	0.12	0.12	0.12	0.11	0.11

During the last eight quarters, the compound quarterly growth rate of our revenue has been 4.4%. Our revenue growth was primarily driven by the timing of new large outsourcing contracts, business renewals and acquisitions, offset by the fluctuation of foreign currencies against the Canadian dollar. There has been some impact of seasonality, with fiscal fourth quarter SI&C revenue impacted by the summer vacation period. As was the case for revenue growth, net earnings from continuing operations were affected by the timing of large outsourcing contracts and acquisitions and, to a lesser extent, by the fluctuations of foreign

currencies. The compound quarterly growth rate of our net earnings from continuing operations was 4.0% over the last eight quarters. The net earnings from continuing operations margin reached a peak of 6.5% in 2004. The acquisition of AMS in the third quarter of 2004 impacted temporarily our profitability, while contributing to the growth in revenue. However, with the completion of the integration, we have maintained the acquired revenue base while improving profitability in every quarter following the acquisition. Our net earnings from continuing operations margin is now approaching the pre-acquisition level.

RELATED PARTY TRANSACTIONS
In the normal course of business, the Company is party to contracts with certain subsidiaries and affiliated companies of BCE (a shareholder), pursuant to which the Company is its preferred IT supplier. BCE exercises significant influence over the Company's operating, financing and investing activities through its 29.75% (2004 - 28.86%) ownership interest and through the significant business volume originating from BCE, together with its subsidiaries and affiliates.

Transactions and resulting balances, which were measured at commercial rate (exchange amount), are presented below:

BCE

Years ended September 30	2005	2004	2003
(IN '000 OF DOLLARS)			
Revenue	**526,935**	516,968	500,068
Purchase of services	**121,184**	99,881	91,471
Accounts receivable	**21,632**	16,730	21,659
Work in progress	**14,209**	5,894	1,123
Contract costs	**14,103**	17,916	21,373
Accounts payable and accrued liabilities	**1,018**	8,343	5,161
Deferred revenue	**1,978**	1,249	1,330

During the year, the Company disposed of its investment in Nexxlink. This investment was sold to BCE pursuant to a public tender offering and was accounted for at the exchange amount.

In the normal course of business, the Company is also party to contracts with Innovapost, a joint venture, pursuant to which the Company is its preferred

IT supplier. The Company exercises significant influence over Innovapost's operating, financing and investing activities through its 49% ownership interest.

Transactions and resulting balances, which were measured at commercial rate (exchange amount), are presented below:

INNOVAPOST

Years ended September 30	2005	2004	2003
(IN '000 OF DOLLARS)			
Revenue	**102,699**	94,607	62,653
Accounts receivable	**4,112**	3,622	5,086
Work in progress	**1,290**	1,988	361
Prepaid expenses and other current assets	**2,019**	1,815	–
Contract costs	**17,301**	19,696	21,989
Accounts payable and accrued liabilities	**1,254**	1,113	227
Deferred revenue	**–**	946	2,125
Other long-term liabilities	**–**	–	4,463

During the year, CGI incurred a general and administrative expense in the amount of $2.5 million with a company owned by one of its directors. The transaction was incurred in the normal course of operations and measured at the commercial rate (exchange amount).

RISKS AND UNCERTAINTIES
While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

RISKS RELATED TO OUR INDUSTRY
The competition for contracts – We have a disciplined approach to the management of all aspects of our business, with an increasing proportion of our operations codified under ISO 9001 certification. Our management processes were developed to help us ensure that our members consistently deliver services according to our high standards and they are based on strong values underlying our client-focused culture. These processes have contributed to our high contract win rate and renewal rate to date. Additionally, we have developed a deep strategic understanding of the five

economic sectors we target, and this helps enhance our competitive position. CGI is a leading provider of IT and business process services in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the US outsourcing market. We have made good progress in growing our revenue from the US and internationally over the past three years and expect this trend to continue. However, the market for new IT and BPS outsourcing contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

The long sales cycle for major outsourcing contracts – The sales cycle for large outsourcing contracts typically ranges from six to 18 months, with some extending over 24 months. The sales cycle could become even longer, thus affecting our ability to meet our annual growth targets.

The availability and cost of qualified IT professionals – There is strong demand for qualified individuals in the IT industry. Over the years, we have been able to successfully attract and retain qualified staff, thanks to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals. We believe that we are a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends – We strive to remain at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in five targeted economic sectors; our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions to meet the needs of our clients; regular training and sharing of professional expertise across our network of offices; and business acquisitions that provide specific knowledge or added geographic coverage.

Infringing on the intellectual property rights of others – We cannot be sure that our services and offerings do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may be costly, harm our reputation, and prevent us from providing some services

and offerings. We enter into licensing agreements with our clients for the right to use intellectual property that includes a commitment to indemnify the licensee against liability and damages arising from any third-party claims of patent, copyright, trademark or trade secret infringement. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation, or require us to enter into royalty or licensing arrangements. Any limitation on our ability to sell or use products or services that incorporate challenged software or technologies could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Limited ability to protect our intellectual property rights – Our success depends, in part, on our ability to protect our proprietary methodologies and other intellectual property that we use to provide our services. Our general practice is to pursue patent or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from the U.S. Patent and Trademark Office and other trademark offices worldwide. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual

property, or take appropriate steps to enforce our intellectual property rights.

RISKS RELATED TO OUR BUSINESS

Business mix variations – The proportion of revenue that we generate from shorter-term SI&C projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

The financial and operational risks inherent in worldwide operations – We manage operations in 17 countries worldwide, with less than 10% of revenue coming from outside North America. We believe that our Management Foundation, which includes management frameworks and processes that guide business unit leaders in managing our members and clients, helps ensure worldwide operational efficiency and consistency. However, the immense scope of our worldwide operations makes us subject to currency fluctuations; price controls or restrictions on the exchange of foreign currency; the burden of complying with a wide variety of national and local laws; differences in, and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of these losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. While we believe we have effective management processes in place in each office worldwide, any or all of these risks could impact our global business operations and cause our profitability to decline.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients – The integration of acquired operations has become a core competency for us as we have acquired a large number of companies since our inception. Our disciplined approach to management, largely based on our management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at September 30, 2005, the majority of our operations had received ISO 9001 certification.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions – With the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of our total revenue.

Early termination risk – If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow. We have a strong record of successfully meeting or exceeding our clients' needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and minimize risks. In addition, a number of our outsourcing contractual agreements have change of control clauses according to which a change in control of CGI could lead to a termination of the said agreements.

Credit risk concentration with respect to trade receivables – We generate a significant portion of our revenue from the subsidiaries and affiliates of one of our large shareholders, namely BCE Inc. However, it is our belief that we are not subject to any significant credit risk, especially in view of our large and diversified client base.

Short-term, project-related contract risks – With the acquisition of AMS, the percentage of revenue that CGI derives from shorter-term, project-oriented contracts increased substantially. We manage all client contracts utilizing the Client Partnership Management Framework ("CPMF"), a process framework which helps ensure that client projects are all managed according to the same high standards throughout the organization. As a result of the CPMF, there is a high degree of rigour and discipline used to accurately estimate the cost of client engagements. However, a significant portion of engagements acquired with AMS are performed on a fixed-price basis. Billing for fixed-price engagements is made in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. When making proposals for these types of engagements, we rely on our estimates of costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price contracts, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable.

Guarantees risk – In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Government tax credits risk – An acquisition of control of CGI could translate into a loss of provincial tax credits related to E-Commerce Place and the Cité Multimédia in Montréal, the Carrefour de la nouvelle économie in Saguenay and the Carrefour national des nouvelles technologies de Québec.

Government business risk – Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of the government's use of consulting and technology services firms; a significant decline in spending by the governments, in general, or by specific departments or agencies in particular; the adoption of new laws or regulations that affect companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government vertical is very diversified with contracts from many different departments and agencies in the US and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Legal claims made against our work – We create, implement and maintain IT solutions that are often critical to the operations of our clients' business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions.

RISKS RELATED TO BUSINESS ACQUISITIONS

Difficulties in executing our acquisition strategy – A significant part of our growth strategy is dependent on our ability to continue making niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical mass in the US and Europe. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

Realization of acquisition benefits – The acquisition of AMS has provided certain benefits to CGI that include both operational and service enhancements as well as financial efficiencies. As a result of increasing our critical mass in the US and Europe, enhancing our services and capabilities and adding to our client base,

we believe that we are better positioned to bid on and win new outsourcing contracts. Additionally, operational and administrative efficiency gains have been realized during the integration of AMS.

Our management faces a complex and potentially time-consuming task in implementing uniform standards, controls, procedures and policies across our business units. Integrating businesses can result in unanticipated operational problems, expenses and liabilities. In addition, to the extent that management is required to devote significant time, attention and resources to the integration of operations, personnel and technology, our ability to service current clients may be reduced, which may adversely affect our revenue and profitability.

RISKS RELATED TO THE MARKET

Economic risk – An economic downturn may cause our revenue to decline. The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Because there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

INTEGRITY OF DISCLOSURE

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors' duties include the assessment of the integrity of the Company's internal control and information system.

The Audit and Risk Management Committee of CGI is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange and the Toronto Stock Exchange. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information, b) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting, c) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof, d) recommendation to the Board of Directors of CGI on the appointment of external auditors, assertion of the independence thereof, review of the terms of engagement thereof and ongoing discussions therewith, e) the review of the audit procedures, and f) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

LEGAL PROCEEDINGS

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company has no reason to believe that the disposition of any such current matters could reasonably be expected to have a material adverse impact on CGI's financial position, results of operations, or the ability to carry on any of its business activities.

Additional information on CGI can be found in the Annual Information Form which is posted on our Web site at www.cgi.com, and is filed with SEDAR and EDGAR.

Management's and Auditors' reports

MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of the Company is responsible for the preparation and integrity of the consolidated financial statements, the Management's Discussion and Analysis ("MD&A") and related information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and necessarily include some amounts that are based on management's best estimates and judgment. Financial and operating data elsewhere in this Annual Report are consistent with that contained in the accompanying consolidated financial statements.

To fulfill its responsibility, management developed and continues to maintain systems of internal controls reinforced by the Company's standards of conduct and ethics set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The internal control systems and financial records are subject to review by the independent auditors, Deloitte & Touche LLP, whose report follows. They were appointed as independent auditors by a vote of the Company's shareholders to audit the consolidated financial statements. In addition, the Management Committee of the Company reviews the disclosure of corporate information and oversees the functioning of the Company's disclosure controls and procedures.

Members of the Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meet regularly with the independent auditors and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulates the appropriate recommendations to the Board of Directors. The independent auditors have unrestricted access to the Audit and Risk Management Committee. The financial statements and MD&A have been reviewed and approved by the Board of Directors for inclusion in this Annual Report.

(signed)   (signed)

SERGE GODIN   **ANDRÉ IMBEAU**
CHAIRMAN AND CHIEF EXECUTIVE OFFICER   EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER
NOVEMBER 7, 2005

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of CGI Group Inc.

We have audited the consolidated balance sheets of CGI Group Inc. as at September 30, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended September 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2005 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2 to the financial statements. Our report to the Shareholders, dated November 7, 2005, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed)

DELOITTE & TOUCHE LLP
INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

MONTRÉAL, QUÉBEC,
NOVEMBER 7, 2005

Consolidated statements of earnings

Years ended September 30 (in thousands of Canadian dollars, except share data)	2005	2004	2003
	$	$ RESTATED	$ RESTATED
REVENUE	3,685,986	3,150,070	2,589,905
Operating expenses			
Costs of services, selling and administrative (NOTE 15)	3,151,558	2,677,396	2,182,447
Amortization (NOTE 12)	199,283	162,591	119,097
Interest on long-term debt	24,014	20,672	12,578
Other income, net	(7,156)	(8,728)	(3,094)
Sale of right (NOTE 13)	(11,000)	–	–
Gain on sale of investment in an entity subject to significant influence (NOTE 16)	(4,216)	–	–
Entity subject to significant influence	(321)	(488)	(295)
	3,352,162	2,851,443	2,310,733
Earnings from continuing operations before income taxes	333,824	298,627	279,172
Income taxes (NOTE 14)	114,126	113,241	113,057
Net earnings from continuing operations	219,698	185,386	166,115
Net (loss) gain from discontinued operations (NOTE 17)	(3,210)	8,655	3,083
NET EARNINGS	216,488	194,041	169,198
Weighted-average number of outstanding Class A subordinate and Class B shares	439,349,210	419,510,503	395,191,927
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE (NOTE 11)			
Continuing operations	0.50	0.44	0.42
Discontinued operations	(0.01)	0.02	0.01
	0.49	0.46	0.43

See Notes to the consolidated financial statements.

Consolidated statements of retained earnings

Years ended September 30 (in thousands of Canadian dollars)	2005	2004	2003
	$	$	$
BALANCE, BEGINNING OF YEAR, AS PREVIOUSLY REPORTED	769,421	555,310	377,944
Change in accounting policies (NOTE 2)	(38,664)	(13,105)	(4,937)
Balance, beginning of year, restated	730,757	542,205	373,007
Net earnings	216,488	194,041	169,198
Share issue costs, net of income taxes (NOTE 9)	–	(5,489)	–
Excess of purchase price over carrying value of Class A subordinate shares acquired (NOTE 9)	(51,978)	–	–
BALANCE, END OF YEAR	895,267	730,757	542,205

See Notes to the consolidated financial statements.

Consolidated balance sheets

As at September 30 (in thousands of Canadian dollars)

	2005	2004
	$	$
		RESTATED
ASSETS		
Current assets		
Cash and cash equivalents	**240,459**	200,623
Accounts receivable (NOTE 3)	**487,731**	546,286
Work in progress	**214,470**	222,278
Prepaid expenses and other current assets	**75,531**	89,658
Future income taxes (NOTE 14)	**22,118**	79,584
	1,040,309	1,138,429
Capital assets (NOTE 4)	**116,388**	143,641
Contract costs (NOTE 5)	**228,646**	278,240
Finite-life intangibles and other long-term assets (NOTE 6)	**580,642**	630,080
Future income taxes (NOTE 14)	**46,601**	101,899
Goodwill (NOTE 7)	**1,773,370**	1,827,604
Total assets before funds held for clients	**3,785,956**	4,119,893
Funds held for clients (NOTE 2)	**200,703**	196,622
	3,986,659	4,316,515
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**378,691**	427,635
Accrued compensation	**107,014**	110,700
Deferred revenue	**127,950**	123,213
Income taxes	**31,955**	31,369
Future income taxes (NOTE 14)	**47,163**	68,603
Current portion of long-term debt (NOTE 8)	**14,899**	14,529
	707,672	776,049
Future income taxes (NOTE 14)	**238,983**	287,433
Long-term debt (NOTE 8)	**234,801**	475,291
Accrued integration charges (NOTE 16) and other long-term liabilities	**109,810**	119,258
Total liabilities before clients' funds obligations	**1,291,266**	1,658,031
Clients' funds obligations (NOTE 2)	**200,703**	196,622
	1,491,969	1,854,653
Commitments and contingencies (NOTE 23)		
SHAREHOLDERS' EQUITY		
Capital stock (NOTE 9)	**1,762,973**	1,820,230
Contributed surplus (NOTE 10c)	**67,578**	49,879
Warrants (NOTE 10b)	**19,655**	19,655
Retained earnings	**895,267**	730,757
Foreign currency translation adjustment	**(250,783)**	(158,659)
	2,494,690	2,461,862
	3,986,659	4,316,515

See Notes to the consolidated financial statements.

Approved by the Board

(signed)

SERGE GODIN
DIRECTOR

(signed)

ANDRÉ IMBEAU
DIRECTOR

Consolidated statements of cash flows

Years ended September 30 (in thousands of Canadian dollars)	2005	2004	2003
	$	$ RESTATED	$ RESTATED
OPERATING ACTIVITIES			
Net earnings from continuing operations	**219,698**	185,386	166,115
Adjustments for:			
Amortization (NOTE 12)	**230,933**	192,325	146,886
Deferred credits	**(3,038)**	(16,439)	(30,174)
Future income taxes (NOTE 14)	**35,650**	55,626	46,249
Foreign exchange loss (gain)	**1,993**	(789)	1,914
Stock-based compensation expense	**20,554**	25,559	8,168
Sale of right (NOTE 13)	**(11,000)**	–	–
Gain on sale of investment in an entity subject to significant influence (NOTE 16)	**(4,216)**	–	–
Entity subject to significant influence	**(321)**	(488)	(295)
Net change in non-cash working capital items (NOTE 19)	**(10,576)**	(211,376)	(108,789)
Cash provided by continuing operating activities	**479,677**	229,804	230,074
INVESTING ACTIVITIES			
Business acquisitions (net of cash acquired) (NOTE 16)	**(66,229)**	(589,678)	(233,512)
Proceeds from sale of assets and businesses (net of cash disposed) (NOTE 16)	**29,521**	87,503	–
Proceeds from sale of investment in an entity subject to significant influence (NOTE 16)	**20,849**	–	–
Proceeds from sale of right (NOTE 13)	**11,000**	–	–
Purchase of capital assets	**(25,314)**	(59,829)	(61,226)
Proceeds from disposal of capital assets	**6,663**	4,738	–
Contract costs	**(27,304)**	(76,260)	(29,211)
Reimbursement of contract costs upon termination of a contract	**15,300**	–	–
Additions to finite-life intangibles and other long-term assets	**(88,000)**	(84,696)	(149,951)
Proceeds from disposal of finite-life intangibles	**5,251**	–	–
Decrease in other long-term assets	**13,018**	17,595	10,321
Cash used in continuing investing activities	**(105,245)**	(700,627)	(463,579)
FINANCING ACTIVITIES			
Increase in credit facilities (NOTE 8)	**190,000**	240,534	219,000
Repayment of credit facilities	**(397,578)**	(219,000)	–
Increase in other long-term debt	**–**	257,604	2,471
Repayment of other long-term debt	**(16,705)**	(26,451)	(22,220)
Repurchase of Class A subordinate shares	**(109,456)**	–	–
Issuance of shares (net of share issue costs) (NOTE 9)	**4,551**	330,996	6,451
Cash (used in) provided by continuing financing activities	**(329,188)**	583,683	205,702
Effect of foreign exchange rate changes on cash and cash equivalents of continuing operations	**(6,167)**	186	917
Net increase (decrease) in cash and cash equivalents of continuing operations	**39,077**	113,046	(26,886)
Net cash and cash equivalents provided by discontinued operations (NOTE 17)	**759**	4,068	6,174
Cash and cash equivalents, beginning of year	**200,623**	83,509	104,221
CASH AND CASH EQUIVALENTS, END OF YEAR	**240,459**	200,623	83,509

Supplementary cash flow information (NOTE 19)
See Notes to the consolidated financial statements.

Notes to the consolidated financial statements

Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

1. Description of business

CGI Group Inc. (the "Company"), directly or through its subsidiaries, manages information technology ("IT services"), namely outsourcing, systems integration and consulting, software licenses and maintenance, and business process services ("BPS") to help clients cost effectively realize their strategies and create value.

2. Summary of significant accounting policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain material respects with US GAAP. Significant differences relevant to the Company are presented in Note 26.
  Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2005.

RESTATEMENT

The Company provides a centralized service to the Canadian property and casualty insurance industry for the purpose of ordering abstracts of driving records from government authorities. Following its ongoing accounting reviews, the Company revised its interpretation of the accounting treatment related to those services. The revised interpretation required that the revenue and applicable costs of services charged to clients, which are included in Costs of services, selling and administrative expenses, be presented on a net basis rather than on a gross basis as they had been presented previously. For comparative purposes, the reclassification amounts to $52,903,000 for the year ended September 30, 2004, as well as $54,086,000 for the year ended September 30, 2003. The revised presentation is in accordance with Emerging Issue Committee ("EIC") Abstract 123, "Reporting Revenue Gross as a Principal versus Net as an Agent", which addresses whether an enterprise should recognize revenue based upon the gross amount billed to the client or the net amount retained. This reclassification had no impact on net earnings or cash flows.

CHANGE IN ACCOUNTING POLICIES

i) The Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", effective for fiscal years beginning on or after January 1, 2004. The amendments of the section required the adoption of the fair-value based method for all stock-based awards and the recognition of an expense in the financial statements. The Company adopted the amendments of this section on a retroactive basis effective on October 1, 2004, for employee stock options granted since October 1, 2001, and beyond. As a result of applying this change, the Company has reflected an additional expense of $20,554,000 (see Note 10) recorded in cost of services, selling and administrative expenses for the year ended September 30, 2005, and restated comparative figures for September 30, 2004 and 2003 by $25,559,000 (basic and diluted earnings per share of $0.06) and $8,168,000 (basic and diluted earnings per share of $0.02), respectively. An adjustment to retained earnings and contributed surplus of $37,857,000 as at September 30, 2004, has been made to reflect the application of this change. For years ended September 30, 2004 and 2003, retained earnings, beginning of period, have been reduced by $12,298,000 and $4,130,000, respectively.

ii) The CICA issued Handbook Section 3110, "Asset Retirement Obligations", effective for fiscal years beginning on or after January 1, 2004. The section focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The Company adopted the recommendations of the section on a retroactive basis effective on October 1, 2004. As a result, the Company recorded as at September 30, 2004: an increase in capital assets of $880,000, an increase in accrued integration charges and other long-term liabilities of $1,687,000 and a decrease in retained earnings of $807,000. The impact on the Company's consolidated statements of earnings for comparative periods was negligible. The impact of this accounting change on the Company's consolidated financial statements as at and for the year ended September 30, 2005, is disclosed in Note 4.

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

iii) The CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", which provides clarification on the consolidation of entities when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. This guideline came into effect for interim periods beginning on or after November 1, 2004. The adoption of this guideline did not have any impact on the Company's consolidated financial statements.

iv) The CICA issued EIC Abstract 150, "Determining when an arrangement contains a lease", which provides guidance on how to determine whether an arrangement contains a lease that is within the scope of CICA Handbook Section 3065, "Leases". The guidance in EIC 150 is based on whether the arrangement conveys to the purchaser the right to use a tangible asset, and is effective for the Company for arrangements entered into or modified after January 1, 2005. The adoption of this EIC did not have any impact on the Company's consolidated financial statements.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Significant estimates include, but are not limited to, the measurement of allowance for doubtful accounts, tax credits, work in progress, deferred revenue, long-term asset valuations and impairment assessments, income taxes, provisions and contingencies.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All intercompany transactions and balances have been eliminated. The Company accounts for its jointly-controlled investments using the proportionate consolidation method. For investments whereby the Company has the ability to exercise significant influence, the Company accounts for these under the equity method. In situations whereby the Company does not exercise significant influence, the investments are recorded at cost. The carrying amount of the investments is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable.

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE

The company generates revenue principally through the provision of IT services and BPS.

The IT services include a full range of information technology services, namely i) outsourcing ii) systems integration and consulting iii) software licenses and iv) maintenance. The BPS unit provides business processing for the financial services sector, as well as other services such as payroll and document management services.

The Company provides services under contracts that contain various pricing mechanisms. The Company recognizes revenue when persuasive evidence of an arrangement exists, services or products have been provided to the client, the fee is fixed or determinable, and collectibility is reasonably assured. If an arrangement involves the provision of multiple elements, the total arrangement value is allocated to each element as a separate unit of accounting, if 1) the delivered item has value to the client on a stand-alone basis; 2) there is objective and reliable evidence of the fair value of the undelivered item; and 3) the arrangement includes a general right of return relative to the delivered item and delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor. If these criteria are met, then the total consideration of the arrangement is allocated among the separate units of accounting based on their fair value.

Provisions for estimated contract losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract.

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

2. Summary of significant accounting policies (continued)

OUTSOURCING AND BPS ARRANGEMENTS

Revenue from outsourcing and BPS arrangements under time and materials and unit-priced arrangements are recognized as the services are provided at the contractual stated price. If the contractual per-unit prices within a unit-priced contract change during the term of the arrangement, the Company evaluates whether it is more appropriate to record revenue based on the average per-unit prices during the term of the contract or based on the actual amounts billed.

Revenue from outsourcing and BPS arrangements under fixed fee arrangements is recognized on a straight-line basis over the term of the arrangement, regardless of the amounts billed, unless there is a better measure of performance or delivery.

SYSTEMS INTEGRATION AND CONSULTING SERVICES

Revenue from systems integration and consulting services under time and material arrangements is recognized as the services are rendered and revenue under cost-based arrangements is recognized as reimbursable costs are incurred.

Revenue from systems integration and consulting services under fixed fee arrangements is recognized using the percentage-of-completion method over the implementation period. The Company uses the labor costs or labor hours incurred to date to measure the progress towards completion. This method relies on estimates of total expected labor costs or total expected labor hours to complete the service, which are compared to labor costs or labor hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labor costs or hours. Revisions to estimates are reflected in the statement of earnings in the period in which the facts that give rise to the revision become known.

Revenue from systems integration and consulting services under benefits-funded arrangements is recognized only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based.

SOFTWARE LICENSES AND MAINTENANCE ARRANGEMENTS

Revenue from software license arrangements is recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately.

In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Company recognizes software license revenue using the percentage-of-completion method over the implementation period as previously described.

Revenue from maintenance services for licenses sold and implemented is recognized ratably over the term of the contract.

WORK IN PROGRESS AND DEFERRED REVENUE

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the delivery of products or performances of services are classified as deferred revenue.

REIMBURSEMENTS

Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third party costs, such as the cost of hardware and software resales, are included in revenue and the corresponding expense is included in costs of services.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist primarily of unrestricted cash and short-term investments having an initial maturity of three months or less at the time of acquisition.

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

CAPITAL ASSETS

Capital assets are recorded at cost and are amortized over the following estimated useful lives of the assets, using principally the straight-line method:

Buildings	10 to 40 years
Leasehold improvements	Lesser of the useful life or lease term plus first renewal option
Furniture and fixtures	3 to 10 years
Computer equipment	3 to 5 years

FUNDS HELD FOR CLIENTS AND CLIENTS' FUNDS OBLIGATIONS

In connection with the Company's payroll and tax filing services, the Company collects funds for payment of payroll and taxes, temporarily holds such funds until payment is due, remits the funds to the clients' employees and appropriate tax authorities, files federal and local tax returns, and handles related regulatory correspondence and amendments. The Company presents separately the payroll funds held for clients and related obligations.

CONTRACT COSTS

Contract costs are mainly incurred in the course of two to ten year IT services and BPS contracts. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs are comprised primarily of incentives and transition costs.

Occasionally, incentives are granted to clients upon signing of outsourcing contracts. These incentives can be granted either in the form of cash payments, issuance of equity instruments, or discounts awarded principally over a transition period as negotiated in the contract. In the case of an incentive taking the form of equity instruments, cost is measured at the estimated fair value of the equity instruments at the time they are issued. For incentives in the form of discounts, cost is measured at the value of the financial commitment granted and a corresponding amount is recorded in other long-term liabilities. As services are provided to the client, the amount is amortized and recorded as a reduction of revenue.

Capital assets acquired from a client in connection with outsourcing contracts are capitalized to capital assets and amortized, consistent with the amortization policies described previously. The excess of the amount paid over the fair value of capital assets acquired in connection with outsourcing contracts are considered as an incentive granted to the client and are recorded as described in the preceding paragraph.

Transition costs include the expenses associated with certain activities performed after completion of a competitive selection process such as architecture and engineering work engaged prior to the final award of a large outsourcing contract as well as costs incurred during the transition period such as installation of systems and processes deployed after the award of the outsourcing contracts, relocation of transitioned employees, and exit from client facilities. These incremental costs are comprised essentially of labor cost including total compensation and related fringe benefits as well as subcontractor costs.

FINITE-LIFE INTANGIBLE ASSETS

Finite-life intangible assets consist mainly of internal software, business solutions, software licenses and customer relationships.

Internal software, business solutions and software licenses are recorded at cost. Business solutions and software licenses acquired through a business combination are initially recorded at fair value based on the estimated net future income-producing capabilities of the software products. Customer relationships are acquired through business combinations and are initially recorded at their fair value based on their present value of expected future cash flows.

The Company amortizes its finite-life intangible assets using the straight-line method over the following estimated useful lives:

Internal software	2 to 7 years
Business solutions	2 to 10 years
Software licenses	3 to 8 years
Customer relationships and other	2 to 15 years

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

2. Summary of significant accounting policies (continued)

IMPAIRMENT OF LONG-LIVED ASSETS

In the event indications exist that the carrying amount of long-lived assets may not be recoverable, undiscounted estimated cash flows are projected over their remaining term, and compared to the carrying amount. To the extent such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related assets, a charge is recorded to reduce the carrying amount to equal projected future discounted cash flows.

BUSINESS COMBINATIONS AND GOODWILL

The Company accounts for its business combinations using the purchase method of accounting. Under this method, the Company allocates the purchase price to tangible and intangible assets acquired and liabilities assumed based on estimated fair values at date of acquisition with the excess of the purchase price amount being allocated to goodwill. Goodwill is assessed for impairment at least annually for each reporting unit. An impairment charge is recorded for any goodwill that is considered impaired.

ACCRUED INTEGRATION CHARGES

Accrued integration charges are comprised of liabilities for costs incurred on business combinations, such as severance payments related to the termination of certain employees of the acquired business performing functions already available through the Company's existing structure and provisions related to leases for premises occupied by the acquired businesses which the Company plans to vacate.

EARNINGS PER SHARE

Basic earnings per share are based on the weighted-average number of units outstanding during the period. The dilutive effect of stock options is determined using the treasury stock method.

RESEARCH AND SOFTWARE DEVELOPMENT COSTS

Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Included in costs of services, selling and administrative expenses are research expenses in the amount of $21,869,000 ($26,710,000 in 2004 and $22,036,000 in 2003). During the year, the Company incurred direct research and software development costs of $78,200,000 ($64,500,000 in 2004).

Software development costs are charged to earnings in the year they are incurred, net of related tax credits unless they meet specific capitalization criteria related to technical, market and financial feasibility in order to be capitalized. Deferred development costs are included as part of finite-life intangibles. Tax credits amounting to $1,408,000 were recorded against these assets for the year ended September 30, 2004, and there are no tax credits for these assets for the year ended September 30, 2005.

INCOME TAXES

Income taxes are accounted for using the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statement purposes and tax values of assets and liabilities using enacted or substantively enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded for the portion of the future income tax assets if its realization is not considered more likely than not.

TRANSLATION OF FOREIGN CURRENCIES

Revenue and expenses denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet dates. Unrealized translation gains and losses are reflected in net earnings.

Self-sustaining subsidiaries whose economic activities are largely independent of the parent company are accounted for using the current-rate method. Under this method, assets and liabilities of subsidiaries denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet dates. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are accumulated and reported as foreign currency translation adjustment in shareholders' equity. As a result of differences in the translation of the financial statements of foreign subsidiaries, the foreign currency translation adjustment varied by $92,124,000 and $69,157,000 in 2005 and 2004, respectively. These variations resulted principally from translating US dollar denominated goodwill.

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

The accounts of foreign subsidiaries, which are financially or operationally dependent on the parent company, are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries are reflected in net earnings.

FINANCIAL INSTRUMENTS

The Company uses various financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes.

The Company enters into financial instrument contracts to hedge its net investment in foreign subsidiaries. Foreign exchange translation gain or loss on the net investment is recorded under foreign currency translation adjustment. Any realized or unrealized gain or loss on instruments covering the net investment is also recognized in foreign currency translation adjustment.

The Company also enters into forward contracts to hedge forecasted cash flows denominated in currencies other than the functional currency of its subsidiaries. Gains and losses on foreign exchange contracts designated as hedges for firm commitments or forecasted transactions are recorded in costs of services, selling and administrative expenses when the related transaction is realized.

Periodic assessments of each hedge's effectiveness are performed during the year.

FUTURE ACCOUNTING CHANGES

The CICA has issued the following new Handbook Sections:

a) Handbook Section 3855, "Financial Instruments–Recognition and Measurement", effective for interim periods beginning on or after October 1, 2006. The section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, and derivative financial instruments must be measured at their fair value. All financial liabilities must be measured at their fair value if they are classified as held for trading purposes, if not, they are measured at their carrying value. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

b) Handbook Section 1530, "Comprehensive Income", and Section 3251, "Equity", effective for interim periods beginning on or after October 1, 2006. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available for sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251, "Equity", replaces Section 3250, "Surplus", and describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530, "Comprehensive Income". Upon adoption of this section, the consolidated financial statements will include a statement of comprehensive income.

c) Handbook Section 3865, "Hedges", effective for interim periods beginning on or after October 1, 2006. This section describes when hedge accounting is appropriate. Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period. The Company is currently evaluating the impact of the adoption of this section on the consolidated financial statements.

d) Handbook Section 3831, "Non-Monetary Transactions", effective for transactions initiated in periods beginning on or after January 1, 2006. This section prescribes to record non-monetary transactions at fair value unless the transaction has no commercial substance, it is an exchange of inventory, it is a non-monetary, non-reciprocal transfer to owners or it is not reliably measurable. The Company does not believe that the adoption of this section will have a significant impact on the consolidated financials statements.

e) EIC 156, "Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor's Product)", was issued and provides guidance to companies that give incentives to customers or resellers in the form of cash, equity, free gifts, coupons and other. The adoption of EIC 156 is effective for all interim and annual financial statements for fiscal years beginning on or after January 1, 2006. There will be no impact on the consolidated financial statements since the Company already adopted the US equivalent of EIC 156 which is the EITF 01-9 "Accounting for Consideration Given by a Vendor to a Customer" issued by the Financial Accounting Standards Board's Emerging Issues Task Forces as at September 30, 2002.

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

3. Accounts receivable

	2005	2004
	$	$
Trade	**357,679**	432,685
Other [1]	**130,052**	113,601
	487,731	546,286

[1] Other accounts receivable include refundable tax credits on salaries related to the E-Commerce Place, Cité du multimédia, New Economy Centre, SR&ED and other tax credit programs, of approximately $93,287,000 and $79,865,000, in 2005 and 2004, respectively.

The Company is defined as an eligible company and operates "eligible activities" under the terms of various Québec government tax credit programs on salaries for eligible employees located mainly in designated locations in the province of Québec, Canada. These programs are designed to support job creation and revitalization efforts in certain urban areas. As part of the Company's participation in these programs, the Company committed to maintain and create 2,000 jobs in Québec. As at September 30, 2005, the Company had maintained or created more than a total of 4,250 jobs in Québec.

As per these programs, the Company also relocated some of its employees into new or refurbished buildings mostly in 2004, where the real estate cost is significantly higher than in its previous facilities.

Initially, the Company's financial commitments for these real estate locations represented $618,800,000. As at September 30, 2005, the balance outstanding for these commitments, ranging between four and 18 years, was $524,630,000.

These refundable tax credits are calculated at rates of 35% to 40% on salaries paid in Québec, to a maximum of $12,500 to $15,000 per year per eligible employee. These credits on salaries carry certain conditions and the Company must obtain an eligibility certificate from the Québec government annually. Should the Company fail to meet its obligations defined under the current tax credits on salaries programs, a portion of tax credits received would have to be refunded to the Québec government. Any refund made by the Company would be charged to earnings in the corresponding period. No liability has been recorded related to any reimbursement clause as of September 30, 2005.

4. Capital assets

	2005			2004		
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
	$	$	$	$	$ RESTATED	$
Land and buildings	**5,113**	**907**	**4,206**	4,377	538	3,839
Leasehold improvements	**105,779**	**26,858**	**78,921**	107,417	25,411	82,006
Furniture and fixtures	**24,979**	**13,286**	**11,693**	40,507	20,516	19,991
Computer equipment	**60,330**	**38,762**	**21,568**	106,614	68,809	37,805
	196,201	**79,813**	**116,388**	258,915	115,274	143,641

Capital assets include assets acquired under capital leases totaling $3,461,000 (2004 – $4,516,000), net of accumulated amortization of $2,975,000 (2004 – $4,215,000).

The asset retirement obligations pertain to operating leases of office buildings in different locations where certain clauses require premises to be returned to their original state at the end of the lease term. The cost of asset retirement obligations of $2,469,000 was based on the undiscounted expected cash flows of $3,600,000 using a discount rate of 5.78%. The timing of the settlement of these obligations varies between one and 18 years.

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

5. Contract costs

| | 2005 | | | 2004 | | |
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
	$	$	$	$	$	$
Incentives	247,449	103,846	143,603	291,339	97,482	193,857
Transition costs	112,788	27,745	85,043	100,919	16,536	84,383
	360,237	131,591	228,646	392,258	114,018	278,240

6. Finite-life intangibles and other long-term assets

| | 2005 | | |
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
	$	$	$
Internal software	75,088	31,056	44,032
Business solutions	227,214	51,114	176,100
Software licenses	135,991	69,644	66,347
Customer relationships and other	382,111	103,819	278,292
Finite-life intangibles	820,404	255,633	564,771
Financing lease (NOTE 18)			1,788
Deferred financing fees and other			14,083
Other long-term assets			15,871
Total finite-life intangibles and other long-term assets			580,642

| | 2004 | | |
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
	$	$	$
Internal software	72,515	25,549	46,966
Business solutions	226,412	48,286	178,126
Software licenses	142,578	61,878	80,700
Customer relationships and other	346,107	60,763	285,344
Finite-life intangibles	787,612	196,476	591,136
Financing lease			13,121
Investment in an entity subject to significant influence			16,415
Deferred financing fees and other			9,408
Other long-term assets			38,944
Total finite-life intangibles and other long-term assets			630,080

Amortization expense of finite-life intangibles is presented as follows in the consolidated statements of earnings:

	2005	2004	2003
	$	$	$
Internal software	16,731	15,003	11,990
Business solutions	29,129	23,054	11,682
Software licenses	31,653	33,905	28,420
Customer relationships and other	47,536	30,158	20,454
	125,049	102,120	72,546

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

7. Goodwill

The Company has designated September 30 as the date for the annual impairment test. The Company completed its annual goodwill impairment test as of September 30, 2005. Based on the results of this test, no impairment losses were identified.

The variations in goodwill are as follows:

	2005			2004		
	IT SERVICES	BPS	TOTAL	IT SERVICES	BPS	TOTAL
	$	$	$	$	$	$
Balance, beginning of year	1,532,413	295,191	1,827,604	1,056,103	329,415	1,385,518
Acquisitions (NOTE 16)	51,557	619	52,176	556,354	105	556,459
Purchase price adjustments (NOTE 16)	(13,775)	12,269	(1,506)	(9,716)	(1,610)	(11,326)
Disposal of subsidiaries (NOTE 16)	–	(16,152)	(16,152)	(5,693)	(20,640)	(26,333)
Foreign currency translation adjustment	(76,062)	(12,690)	(88,752)	(64,635)	(12,079)	(76,714)
Balance, end of year	1,494,133	279,237	1,773,370	1,532,413	295,191	1,827,604

8. Long-term debt

	2005	2004
	$	$
Senior US unsecured notes, bearing interest at a weighted average rate of 4.97% and repayable by payments of $98,758,500 in 2009, of $100,987,800 in 2011 and $23,184,700 in 2014[1]	222,931	242,669
Unsecured committed revolving term facility[2]	–	221,182
Obligation bearing interest at a rate of 1.60% and repayable in blended monthly instalments maturing in 2008	9,214	–
Balances of purchase price related to business acquisitions, non-interest bearing, repayable in various instalments through 2008. These balances were recorded at their discounted value using a 7% interest rate	7,241	6,108
Obligations under capital leases, bearing interest at a weighted-average rate of 8.11% and repayable in blended monthly instalments maturing at various dates until 2008	2,005	4,296
Other loans bearing interest at a rate of prime plus 1.75%, repayable at various dates until 2006	684	1,277
Share of joint venture's long-term debt		
Secured term loan repayable in blended monthly payments of $540,249, at an interest rate of 3.46%, maturing in 2007[3]	6,965	12,885
Redeemable preferred shares[4]	660	1,403
	249,700	489,820
Current portion	14,899	14,529
	234,801	475,291

[1] The US$192,000,000 private placement financing with US institutional investors is comprised of three tranches of senior unsecured notes maturing in January 2009, 2011 and 2014 and was issued on January 29, 2004 with a weighted average maturity of 6.4 years and a weighted average fixed coupon interest rate of 4.97%.

[2] The Company entered into a five-year unsecured revolving credit facility for an amount of $800,000,000. This agreement comprises a Canadian tranche with a limit of $500,000,000 and a U.S. tranche equivalent to $300,000,000. The interest rate charged is determined by the denomination of the amount drawn. In addition to this revolving credit facility, the Company has available demand lines of credit in the amounts of $27,000,000 and £2,000,000. As at September 30, 2005, an amount of $13,942,000 has been committed against these facilities to cover various letters of credit issued for clients. The credit facilities include covenants which require the Company to maintain certain financial ratios. As of September 30, 2005, these financial ratios were met and no amount had been drawn upon these facilities.

[3] In 2003, one of the Company's joint ventures, which is 49% owned, entered into a $38,639,068 term loan, repayable by blended monthly payments of $1,102,548, maturing in December 2006. In addition, as part of the credit agreement, the joint venture has an unsecured $10,000,000 operating credit facility, to be renewed after 364 days. As at September 30, 2005, there is no amount outstanding under this facility.

[4] The same joint venture entered into a subscription agreement for the issuance of 10,000,000 redeemable preferred shares at the option of the holder under certain conditions. These preferred shares are non-voting and are not entitled to receive dividends. Upon liquidation, dissolution, winding-up of the joint venture (voluntary or involuntary), holders of the preferred shares are entitled to receive for each share, in preference and priority to any dividends of the assets of the joint venture to the common shareholders, an amount equal to: a) $1.00 (issue price) per share plus 4.20% of the issue price, compounded annually; and b) an amount otherwise agreed to from time to time in writing from the joint venture.

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

Principal repayments on long-term debt over the forthcoming years are as follows:

	$
2006	13,653
2007	7,828
2008	3,282
2009	98,759
2010	–
Thereafter	124,173

Minimum capital lease payments are as follows:

	PRINCIPAL	INTEREST	PAYMENT
	$	$	$
2006	1,246	113	1,359
2007	588	27	615
2008	161	5	166
2009	10	–	10
Total minimum capital lease payments	2,005	145	2,150

9. Capital stock

Authorized, an unlimited number without par value:

First preferred shares, carrying one vote per share, ranking prior to second preferred shares, Class A subordinate shares and Class B shares with respect to the payment of dividends;

Second preferred shares, non-voting, ranking prior to Class A subordinate shares and Class B shares with respect to the payment of dividends;

Class A subordinate shares, carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares;

Class B shares, carrying ten votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends, convertible at any time at the option of the holder into Class A subordinate shares.

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

9. Capital stock (continued)

For 2005, 2004 and 2003, the Class A subordinate and the Class B shares changed as follows:

	CLASS A SUBORDINATE SHARES		CLASS B SHARES	
	NUMBER	CARRYING VALUE	NUMBER	CARRYING VALUE
		$		$
Balance, September 30, 2002	339,900,257	1,278,416	40,799,774	54,205
Issued as consideration for business acquisitions (NOTE 16)	19,963,399	140,546	–	–
Conversion[1]	7,027,606	9,337	(7,027,606)	(9,337)
Options exercised[4]	1,345,241	7,464	–	–
Balance, September 30, 2003	368,236,503	1,435,763	33,772,168	44,868
Issued for cash[2]	41,340,625	330,725	–	–
Issued as consideration for business acquisitions (NOTE 16)	136,112	1,020	–	–
Options exercised[4]	1,007,651	7,854	–	–
Balance, September 30, 2004	410,720,891	1,775,362	33,772,168	44,868
Repurchased and cancelled[3]	(14,078,360)	(60,998)	–	–
Repurchased and not cancelled[3]	–	(3,665)	–	–
Options exercised[4]	805,798	7,406	–	–
BALANCE, SEPTEMBER 30, 2005	**397,448,329**	**1,718,105**	**33,772,168**	**44,868**

[1] As part of an agreement on July 24, 2003, entered into by the Majority Shareholders and BCE Inc., 7,027,606 Class B shares with a carrying value of $9,337,000 were converted into an equivalent number of Class A subordinate shares.

[2] On May 3, 2004, the Company issued 41,340,625 Class A subordinate shares to the public and to BCE Inc. for cash proceeds of $330,725,000 before share issue costs of $5,489,000 (net of income tax recoveries of $2,466,000).

[3] On February 1, 2005, the Company announced that its Board of Directors had authorized a share repurchase program under which it may repurchase up to a maximum of 27,834,417 of its Class A subordinate shares for cancellation from February 3, 2005, to February 2, 2006. During 2005, the Company repurchased 14,896,200 Class A subordinate shares for consideration of $116,439,000 including redemption fees in the amount of $261,000. Also during 2005, the Company received and cancelled 28,360 Class A subordinate shares for consideration of $202,000 as a settlement of an account receivable accounted for as part of a 2003 business acquisition. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased in the amount of $51,978,000 was charged to retained earnings. As of September 30, 2005, 846,200 of the repurchased Class A subordinate shares with a carrying value of $3,665,000 were held by the Company and had not been cancelled.

[4] The carrying value of Class A subordinate shares includes $2,855,000 ($2,094,000 in 2004 and $1,013,000 in 2003), which corresponds to a reduction in contributed surplus representing the value of compensation cost associated with the options exercised since inception and the value of exercised options assumed in connection with acquisitions.

10. Stock options, warrants and contributed surplus

A) STOCK OPTIONS

Under the Company's stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the Toronto Stock Exchange ("TSX") on the day preceding the date of the grant. Options generally vest one year from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2005, 41,143,889 Class A subordinate shares have been reserved for issuance under the Stock option plan.

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

The following table presents information concerning all outstanding stock options granted by the Company for the years ended September 30:

	2005		2004		2003	
	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE
		$		$		$
Outstanding, beginning of year	25,537,300	9.20	20,459,515	9.69	20,814,820	10.79
Granted	5,079,636	8.48	7,577,166	7.90	4,600,502	6.24
Exercised	(805,798)	5.61	(1,007,651)	5.61	(1,345,241)	4.82
Forfeited and expired	(3,272,484)	11.60	(1,491,730)	9.71	(3,610,566)	10.18
Outstanding, end of year	26,538,654	8.79	25,537,300	9.20	20,459,515	9.69
Exercisable, end of year	21,308,252	8.89	16,492,063	9.93	15,110,007	10.45

The following table summarizes information about outstanding stock options granted by the Company as at September 30, 2005:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
	$		$		$
1.64 to 2.32	229,824	5	2.23	229,824	2.23
4.37 to 6.98	3,724,788	7	6.18	3,509,270	6.18
7.00 to 7.87	6,680,454	8	7.76	6,634,550	7.76
8.00 to 8.99	11,330,110	8	8.66	6,397,786	8.78
9.05 to 10.96	1,896,199	5	9.91	1,859,543	9.92
11.34 to 14.85	1,117,215	3	13.65	1,117,215	13.65
15.01 to 20.90	1,506,575	4	16.27	1,506,575	16.27
21.45 to 26.03	53,489	4	23.41	53,489	23.41
	26,538,654	7	8.79	21,308,252	8.89

The following table presents the weighted average assumptions used to determine the stock-based compensation expense recorded in cost of services, selling and administrative expenses using the Black-Scholes option pricing model for the years ended September 30:

	2005	2004	2003
Compensation expense ($)	20,554	25,559	8,168
Dividend yield (%)	0.00	0.00	0.00
Expected volatility (%)	45.80	47.40	52.70
Risk-free interest rate (%)	3.92	3.93	4.21
Expected life (YEARS)	5	5	5
Weighted average grant date fair values ($)	3.85	3.68	3.16

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

10. Stock options, warrants and contributed surplus (continued)

B) WARRANTS

In connection with the signing of a strategic outsourcing contract and of a business acquisition in 2001, the Company granted warrants entitling the holders to subscribe to up to 5,118,210 Class A subordinate shares. The exercise prices were determined using the average closing price for Class A subordinate shares at a date and for a number of days around the respective transaction dates. The warrants vest upon signature of the contract or date of business acquisition, and have an exercise period of five years. As at September 30, 2005, there were 5,118,210 warrants issued and outstanding, 4,000,000 of which are exercisable at a price of $6.55 per share and expire April 30, 2006, and the remaining 1,118,210 are exercisable at a price of $8.78 per share expiring June 13, 2006. The fair values of the warrants, totaling $19,655,000, were estimated at their respective grant dates using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.9%, dividend yield of 0.0%, expected volatility of 57.7% and expected life of five years.

In addition to the warrants to purchase up to 5,118,210 Class A subordinate shares referred to above (the "Initial Warrants"), the Company issued to the majority shareholders and BCE Inc. ("BCE"), warrants (the "Pre-emptive Rights Warrants") to subscribe in the aggregate up to 3,865,014 Class A subordinate shares and 697,044 Class B shares pursuant to their pre-emptive rights contained in the articles of incorporation of the Company, with substantially similar terms and conditions as those of the Initial Warrants. The Pre-emptive Rights Warrants may be exercised by BCE and the Majority Shareholders only to the extent that the holders of the Initial Warrants exercise such Initial Warrants. Upon the exercise by BCE of its rights under its Pre-emptive Rights Warrants to subscribe to 140,575 Class B shares, BCE has undertaken to give instructions to the Secretary of the Company upon the exercise of such Warrants, to convert each of such Class B shares into one Class A subordinate share upon their issuance.

Furthermore, subject to regulatory approval, the Company has undertaken in favor of a holder of Initial Warrants to purchase up to 4,000,000 Class A subordinate shares to issue promptly after April 30, 2006 (the "Expiration Date"), replacing warrants (the "Extended Warrants") to purchase Class A subordinate shares equal to the number of Class A subordinate shares not purchased by such holder under the terms of the Initial Warrants on the Expiration Date. The Extended Warrants will have substantially similar terms and conditions as those of the Initial Warrants, except for the exercise price, which will be based upon the closing price of the Class A subordinate shares on the TSX on the date preceding the issuance of the Extended Warrants.

C) CONTRIBUTED SURPLUS

The following table summarizes the contributed surplus activity since September 30, 2002:

	$
Balance, September 30, 2002, as previously reported	3,652
Value of options assumed in connection with acquisitions[1]	11,477
Change in accounting policy – stock-based compensation (NOTE 2)	4,130
Balance, September 30, 2002, restated	19,259
Value of exercised options assumed in connection with acquisitions[1]	(1,013)
Change in accounting policy – stock-based compensation (NOTE 2)	8,168
Balance, September 30, 2003, restated	26,414
Value of exercised options assumed in connection with acquisitions[1]	(2,094)
Change in accounting policy – stock-based compensation (NOTE 2)	25,559
Balance, September 30, 2004, restated	49,879
Value of exercised options assumed in connection with acquisitions	(1,136)
Value of compensation cost associated with exercised options	(1,719)
Fair value of options granted	20,554
BALANCE, SEPTEMBER 30, 2005	**67,578**

[1] The options assumed in connection with acquisitions, which were presented in the Warrants and stock options caption in 2004, have been reclassified in Contributed surplus caption in 2005.

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

11. Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

	2005			2004				2003	
	NET EARNINGS (NUMERATOR)	WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING[1] (DENOMINATOR)	EARNINGS PER SHARE	NET EARNINGS (NUMERATOR)	WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (DENOMINATOR)	EARNINGS PER SHARE	NET EARNINGS (NUMERATOR)	WEIGHTED AVERAGE NUMBER OF SHARE OUTSTANDING (DENOMINATOR)	EARNINGS PER SHARE
	$		$	$		$	$		$
Net earnings	216,488	439,349,210	0.49	194,041	419,510,503	0.46	169,198	395,191,927	0.43
Dilutive options[2]	–	1,077,743	–	–	1,994,835	–	–	1,508,995	–
Dilutive warrants[2]	–	1,146,559	–	–	1,595,014	–	–	764,755	–
Net earnings after assumed conversions	216,488	441,573,512	0.49	194,041	423,100,352	0.46	169,198	397,465,677	0.43

[1] The 14,924,560 Class A subordinate shares repurchased during the year were excluded from the calculation of earnings per share as of the date of repurchase.

[2] The calculation of the dilutive effects excludes all anti-dilutive options and warrants that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 22,140,883 and 13,194,520 for the years ended September 30, 2005 and 2004, respectively. The number of excluded warrants was 2,113,041 for the years ended September 30, 2005 and 2004.

12. Amortization

	2005	2004	2003
	$	$	$
Amortization of capital assets	41,420	46,804	42,332
Amortization of contract costs related to transition costs	14,548	9,633	4,219
Amortization of finite-life intangibles and other long-term assets (NOTE 6)	125,049	102,120	72,546
Impairment of contract costs and finite-life intangibles (NOTE 13)	18,266	4,034	–
	199,283	162,591	119,097
Amortization of contract costs related to incentives (presented as reduction of revenue)	28,314	29,734	27,789
Impairment of contract costs related to incentives (presented as reduction of revenue)	3,336	–	–
	230,933	192,325	146,886

The 2005 contract costs and finite-life intangibles impairment of $18,266,000 is composed of write-offs of $11,932,000 of contract costs and $6,334,000 of finite-life intangibles. The 2005 and 2004 write-offs relate to certain non-performing assets that are no longer expected to provide future value.

13. Sale of right

On June 15, 2005, the Company entered into an alliance ("arrangement") with a financial institution. Under this arrangement, the Company has sold to this financial institution a right to access the Company's Canadian Credit Union ("Credit Union") clients in order to offer them its business solutions in exchange for cash consideration of $13,500,000. A portion of this consideration in the amount of $2,500,000 has been recorded as deferred revenue and will be reversed to earnings upon certain conditions being met. Additional consideration, up to a maximum of $10,000,000, may be received by the Company based on the number of Credit Union clients transitioning to the financial institution's business solutions. The Company will continue to support or provide services to the Credit Unions with its current solutions and methodologies until this transitioning is completed. As a result of the above transaction, contract costs and business solutions relating to the Credit Unions in the amount of $5,106,000 and $4,495,000, respectively, were impaired and included in amortization expense.

Notes to the consolidated financial statements
*Years ended September 30, 2005, 2004 and 2003**(tabular amounts only are in thousands of Canadian dollars, except share data)*

14. Income taxes

The income tax provision is as follows for the years ended September 30:

	2005	2004	2003
	$	$ RESTATED	$ RESTATED
Current	**78,476**	57,615	66,808
Future	**35,650**	55,626	46,249
	114,126	113,241	113,057

The Company's effective income tax rate differs from the combined Canadian statutory tax rate for the following reasons for the years ended September 30:

	2005	2004	2003
	%	% RESTATED	% RESTATED
Canadian statutory tax rate	**31.0**	31.5	33.6
Effect of provincial and foreign tax rate differences	**3.7**	2.1	0.9
Non-deductible stock options	**1.9**	2.9	1.0
Other non-deductible items	**0.3**	0.8	0.8
Benefit arising from investment in subsidiaries	**(3.1)**	(1.9)	–
Valuation allowance relating to tax benefits on losses	**0.1**	0.9	2.5
Other	**0.3**	1.6	1.7
Effective income tax rate	**34.2**	37.9	40.5

Future income taxes are as follows at September 30:

	2005	2004
	$	$
Future income tax assets:		
Accrued integration charges and accounts payable and accrued liabilities	**37,373**	83,254
Tax benefits on losses carried forward	**82,132**	94,039
Accrued compensation	**19,263**	19,000
Allowance for doubtful accounts	**2,241**	6,695
Share issue costs	**2,865**	4,724
Other	**5,574**	6,457
	149,448	214,169
Future income tax liabilities:		
Capital assets, contract costs and finite-life intangibles and other long-term assets	**253,134**	276,223
Work in progress	**28,092**	34,027
Goodwill	**10,699**	3,163
Refundable tax credits on salaries	**32,400**	25,001
Other	**15,043**	17,622
	339,368	356,036
Valuation allowance	**27,507**	32,686
Future income taxes, net	**(217,427)**	(174,553)
Future income taxes are classified as follows:		
Current future income tax assets	**22,118**	79,584
Long-term future income tax assets	**46,601**	101,899
Current future income tax liabilities	**(47,163)**	(68,603)
Long-term future income tax liabilities	**(238,983)**	(287,433)
Future income tax liabilities, net	**(217,427)**	(174,553)

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

At September 30, 2005, the Company had $235,329,000 in non-capital losses carried forward which expire at various dates to 2022. The Company recognized a future tax asset of $82,132,000 on the non-capital losses carried forward and recognized a valuation allowance of $27,507,000 in relation with these losses where their realization is unlikely. Should this valuation allowance be reversed, goodwill would be reduced by approximately $23,049,000 and income tax expense would be reduced of approximately $4,458,000.

In the previous year, the Company reversed its valuation allowance by an amount of $44,707,000 (US$35,375,000) in reduction of the American Management Systems, Incorporated ("AMS") goodwill when it became more likely than not that benefits would be realized.

Foreign earnings of certain of the Company's subsidiaries would be taxed only upon their repatriation to Canada. The Company has not recognized a future tax liability for these retained earnings as management does not expect them to be repatriated. A future tax liability will be recognized when the Company expects that it will recover those undistributed earnings in a taxable matter, such as the sale of the investment or through the receipt of dividends. On remittance, certain countries impose withholding taxes that, subject to certain limitations, are then available for use as tax credits against a federal or provincial income tax liability, if any. Determination of the amount of unrecognized federal and provincial future income tax liability for these retained earnings or foreign tax withholding is not practicable because of the complexities associated with its hypothetical calculation.

15. Costs of services, selling and administrative

Tax credits netted against costs of services, selling and administrative are as follows:

	2005	2004	2003
	$	$ RESTATED	$ RESTATED
Costs of services, selling and administrative	3,218,668	2,739,927	2,247,762
Less: tax credits (NOTE 3)	(67,110)	(62,531)	(65,315)
	3,151,558	2,677,396	2,182,447

16. Investments in subsidiaries and joint ventures

For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

2005 TRANSACTIONS

a) Acquisitions

In 2005, the Company increased its interest in one of its joint ventures and made five acquisitions of which the most significant were the following:

– AGTI Services Conseils Inc. ("AGTI") – On December 1, 2004, the Company purchased the remaining outstanding shares of a Montreal-based information technology consulting enterprise specializing in business and IT consulting, project and change management and productivity improvement. The acquisition was accounted for as a step-by-step purchase. The Company previously held 49% of the outstanding shares of AGTI and accounted for its investment using proportionate consolidation.

– MPI Professionals ("MPI") – On August 10, 2005, the Company acquired substantially all of the assets of MPI. MPI provides management solutions for the financial services sector.

– Silver Oak Partners Inc. ("Silver Oak") – On September 2, 2005, the Company acquired all outstanding shares of Silver Oak. Silver Oak is a leading provider of spend management solutions in both the government and commercial sectors.

The acquisitions were accounted for using the purchase method. The purchase price allocations shown below are preliminary and based on the Company's best estimates. The final purchase price allocations are expected to be completed as soon as the Company's management has gathered all the significant information believed to be available and considered necessary in order to finalize these allocations.

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

16. Investments in subsidiaries and joint ventures (continued)

2005 TRANSACTIONS (CONTINUED)

a) Acquisitions (continued)

	AGTI	OTHER	TOTAL
	$	$	$
Non-cash working capital items	(1,302)	(397)	(1,699)
Capital assets	368	521	889
Internal software	9	17	26
Business solutions	–	7,315	7,315
Customer relationships and other	17,493	7,918	25,411
Goodwill[1]	32,471	19,705	52,176
Future income taxes	(4,561)	(2,272)	(6,833)
	44,478	32,807	77,285
Cash acquired	2,702	2,569	5,271
Net assets acquired	47,180	35,376	82,556
Consideration			
Cash	47,067	26,707	73,774
Holdback payable (discounted)	–	8,450	8,450
Acquisition costs	113	219	332
	47,180	35,376	82,556

[1] Includes $5,649,000 of goodwill deductible for tax purposes.

In connection with the acquisitions completed in 2005, the Company has adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, in the amount of $2,736,000, as well as costs related to the planned termination of certain employees of the acquired businesses performing functions already available through its existing structure in the amount of $1,637,000.

b) Dispositions

On January 25, 2005, the Company disposed of its investment in Nexxlink Technologies Inc. at a price of $6.05 per share for total proceeds of $20,849,000, resulting in a pre-tax gain of $4,216,000. This investment had previously been accounted for using the equity method.

On March 8, 2005, the Company disposed of the principal assets of Keyfacts Entreprises Canada Inc. ("Keyfacts"), a wholly-owned subsidiary of the Company, for proceeds of $3,524,000 with an outstanding balance of sale of $1,000,000. The net assets disposed of included goodwill of $2,082,000. The transaction resulted in a net loss of $1,580,000.

On March 10, 2005, the Company disposed of its US Services to Credit Unions business units and its CyberSuite product line for proceeds of $29,186,000 (US$24,000,000) for which there is a balance of sale of $2,189,000 (US$1,800,000). The net assets disposed of, including goodwill of $14,070,000, resulted in a net loss of $1,419,000. During the year ended September 30, 2005, a sale price adjustment was made which increased the net loss by $296,000 (US$239,000) after $174,000 (US$140,000) of tax effect and reduced the balance of sale by $470,000 (US$379,000).

c) Balance of integration charges

For AMS and COGNICASE Inc. ("Cognicase"), the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities and accrued integration charges and other long-term liabilities are as follows:

	CONSOLIDATION AND CLOSURE OF FACILITIES	SEVERANCE	TOTAL
	$	$	$
BALANCE, OCTOBER 1, 2004	68,977	20,250	89,227
Adjustments to initial provision[1]	7,091	3,230	10,321
Foreign currency translation adjustment	(4,458)	(1,096)	(5,554)
Paid during 2005	(14,492)	(17,190)	(31,682)
BALANCE, SEPTEMBER 30, 2005[2]	57,118	5,194	62,312

[1] Has been recorded as an increase of goodwill.

[2] Of the total balance remaining, $21,596,000 is included in accounts payable and accrued liabilities and $40,716,000 is included in accrued integration charges and other long-term liabilities.

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

2005 TRANSACTIONS (CONTINUED)

d) Modifications to purchase price allocations

The Company modified the purchase price allocation and made adjustments relating to certain business acquisitions resulting in a net decrease of non-cash working capital items and capital assets of $23,080,000 and $1,895,000, respectively, and a net increase of future income tax assets, finite-life intangibles and other long-term assets and cash of $6,227,000, $17,648,000 and $2,606,000, respectively, whereas goodwill decreased by $1,506,000. Also, $12,500,000 of goodwill arising from the acquisition of AMS was reallocated from the IT services line of business to the BPS line of business.

2004 TRANSACTIONS

a) Acquisitions

The Company made the following acquisitions:
– AMS – On May 3, 2004, the Company acquired all outstanding shares of AMS, a business services and IT consulting firm to the government, healthcare, financial services, and communications industries.
– Other – On October 28, 2003, the Company acquired all outstanding shares of Apex Consulting Group Inc, a business service, which provides systems integration and consulting with a focus on business process improvement and new technologies. On January 14, 2004, it also acquired certain assets of GDS & Associates Systems Ltd., which provides systems integration and consulting services to clients primarily within the government sector.

The acquisitions were accounted for using the purchase method. The purchase price allocation shown below is preliminary and based on the Company's best estimates.

	AMS	OTHER	TOTAL
	$	$	$
Non-cash working capital items	(200,439)	(936)	(201,375)
Capital assets	13,475	459	13,934
Internal software	7,129	–	7,129
Business solutions	83,814	–	83,814
Software licenses	7,916	–	7,916
Customer relationships and other	177,800	3,452	181,252
Other long-term assets	3,881	–	3,881
Future income taxes	13,659	12	13,671
Goodwill [1]	549,519	6,940	556,459
Long-term debt	–	(70)	(70)
Accrued integration charges and other long-term liabilities	(72,760)	–	(72,760)
	583,994	9,857	593,851
Cash acquired	616,237	224	616,461
Net assets acquired	1,200,231	10,081	1,210,312
Consideration			
Cash	1,179,156	8,449	1,187,605
Acquisition costs	21,075	612	21,687
Issuance of 136,112 Class A subordinate shares [2]	–	1,020	1,020
	1,200,231	10,081	1,210,312

[1] Includes $35,749,000 of goodwill deductible for tax purposes.
[2] The value of the shares issued as consideration for the business acquisition was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the business combination were agreed to and announced.

In connection with the acquisitions completed in 2004, the Company has adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, in the amount of $43,290,000, as well as costs related to the planned termination of certain employees of the acquired businesses performing functions already available through its existing structure in the amount of $96,981,000.

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

16. Investments in subsidiaries and joint ventures (continued)

2004 TRANSACTIONS (CONTINUED)

b) Dispositions

– The Company sold the assets related to the information services to the banking and investment group, one of the divisions presented in the discontinued operations (see Note 17), for cash consideration of $47,000,000, which resulted in a gain on sale of $11,217,000 after tax and goodwill reduction of $20,355,000.

– The Company sold three other divisions which were classified as discontinued operations for total consideration of $40,350,000, which is comprised of cash consideration of $17,560,000, a balance of sale of $6,000,000, an interest-bearing note of $2,750,000, an assumption of liabilities of $540,000 and $13,500,000 of shares of Nexxlink Technologies Inc. These transactions resulted in a loss of approximately $1,400,000.

– The Company sold its interest in a joint venture and non-significant assets for cash consideration of $4,260,000, net of $4,235,000 of cash disposed. These transactions resulted in a nominal gain.

c) Balance of integration charges

For AMS and Cognicase, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities and accrued integration charges and other long-term liabilities are as follows:

	CONSOLIDATION AND CLOSURE OF FACILITIES	SEVERANCE	TOTAL
	$	$	$
BALANCE, OCTOBER 1, 2003	41,029	9,580	50,609
New integration charges	43,102	96,360	139,462
Adjustments to initial provision [1]	678	(5,963)	(5,285)
Foreign currency translation adjustment	(3,028)	(6,817)	(9,845)
Paid during 2004	(12,804)	(72,910)	(85,714)
BALANCE, SEPTEMBER 30, 2004 [2]	68,977	20,250	89,227

[1] Has been recorded as a reduction of goodwill.

[2] Of the total balance remaining, $37,631,000 is included in accounts payable and accrued liabilities and $51,596,000 is included in accrued integration charges and other long-term liabilities.

d) Modifications to purchase price allocation

The Company modified the purchase price allocations and made adjustments relating to certain business acquisitions resulting in a net decrease of goodwill of $11,326,000 and a net increase of non-cash working capital items, future income taxes and cash of $8,058,000, $115,000 and $3,153,000, respectively.

2003 TRANSACTIONS

a) Acquisitions

The Company made the following acquisitions:

– Underwriters Adjustment Bureau Ltd. ("UAB") – Effective January 1, 2003, the Company acquired all the outstanding shares of UAB, a provider of claims management, underwriting and actuarial services for the property and casualty insurance industry.

– Cognicase – The Company acquired from January 13, 2003, through February 25, 2003, all outstanding shares of Cognicase. At the option of the holder, the Company offered for each share of Cognicase $4.50 cash or 0.6311 Class A subordinate shares of the Company, or a combination thereof. Cognicase provided solutions including the implementation of e-business solutions, ASP services, re-engineering of existing applications for e-business, technology configuration management, as well as project management and business process improvement consulting services.

– Other – The Company acquired all the assets of INSpire Insurance Solutions Inc., which provides claims and policy administration outsourcing services as well as software and consulting services, and all the outstanding shares of ProjExpert Conseillers en Gestion et Informatique Inc., a consulting company specializing in the implementation of enterprise resource planning systems, on December 2, 2002, and January 1, 2003, respectively. Furthermore, the Company acquired all the outstanding shares of Cornerstone Project Management Group Inc., a provider of project management and consulting services in the government, healthcare and financial services sectors on January 30, 2003, and increased its interest in one of its joint ventures.

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

2003 TRANSACTIONS (CONTINUED)

a) Acquisitions (continued)

In connection with these acquisitions, the Company has adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, as well as costs related to the planned termination of certain employees of the acquired businesses performing functions already available through its existing structure. The Company also planned to divest from certain activities which are not part of the Company's core business.

These restructuring and integration plans involved costs related to the planned abandonment of numerous real estate leases, located in Canada and the United States for a total amount of approximately $49,600,000. These plans also provided for severance costs related to the termination of various groups of employees working mostly as consultants and project managers, along with finance and administration personnel located throughout Canada and the United States, of approximately $34,700,000.

The acquisitions were accounted for using the purchase method, and the preliminary purchase price allocation is as follows:

	UAB	COGNICASE	OTHER	TOTAL
	$	$	$	$
Non-cash working capital items	7,818	(113,299)	(4,910)	(110,391)
Capital assets	6,855	31,283	1,233	39,371
Internal software	1,506	6,304	–	7,810
Business solutions	–	34,285	1,614	35,899
Software licenses	–	109	–	109
Customer relationships and other	15,000	87,722	1,207	103,929
Other long-term assets	–	4,577	–	4,577
Future income taxes	(1,388)	(7,468)	(153)	(9,009)
Goodwill[1]	33,818	323,307	9,795	366,920
Pension cost	(4,500)	–	–	(4,500)
Assumption of long-term debt	(1,073)	(60,903)	(215)	(62,191)
	58,036	305,917	8,571	372,524
Cash acquired	(3,967)	23,495	5,954	25,482
Net assets acquired	54,069	329,412	14,525	398,006
Consideration				
Cash	53,000	180,154	12,891	246,045
Acquisition costs	1,069	9,512	834	11,415
Issuance of 19,850,245 Class A subordinate shares[2]	–	139,746	–	139,746
Issuance of 113,154 Class A subordinate shares[2]	–	–	800	800
	54,069	329,412	14,525	398,006

[1] Includes $4,670,000 of goodwill deductible for tax purposes.

[2] The value of the shares issued as consideration for the business acquisition was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the business combination were agreed to and announced.

b) Dispositions

The Company sold two subsidiaries previously owned by Cognicase for a non significant cash consideration.

c) Balance of integration charges

For Cognicase, the components of the integration charges included in accounts payable and accrued liabilities and accrued integration charges and other long-term liabilities related to the business acquisition are as follows:

	CONSOLIDATION AND CLOSURE OF FACILITIES	SEVERANCE	TOTAL
	$	$	$
BALANCE, OCTOBER 1, 2002	–	–	–
New integration charges	47,422	30,404	77,826
Paid during 2003	(6,393)	(20,824)	(27,217)
BALANCE, SEPTEMBER 30, 2003[1]	41,029	9,580	50,609

[1] Of the total balance remaining, $19,499,000 is included in accounts payable and accrued liabilities and $31,110,000 is included in accrued integration charges and other long-term liabilities.

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

16. Investments in subsidiaries and joint ventures (continued)

2003 TRANSACTIONS (CONTINUED)

d) Modifications to purchase price allocations

The Company modified the purchase price allocations and made adjustments relating to certain business acquisitions resulting in a net decrease of goodwill, future income tax liabilities, income tax liabilities and accounts payable and accrued liabilities of $3,248,000, $143,000, $659,000 and $2,028,000, respectively, a net increase of finite-life intangibles and other long-term assets of $1,478,000 and a cash consideration paid of $1,060,000.

17. Discontinued operations and assets held for sale

In 2005 and 2004, the Company formally adopted plans to divest of certain activities acquired from previous transactions which were not related to its core business and which included six divisions (see Note 16).

2005 TRANSACTIONS

In 2005, the Company formally adopted a plan to divest from certain activities which were not in line with the Company's strategy. On March 8, 2005, the Company disposed of the principal assets of Keyfacts Entreprises Canada Inc. ("Keyfacts"), a wholly-owned subsidiary of the Company. Keyfacts is a provider of information search and retrieval services for investigative purposes.

   Also, on March 10, 2005, the Company disposed of its US Services to Credit Unions business unit and its CyberSuite product line. US Services to Credit Unions is a provider of core processing for credit unions in the United States.

2004 TRANSACTIONS

In 2004, the Company disposed of four divisions. One of the divisions' activities consists mainly of sales of integrated management system software package suites ("Enterprise Resource Planning or ERP") and related services targeted to municipalities, healthcare bodies, as well as manufacturing and distribution companies. The second division's activities consist mainly of providing installation and technical services for mid-range and micro computer systems and automated teller machines. The third division's activities consist mainly of supplying high-quality PC-based power engineering software applications and the last division's activities consist mainly of providing information services to banking and investment groups.

   The following table presents summarized financial information related to discontinued operations:

	2005	2004	2003
	$	$	$
Revenue	17,495	77,930	125,170
Operating expenses	12,585	56,955	113,783
Amortization	610	3,708	6,591
Earnings before income taxes	4,300	17,267	4,796
Income taxes	7,510	8,612	1,713
Net (loss) gain from discontinued operations	(3,210)	8,655	3,083
Net cash provided by operating activities	759	2,924	7,348
Net cash provided by (used in) investing activities	–	1,174	(585)
Net cash used in financing activities	–	(30)	(589)
Net cash and cash equivalents provided by discontinued operations	759	4,068	6,174

Discontinued operations were included in the BPS segment in 2005 and in both BPS and IT segments in 2004. As at September 30, 2005, operating expenses from discontinued operations were reduced by pre-tax gains from disposal of $5,012,000 ($17,267,000 in 2004). Also, the income tax expense does not bear a normal relation to earnings before income taxes since the sale included goodwill of $16,152,000 which had no tax basis ($23,658,000 in 2004).

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

18. Joint ventures: supplementary information

The Company's proportionate share of its joint venture investees' operations included in the consolidated financial statements is as follows:

	2005	2004
	$	$
BALANCE SHEETS		
Current assets	53,559	67,122
Non-current assets	19,429	46,158
Current liabilities	29,069	33,639
Non-current liabilities	7,226	47,774

	2005	2004	2003
	$	$	$
STATEMENTS OF EARNINGS			
Revenue	86,916	138,570	189,693
Expenses	78,011	129,923	182,268
Net earnings	8,905	8,647	7,425
STATEMENTS OF CASH FLOWS			
Cash provided by (used in):			
Operating activities	28,634	5,247	5,673
Investing activities	(23,205)	(17,008)	(49,169)
Financing activities	8,147	599	46,031

FINANCING LEASE

On November 1, 2002, one of the Company's joint ventures, acting as the lessor, entered into a 50-month lease agreement for the information system and technology assets, as part of an existing outsourcing contract with one of its major clients. This agreement was accounted for as a direct financing lease. As at September 30, 2005, an amount of $12,434,000, representing the current portion, is included in prepaid expenses and other current assets, and the remaining $1,788,000 is included in finite-life intangibles and other long-term assets. The effective interest rate of the lease agreement is 5.02% and the net investment is $14,222,000 as of September 30, 2005.

19. Supplementary cash flow information

a) Net change in non-cash working capital items is as follows for the years ended September 30:

	2005	2004	2003
	$	$	$
Accounts receivable	62,687	41,151	(27,060)
Work in progress	(1,150)	(25,211)	(1,288)
Prepaid expenses and other current assets	13,921	1,238	(4,682)
Accounts payable and accrued liabilities	(89,503)	(96,537)	(83,190)
Accrued compensation	(3,601)	(39,143)	21,969
Deferred revenue	13,519	16,892	(20,426)
Income taxes	(6,449)	(109,766)	5,888
	(10,576)	(211,376)	(108,789)

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

19. Supplementary cash flow information (continued)

b) Non-cash operating, investing and financing activities related to continuing operations are as follows for the years ended September 30:

	2005	2004	2003
	$	$	$
Operating activities			
Accounts payable and accrued liabilities	7,185	–	–
Accrued integration charges and other long-term liabilities	–	7,583	1,502
	7,185	7,583	1,502
Investing activities			
Business acquisitions (NOTE 16)	–	(1,020)	(140,546)
Proceeds from sale of assets and businesses (NOTE 16)	–	13,500	–
Purchase of capital assets	–	(1,393)	–
Contract costs	–	(7,583)	(1,502)
Decrease (increase) in finite-life intangibles and other long-term assets (NOTE 16)	(11,050)	(13,500)	–
	(11,050)	(9,996)	(142,048)
Financing activities			
Increase in obligations under capital leases	11,050	1,393	–
Issuance of shares (NOTE 9)	–	1,020	140,546
Repurchase of Class A subordinate shares	(7,185)	–	–
	3,865	2,413	140,546

c) Interest paid and income taxes paid are as follows for the years ended September 30:

	2005	2004	2003
	$	$	$
Interest paid	17,965	21,477	9,293
Income taxes paid	66,534	143,405	66,526

20. Segmented information

The Company has two lines of business ("LOB"): IT services and BPS.

The focus of these LOBs is as follows:

– The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients worldwide. The professionals and facilities in India and Canada also serve the United States and foreign-based clients as an integral part of their off-shore and nearshore delivery model.

– The BPS LOB provides a full spectrum of business process services to its client base. Its services include business processing for the financial services sector, as well as other services such as payroll and document management services.

The following presents information on the Company's operations based on its management structure:

				2005
	IT SERVICES	BPS	CORPORATE	TOTAL
	$	$	$	$
Revenue	3,239,656	446,330	–	3,685,986
Earnings (loss) before interest, other income, gain on sale of investment in an entity subject to significant influence, entity subject to significant influence, income taxes and discontinued operations[1]	360,379	70,401	(84,635)	346,145
Total assets	2,950,840	664,172	371,647	3,986,659

[1] Amortization expense included in IT services, BPS and Corporate is $191,002,000, $30,921,000 and $9,010,000, respectively, as at September 30, 2005.

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

	IT SERVICES	BPS	CORPORATE	2004 TOTAL
	$	$ RESTATED	$	$
Revenue	2,721,306	428,764	–	3,150,070
Earnings (loss) before interest, other income, entity subject to significant influence, income taxes and discontinued operations[1]	326,043	72,394	(88,354)	310,083
Total assets	3,304,918	687,680	323,917	4,316,515

[1] Amortization expense included in IT services, BPS and Corporate is $168,931,000, $15,904,000 and $7,490,000, respectively, for the year ended September 30, 2004.

	IT SERVICES	BPS	CORPORATE	2003 TOTAL
	$	$ RESTATED	$	$
Revenue	2,182,568	407,337	–	2,589,905
Earnings (loss) before interest, other income, entity subject to significant influence, income taxes and discontinued operations[1]	289,409	69,853	(70,901)	288,361
Total assets	2,263,013	665,564	208,106	3,136,683

[1] Amortization expense included in IT services, BPS and Corporate is $129,201,000, $13,934,000 and $3,751,000, respectively, for the year ended September 30, 2003.

	2005	2004
	$	$ RESTATED
Capital assets		
IT services	71,170	98,580
BPS	15,118	19,236
Corporate	30,100	25,825
	116,388	143,641

The accounting policies of each segment are the same as those described in the summary of significant accounting policies (see Note 2). The figures are presented net of intersegment sales and transfers, which are priced as if the sales or transfers were to third parties.

Geographic information
The following table sets out certain geographic market information based on client's location.

	2005	2004	2003
	$	$ RESTATED	$ RESTATED
Revenue			
Canada	2,235,465	2,161,818	2,024,901
United States	1,171,072	797,411	432,256
Europe and Asia Pacific	279,449	190,841	132,748
	3,685,986	3,150,070	2,589,905

Capital assets and goodwill are not disclosed by geographic areas as this financial information is not used to produce the general-purpose financial statements. All the Company's business units share the capital asset infrastructure. Providing geographic information for capital assets and goodwill is therefore impracticable.

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

21. Related party transactions

In the normal course of business, the Company is party to contracts with certain subsidiaries and affiliated companies of BCE (a share-holder), pursuant to which the Company is its preferred IT supplier. BCE exercises significant influence over the Company's operating, financing and investing activities through its 29.75% (2004 – 28.86%) ownership interest and through the business volume originating from BCE, together with its subsidiaries and affiliates.

Transactions and resulting balances, which were measured at commercial rate (exchange amount), are presented below:

	2005	2004	2003
	$	$	$
Revenue	526,935	516,968	500,068
Purchase of services	121,184	99,881	91,471
Accounts receivable	21,632	16,730	21,659
Work in progress	14,209	5,894	1,123
Contract costs	14,103	17,916	21,373
Accounts payable and accrued liabilities	1,018	8,343	5,161
Deferred revenue	1,978	1,249	1,330

During the year, the Company disposed of its investment in Nexxlink Technologies Inc. (see Note 16). This investment was sold to BCE pursuant to a public tender offering and accounted for at the exchange amount.

In the normal course of business, the Company is also party to contracts with Innovapost, a joint venture, pursuant to which the Company is its preferred IT supplier. The Company exercises significant influence over Innovapost's operating, financing and investing activities through its 49% ownership interest.

Transactions and resulting balances, which were measured at commercial rate (exchange amount), are presented below:

	2005	2004	2003
	$	$	$
Revenue	102,699	94,607	62,653
Accounts receivable	4,112	3,622	5,086
Work in progress	1,290	1,988	361
Prepaid expenses and other current assets	2,019	1,815	–
Contract costs	17,301	19,696	21,989
Accounts payable and accrued liabilities	1,254	1,113	227
Deferred revenue	–	946	2,125
Other long-term liabilities	–	–	4,463

During the year, the Company incurred a general and administrative expense in the amount of $2,505,000 with a Company owned by one of its directors. The transaction was incurred in the normal course of operations and measured at the commercial rate (exchange amount).

22. Employee future benefits

Generally, the Company does not offer pension plan or postretirement benefits to its employees with the exception of the following:

UAB maintained a post-employment benefits plan to cover the former UAB retired employees. The post-employment benefits liability totaled $6,584,000 and $7,206,000, as at September 30, 2005 and 2004. There was no related expense for the years ended September 30, 2005 and 2004, and approximately $638,000 for the year ended September 30, 2003, included in cost of services, selling and administrative.

With the acquisition of AMS, the Company assumed defined contribution pension plans. Total pension plan expense for the year ended September 30, 2005, was approximately $5,373,000 and $2,059,000 in 2004.

The Company maintains a 401(k) defined contribution plan covering substantially all U.S. employees. The Company matches employee's contributions to a maximum of $1,000 per year. For the years ended September 30, 2005, 2004 and 2003, the amounts of the Company's contributions were $5,634,000, $2,784,000 and $1,992,000, respectively.

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

23. Commitments and contingencies

A) COMMITMENTS

At September 30, 2005, the Company is committed under the terms of operating leases with various expiration dates, primarily for rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $1,188,331,000. Minimum lease payments due in the next five years are as follows:

	$
2006	193,523
2007	155,421
2008	117,812
2009	95,561
2010	88,933

The Company concluded six long-term service agreements representing a total commitment of $106,158,000. Minimum payments under these agreements due in each of the next five years are as follows:

	$
2006	38,081
2007	50,134
2008	10,109
2009	6,257
2010	1,577

B) CONTINGENCIES

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse impact on the Company's financial position, results of operations, or the ability to carry on any of its business activities.

24. Guarantees

SALE OF ASSETS AND BUSINESS DIVESTITURES

In the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $80,500,000 in total, many do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2005. The Company does not expect to incur any potential payment in connection with these guarantees which will have a materially adverse effect on its consolidated financial statements.

U.S. GOVERNMENT CONTRACTS

The Company is engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether the Company's operations are being conducted in accordance with these requirements. Generally, the government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

24. Guarantees (continued)

OTHER TRANSACTIONS

In the normal course of business, the Company may provide certain clients, principally governmental entities, with financial performance guarantees, which are generally backed by surety bonds. In general, the Company would only be liable for the amount of these guarantees in the event of default in the performance of its obligations, the probability of which is remote in management's opinion. As at September 30, 2005, the Company has US$47,800,000 and $2,900,000 outstanding surety bonds relating to these performance guarantees. The Company believes it is in compliance with its performance obligations under all service contracts for which there is a financial performance guarantee, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on the Company's consolidated results of operations or financial position.

The Company is the guarantor of a US$3,000,000 letter of credit issued by a client. In the event that the client defaults on payments owed to a supplier, and the supplier draws upon the letter of credit for payment, the Company may be called upon to reimburse the amounts drawn up to a maximum of US$3,000,000. This guarantee is in effect until April 2006. As at September 30, 2005, no amount has been drawn upon the letter of credit and no amount has been accrued in the consolidated balance sheets relating to this guarantee.

25. Financial instruments

The Company periodically uses various financial instruments to manage its exposure to foreign currency risk, but does not hold or issue such financial instruments for trading purposes.

FAIR VALUE

At September 30, 2005 and 2004, the estimated fair values of cash and cash equivalents, accounts receivable, work in progress and accounts payable and accrued liabilities approximate their respective carrying values.

The estimated fair values of long-term debt, with exception of Senior US unsecured notes, and obligations under capital leases are not significantly different from their respective carrying values at September 30, 2005 and 2004.

The fair value of Senior US unsecured notes, estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions, is $215,982,000.

INTEREST RATE RISK

The Company is exposed to interest rate risk on a portion of its long-term debt and does not currently hold any financial instruments that mitigate this risk. Management does not believe that this risk is significant since no amount had been drawn upon the credit facilities.

CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash equivalents and accounts receivable. The cash equivalents consist mainly of short-term money market deposits. The Company has deposited the cash equivalents with reputable financial institutions, from which management believes the risk of loss to be remote. The Company has accounts receivable from clients engaged in various industries including governmental agencies, finance, telecommunications, manufacturing and utilities, and are not concentrated in any specific geographic area. These specific industries may be affected by economic factors which may impact accounts receivable. Management does not believe that any single industry or geographic region represents significant credit risk. Credit risk concentration with respect to trade receivables is limited due to the Company's large client base. Furthermore, as described in Note 21, the Company generates a significant portion of its revenue from a shareholder's subsidiaries and affiliates.

CURRENCY RISK

The Company operates internationally and is exposed to risks from changes in foreign currency rates. The Company mitigates this risk principally through foreign debt and forward contracts. During 2004, the Company designated its US$192,000,000 Senior US unsecured notes as the hedging instrument for a part of the Company's net investment in self-sustaining foreign subsidiaries for which foreign currency translation gains or losses have been recorded under foreign currency translation adjustment. Realized or unrealized gains or losses on financial instruments have also been recorded under the same caption, as they qualify for hedge accounting. There were no outstanding forward contracts as at September 30, 2005 and 2004 (US$15,000,000 as at September 30, 2003). Realized and unrealized foreign exchange gains and losses in relation to forward contracts for each of the years in the three-year period ended September 30, 2005, were not significant.

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

The consolidated balance sheet includes significant foreign financial assets as cash and accounts receivable as well as significant foreign financial liabilities as accounts payables and accrued liabilities of $116,238,000, $173,686,000 and $162,167,000, respectively, as of September 30, 2005 ($122,186,000, $217,167,000 and $194,373,000, respectively, as of September 30, 2004).

26. Reconciliation of results reported in accordance with Canadian GAAP to US GAAP

The material differences between Canadian and US GAAP affecting the Company's consolidated financial statements are detailed as follows:
Reconciliation of net earnings:

	2005	2004	2003
	$	$	$
Net earnings – Canadian GAAP	216,488	194,041	169,198
Adjustments for:			
Stock-based compensation [I]	20,554	25,559	8,168
Warrants [II]	1,405	1,405	1,405
Unearned compensation [III]	-	(794)	(1,450)
Other	(665)	(1,999)	(4,028)
Net earnings – US GAAP	237,782	218,212	173,293
Basic and diluted EPS – US GAAP	0.54	0.52	0.44
Reconciliation of shareholders' equity:			
Shareholders' equity – Canadian GAAP	2,494,690	2,461,862	1,979,403
Adjustments for:			
Stock-based compensation [I]	58,411	37,857	12,298
Warrants [II]	(6,480)	(7,885)	(9,290)
Unearned compensation [III]	(3,694)	(3,694)	(3,694)
Integration costs [IV]	(6,606)	(6,606)	(6,606)
Goodwill [V]	28,078	28,078	28,078
Adjustment for change in accounting policy [VI]	9,715	9,715	9,715
Other	(9,463)	(8,798)	(6,799)
Shareholders' equity – US GAAP	2,564,651	2,510,529	2,003,105

(I) Stock-based compensation
Under Canadian GAAP, stock-based employee compensation was accounted for using the fair value-based method beginning October 1, 2004, as required by CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Under US GAAP, the Statement of Financial Accounting Standard ("SFAS") No. 123 (revised 2004), "Share-Based Payment", does not require adoption of this standard until fiscal years beginning on or after June 15, 2005. Rather, SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure", requires pro-forma disclosure of net earnings, and basic and diluted earnings per share, assuming that the fair value-based method of accounting had been applied from the date that SFAS No. 123, "Accounting for Stock-Based Compensation", was adopted. For the year ended September 30, 2005, pro-forma net earnings and pro-forma basic and diluted earnings per share under US GAAP are $217,228,000 and $0.49 ($192,653,000 and $0.46 and $165,125,000 and $0.42, respectively, for the years ended September 30, 2004 and 2003).

(II) Warrants
Under Canadian GAAP, the fair value of warrants issued in connection with long-term outsourcing contracts is recorded as contract costs and amortized on a straight-line basis over the initial contract term. Under US GAAP, the fair value of equity instruments issued was subtracted from the initial proceeds received in determining revenue. The 2005, 2004 and 2003 adjustments reflect the reversal of contract cost amortization, net of income taxes, which is included as a reduction to Canadian GAAP consolidated net earnings.

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

26. Reconciliation of results reported in accordance with Canadian GAAP to US GAAP (continued)

(III) Unearned compensation
Under Canadian GAAP, prior to July 1, 2001, unvested stock options granted as a result of a business combination were not recorded. The adjustment reflects the intrinsic value of unvested stock options (see (v) below) that would have been recorded as a separate component of shareholders' equity for US GAAP purposes. This unearned compensation was amortized over approximately three years, being the estimated remaining future vesting service period.

(IV) Integration costs
Under Canadian GAAP, prior to January 1, 2001, certain restructuring costs relating to the purchaser may be recognized in the purchase price allocation when accounting for business combinations, subject to certain conditions. Under US GAAP, only costs relating directly to the acquired business may be considered in the purchase price allocation. The adjustment represents the charge to consolidated net earnings, net of goodwill amortization in 2001, recorded for Canadian GAAP purposes and net of income taxes.

(v) Goodwill
The goodwill adjustment to shareholders' equity results principally from the difference in the value assigned to stock options issued to IMRglobal employees. Under Canadian GAAP, the fair value of outstanding vested stock options is recorded as part of the purchase price allocation whereas under US GAAP, the fair value of both vested and unvested outstanding stock options granted as a result of the business acquisition is recorded. See (III) above for a further discussion relating to this item.

(VI) Income taxes and adjustment for change in accounting policy
On October 1, 1999, the Company adopted the recommendations of CICA Handbook Section 3465, "Income taxes". The recommendations of Section 3465 are similar to the provisions of SFAS No. 109, "Accounting for Income Taxes", issued by the Financial Accounting Standards Board ("FASB"). Upon the implementation of Section 3465, the Company recorded an adjustment to reflect the difference between the assigned value and the tax basis of assets acquired in a business combination, which resulted in future income tax liabilities; the Company recorded this amount through a reduction of retained earnings as part of the cumulative adjustment. Under US GAAP, this amount would have been reflected as additional goodwill.

(VII) Comprehensive income
Cumulative other comprehensive income is comprised solely of foreign currency translation adjustments which result from the process of translating the financial statements of foreign subsidiaries.

The following table represents comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income":

	2005 $	2004 $	2003 $
Net earnings – US GAAP	**237,782**	218,212	173,293
Other comprehensive income:			
Foreign currency translation adjustment	**(92,124)**	(69,157)	(123,768)
Comprehensive income	**145,658**	149,055	49,525

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

(viii) Proportionate consolidation
The proportionate consolidation method is used to account for interests in joint ventures. Under US GAAP, entities in which the Company owns a majority of the share capital would be fully consolidated and those which are less than majority-owned, but over which the Company exercises significant influence, would be accounted for using the equity method. This would result in reclassifications in the consolidated balance sheets and statements of earnings as at September 30, 2005 and 2004, and for each of the years in the three-year period ended September 30, 2005. However, the differences in the case of majority-owned joint ventures were not considered material and have consequently not been presented (see Note 18). In accordance with practices prescribed by the U.S. Securities and Exchange Commission ("SEC"), the Company has elected, for the purpose of this reconciliation, to account for interests in joint ventures using the proportionate consolidation method.

(ix) Share issue costs
As permitted under Canadian GAAP, the Company's share issue costs are charged to retained earnings. For US GAAP purposes, share issue costs are recorded as a reduction of the proceeds raised from the issuance of capital stock.

(x) Recent and future accounting changes
In May 2005, the FASB issued Statement 154, "Accounting Changes and Error Corrections", which changes the requirements for the accounting and reporting of a change in accounting principles and requires that changes in accounting principle be retrospectively applied. Statement 154 applies to all voluntary changes in accounting principles as well as to changes required by an accounting pronouncement that does not include specific transition provisions. The adoption of SFAS No. 154 is required for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In December 2004, the FASB issued No. 123R, "Share-Based Payment", which requires Companies to recognize the fair value of share-based payment arrangements in their financial statements. While Canadian companies have been required by Handbook Section 3870, "Accounting for Stock-Based Compensation and Other Stock-Based Payments", to recognize the fair value of stock-based compensation in their income statements since January 1, 2004, the SFAS 123R fair value model is different from that of Section 3870. The adoption of SFAS 123R is required beginning on or after June 15, 2005. The Company is evaluating the impact of the adoption of this new section on the consolidated financial statements.

27. Subsequent event

On October 26, 2005, the Company reached an agreement to sell a large portion of its electronic switching services for proceeds of $28,000,000, subject to adjustment. The transaction will close when all required approvals are obtained by the Company.

Committed to our communities

Corporate social responsibility

For 30 years, we have been committed to the success and growth of our stakeholders. Since their needs are interrelated, we are convinced that they all benefit from socially responsible behavior that balances their long-term interests.

This extends to the communities where our clients, our members and our shareholders live and work. Acting as a responsible corporate citizen has been embedded into our company culture, our management philosophy and our operations right from the start and is best expressed by one of our six core values:

"Our business model is designed to ensure that we are close to our clients and our communities. We embrace our social responsibilities and contribute to the overall development of the communities in which we live and work."

Our business model, which is anchored on client proximity and organizes operations around local offices, enables us to fully embrace our social responsibilities. By being close to their communities, our members can choose the best way in which they and CGI can contribute to the interests of their own communities.

We embrace our social responsibility first and foremost by building long-term partnerships with our three stakeholders. We achieve this by fostering a climate of open communications, measuring their satisfaction regularly and ensuring that we continuously improve.

To contribute to the economic, social and cultural development of CGI communities, we invest in community organizations through donations, sponsorships and pro-bono activities. Our community investments typically represent 1% of our pre-tax earnings and are directed to a broad spectrum of charitable and other non-profit organizations. We also remain highly committed to pursuing partnerships with universities and invest close to 20% of our donations in research programs at various universities.

We encourage and support our members to play an active role in the life of all CGI communities. Examples abound, and whether our members volunteer to mentor students in elementary schools in the Greater Washington area, participate in the spring cleaning of the Mount Royal Park in Montreal, collect stuffed animals for the young patients of Boston's Children's Hospital, develop and provide charitable organizations in the Ottawa area with a pro-bono Event Registration and Donation System, participate in a bike ride between Kraków and Warsaw to raise money for nursing homes or take part in back-to-school programs that encourage students to pursue their studies, they make a difference in their communities. We are proud of their commitment.

In fiscal 2005, we contributed over three million dollars through donations and sponsorships to hundreds of community organizations. Since the year was marked by many unfortunate natural disasters, we also contributed to the relief efforts following the tsunami in South East Asia and following Hurricane Katrina in the Southern United States, among others. We thus donated over $150,000 to the Canadian and American Red Cross organizations to help the victims of these disasters. Many of our members also contributed financially to the relief efforts by raising funds in their communities. In addition to financial contributions, members of our India team went to some of the areas affected by the tsunami and personally distributed food and clothing that had been collected by CGI members.

We are proud to say that, for the first time, CGI and its members exceeded the one million dollar mark in contributions to the Centraide/United Way campaigns throughout Canada, earning CGI a spot on United Way's "Thanks a Million" top contributors list.

We also contributed to the success of the XI World Championships of the *Fédération internationale de natation* (FINA), the world's largest aquatic competition held this past July in Montreal, through a sponsorship and by providing FINA with IT services.

Additionally, we also believe in doing our part to create a sustainable and improved environment through responsible and environmentally-oriented operating practices. While our operations have a low environmental impact, we nonetheless encourage efforts to conserve energy and water and reduce waste while using recycled materials when possible. We also believe that our client-proximity business model can help improve the quality of the environment: by being close to our clients and by providing our members with communication technologies such as video conferencing, our members can choose to travel less and help reduce travel-related pollution.

As we continue to win and grow, our commitment to being socially responsible continues to grow as well, thus making us a proud partner of the development of the communities in which we live and work.

Board of Directors

Claude Boivin [A, C]
Director since 1993
Lead Director and
Chair of the Corporate
Governance Committee, CGI
Director of Companies

Jean Brassard
Director since 1978
Vice-Chairman of the Board, CGI
Director of Companies

Claude Chamberland [B]
Director since 1998
Director of Companies

Robert Chevrier [A]
Director since 2003
President, Roche Management Co. Inc.

Paule Doré
Director since 1995
Executive Vice-President and
Chief Corporate Officer, and
Secretary, CGI

Serge Godin
Director since 1976
Chairman of the Board and
Chief Executive Officer, CGI

Lawson A.W. Hunter [C]
Director since 2005
Executive Vice-President and
Chief Corporate Officer,
BCE Inc. and Bell Canada

André Imbeau
Director since 1976
Executive Vice-President and
Chief Financial Officer, and
Treasurer, CGI

David L. Johnston [B]
Director since 1995
Chair of the Human
Resources Committee, CGI
President and Vice-Chancellor,
University of Waterloo

Eileen A. Mercier [A]
Director since 1996
Chair of the Audit and Risk
Management Committee, CGI
Director of Companies

Michael J. Sabia
Director since 2003
President and
Chief Executive Officer, BCE Inc.
Chief Executive Officer, Bell Canada

C. Wesley M. Scott [B]
Director since 2001
Director of Companies

Gerald T. Squire [C]
Director since 2003
Director of Companies

Robert Tessier [C]
Director since 2003
President and Chief Executive Officer
Gaz Métro Limited Partnership

A Member of the Audit and Risk Management Committee
B Member of the Human Resources Committee
C Member of the Corporate Governance Committee

International Advisory Council

The International Advisory Council's role is to provide CGI's management team with strategic counsel toward the Company's vision of becoming a world-class IT and business process services leader. Council members are chosen for their track record as leaders of global corporations as well as their knowledge of CGI's selected economic sectors and geographic markets, namely the United States, Europe, Canada and the Asia Pacific region.

The Council acts as an advisor for CGI's development around the world, helping it better understand business needs, different cultures and business practices, as well as developing trends.

Jacques Bougie
Chairman of the
International Advisory Council
Former President and
Chief Executive Officer
of Alcan Aluminum Limited
Director of Companies

Harvey Golub
Former Chairman and
Chief Executive Officer
of American Express
Director of Companies

Michael Hepher
Former Chairman and
Chief Executive Officer of
Lloyds Abbey Life and former
Group Managing Director of
British Telecommunications
Director of Companies

Arnold Langbo
Former Chairman and
Chief Executive Officer
of Kellogg Company
Director of Companies

Leadership team

SERGE GODIN*
Chairman of the Board
and Chief Executive Officer

MICHAEL DENHAM*
President
Business Process Services

PAULE DORÉ*
Executive Vice-President
and Chief Corporate Officer

ANDRÉ IMBEAU*
Executive Vice-President
and Chief Financial Officer

DONNA MOREA*
President
CGI-AMS and India

LUC PINARD*
Executive Vice-President
and Chief Technology Officer

MICHAEL E. ROACH*
President and
Chief Operating Officer

DANIEL ROCHELEAU*
Executive Vice-President and
Chief Business Engineering Officer

JOSEPH SALIBA*
President
Europe and Australia

HICHAM ADRA
Senior Vice-President
and General Manager
Ottawa Region and
Western Canada

DAVID ANDERSON
Senior Vice-President
and Corporate Controller

PAUL BIRON
Senior Vice-President
and General Manager
Integrations

ANDRÉ BOURQUE
Senior Vice-President
and Chief Legal Officer

PIERRE BROCHU
Senior Vice-President
Finance and Administration/Payroll
and Human Resources Services

JOHN G. CAMPBELL
Senior Vice-President
and General Manager
Services to BCE

GLORIA CANSADO GRACIA
Vice-President
Southern Europe

MICHAEL CANT
Vice-President
Global Marketing

RENAUD CARON
Senior Vice-President
Business Engineering

GAVIN CHAPMAN
Senior Vice-President
Northern Europe

DANIEL CRÉPEAU
Senior Vice-President
Business Engineering

ROBERT DESMARAIS
Senior Vice-President
Business Engineering

KLAUS ELIX
Senior Vice-President
Central Europe

MICHAEL FILAK
Senior Vice-President
Business Engineering

WILLIAM GEORGE
Senior Vice-President
Communications and Public Affairs

JACQUES GIGUÈRE
Senior Vice-President
Infrastructure Services
Greater Montreal Area

NADER HANNA
Senior Vice-President
Mergers and Acquisitions

TERRY JOHNSON
Senior Vice-President
Western Canada

MICHAEL KEATING
Senior Vice-President
US West and State and Local

SERGE LAPALME
President
Insurance Business Services

JACQUES LERAY
Vice-President and
General Manager
France

JONATHAN LIGHT
Vice-President
Australia

LUCIE LOISELLE
Vice-President
Strategic Planning

AL MACDONALD
Senior Vice-President
Government Relations
Atlantic Region

EVA MAGLIS
Senior Vice-President
Integrated Technology
Management
Greater Toronto Area

CLAUDE MARCOUX
Senior Vice-President
Systems Integration and
Consulting Services
Québec

DOUG MCCUAIG
Senior Vice-President
and General Manager
Greater Toronto Area
and Atlantic Region

EDWARD NADWORNY
President
CGI Federal

ANANTHA (KRIS) RAMAN
Vice-President
India

PAUL RAYMOND
Senior Vice-President
Greater Boston Area

GERRY RIVERS
Senior Vice-President
Operations Support Services

JACQUES ROY
Senior Vice-President
Finance and Treasury

GEORGE SCHINDLER
Senior Vice-President
New York / New Jersey

RICHARD SCHMITZ
Senior Vice-President
US Midwest

CLAUDE SÉGUIN
Senior Vice-President
Finance and Strategic Investments

CECIL SMITH
Senior Vice-President
Atlantic Region

MARK STUART
Senior Vice-President
Services to Credit Unions

PIERRE TURCOTTE
Senior Vice-President
and General Manager
Québec

NAZZIC TURNER
Senior Vice-President
US South

PIERRE VINET
Senior Vice-President
Human Resources Policies,
Leadership and
Organizational Development

* Member of the
  Management Committee

Shareholder information

LISTING
Toronto Stock Exchange, April 1992:
GIB.SV.A
New York Stock Exchange, October 1998:
GIB

Number of registered shareholders
as at September 30, 2005: 2,706

Number of shares outstanding
as at September 30, 2005:
397,448,329 Class A subordinate shares
33,772,168 Class B shares

High / low of share price
from October 1, 2004,
to September 30, 2005:
TSX (CDN$): 8.78 / 6.59
NYSE (US$): 7.46 / 5.48

The certifications by CGI's Chief Executive
Officer and Chief Financial Officer concerning the quality of the Company's public
disclosure pursuant to Canadian regulatory
requirements are filed in Canada on SEDAR
(www.sedar.com). Similar certifications
pursuant to Rule 13a-14 of the U.S. Securities
Exchange Act of 1934 and Section 302 of the
Sarbanes-Oxley Act of 2002 are exhibits to our
Form 40-F filed on EDGAR (www.sev.gov).
The Company has also filed with the
New York Stock Exchange the certification
required by Section 303A.12 of the exchange's
Listed Company Manual.

The significant ways in which CGI's
corporate governance practices differ from
those required of domestic companies under
New York Stock Exchange listing standards
are set out in the CGI Management Proxy
Circular which is filed with Canadian and
U.S. securities authorities and is therefore
available on SEDAR (www.sedar.com) and
EDGAR (www.sec.gov), respectively, as well
as on CGI's Web site (www.cgi.com).

AUDITORS
Deloitte & Touche LLP

TRANSFER AGENT
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1 800 564-6253

INVESTOR RELATIONS
For further information about the Company,
additional copies of this report or other
financial information, please contact:

Investor Relations
CGI Group Inc.
1130 Sherbrooke Street West
Montréal, Québec H3A 2M8
Canada
Telephone: (514) 841-3200

You may also contact us by sending an
e-mail to ir@cgi.com or by visiting the
Investors section on the Company's Web
site at www.cgi.com.

ANNUAL GENERAL MEETING
OF SHAREHOLDERS
Tuesday, January 31, 2006
at 11:00 a.m.
The Hilton Montreal Bonaventure
Salle de bal
900 de La Gauchetière West
Montréal, Québec

CGI presents a live webcast of its Annual
General Meeting of Shareholders via
the Internet at www.cgi.com. Complete
instructions for viewing the webcast will
be available on CGI's Web site. To vote
by phone or by using the Internet, please
refer to the instructions provided in the
CGI Management Proxy Circular.

This annual report is also on the Internet
at www.cgi.com.

*Le rapport annuel 2005 de CGI est aussi
publié en français.*

Our main locations



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GLOBAL HEADQUARTERS
1130 Sherbrooke Street West, 7th Floor, Montréal, Québec H3A 2M8 Canada
Telephone: (514) 841-3200 Fax: (514) 841-3299

For a complete list of CGI's worldwide offices, please visit www.cgi.com.

DESIGN: **WWW.NOLIN.CA**   Printed in Canada

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